Exhibit 2.1

ASSET AND EQUITY PURCHASE AGREEMENT

BY AND AMONG

PHP HOLDINGS, LLC,

PHS HOLDINGS, LLC,

PROSPECT INTERMEDIATE HOLDINGS, INC.,

THE ENTITIES SET FORTH ON SCHEDULE C.1 ATTACHED HERETO,

PROSPECT MEDICAL HOLDINGS, INC., AS THE SELLER REPRESENTATIVE,

ASTRANA HEALTH, INC.,

AND

THE ENTITIES SET FORTH ON SCHEDULE C.2 ATTACHED HERETO

DATED AS OF NOVEMBER 8, 2024

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EXHIBITS AND SCHEDULES

Schedule A	Definitions
Schedule B.1	PHPH Subsidiaries
Schedule B.2	PHPH APOs
Schedule C.1	Prospect Asset Sellers
Schedule C.2	Buyer Entities
Schedule 1.3(k)	Certain Excluded Assets
Schedule 1.5(b)	Certain Excluded Liabilities
Schedule 1.7	Transaction Bonus Retention Agreements
Schedule 3.1(a)	IBNR Calculation Methodology
Schedule 3.1(d)	Closing Tangible Net Equity
Schedule 3.1(i)	Tangible Net Equity Calculation
Schedule 3.1(l)	Working Capital
Schedule 3.2(a)	Closing Statement Methodology
Schedule 7.2(a)(ii)	Material Regulatory Approvals
Schedule 7.2(b)(ii)(A)	Required Regulatory Approvals
Schedule 7.2(c)	Payor Consents
Schedule 7.3(a)(ii)(I)	Employment Benefit Plan Action
Schedule 7.3(a)(ii)(J)	Key Employees
Schedule 7.10	Tail Insurance Policies
Schedule 7.11(a)	Transferred Employees
Schedule 7.12(i) (Part I)	Allocation Methodology
Schedule 7.12(i) (Part II)	Purchased Assets Allocation Methodology
Schedule 7.12(i) (Part III)	Alta Assets Allocation Methodology
Schedule 7.12(i) (Part IV)	PHS RI Assets Allocation Methodology
Schedule 7.23	Scope of Transition Services
Schedule 7.32	Certain Employee Matters
Schedule 10.2(a)(iv)(D)	Employment Matters

Exhibit A	Form of PHS RI Assignment Agreement
Exhibit B	Form of Alta Assignment Agreement
Exhibit C	Form of Prospect Health Plan Assignment Agreement
Exhibit D	Form of Joint Venture Assignment Agreement
Exhibit E	Form of Bill of Sale
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of MPT Release and Waiver
Exhibit H	Form of Prospect Medical Trademark Agreement

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ASSET AND EQUITY PURCHASE AGREEMENT

This ASSET AND EQUITY PURCHASE AGREEMENT (as the same may be amended, restated, supplemented or modified from time to time in accordance with the terms hereof, this “Agreement”), dated as of November 8, 2024 (the “Effective Date”), is entered into by and among PHP Holdings, LLC, a Delaware limited liability company (“PHPH”), PHS Holdings, LLC, a Delaware limited liability company (“PHS”), Prospect Intermediate Holdings, LLC, a Delaware limited liability company (“PIH” and together with PHPH and PHS, the “Prospect Equity Sellers”), and each of the entities set forth on Schedule C.1 attached hereto (collectively, the “Prospect Asset Sellers” and, together with Prospect Equity Sellers, “Sellers”), Prospect Medical Holdings, Inc., a Delaware corporation (“PMH” or, the “Seller Representative”), on the one hand, and Astrana Health, Inc., a Delaware corporation (“Astrana”) and each of the entities set forth on Schedule C.2 attached hereto (collectively with Astrana, “Buyer”). Schedule A hereto contains definitions of certain initially capitalized terms used in this Agreement. Sellers and Buyer are collectively referred to as the “Parties” and each individually as a “Party.”

W I T N E S S E T H:

WHEREAS, (i) PHS owns all of the issued and outstanding capital stock (the “PHS RI Equity”) of Prospect Health Services RI, Inc. d/b/a Prospect ACO Rhode Island, a Delaware corporation (“PHS RI”), (ii) PHPH owns all of the issued and outstanding capital stock (“PHP Equity”) of Prospect Health Plan, Inc. (“Prospect Health Plan”), and (iii) PIH owns all of the issued and outstanding membership interests (the “Alta Equity”) of Alta Newport Hospital, LLC d/b/a Foothill Regional Medical Center, a California limited liability company (“Alta” and together with Prospect Health Plan, and PHS RI, the “Prospect Acquired Entities”);

WHEREAS, Prospect Provider Group RI, LLC d/b/a CharterCARE Provider Group RI, a Delaware limited liability company (“PPG RI”) is a wholly-owned subsidiary of Prospect Provider Groups LLC, a Delaware limited liability company (“PPG”), and operates as an independent practice association, which may enter into agreements with organizations such as insurance companies, health plans, self-insured employers, government payors, health maintenance organizations, medical groups, independent practice associations, and other third party payors for the arrangement of the provision of healthcare services to certain subscribers or enrollees (together with any other business activity conducted by PPG RI during the twelve (12) month period immediately preceding the Closing or currently contemplated to be conducted, the “PPG RI Business”);

WHEREAS, the entities set forth on Schedule B.1 are the only direct and indirect Subsidiaries of PHPH (the “PHPH Subsidiaries”) and PHPH does not have any other direct or indirect subsidiaries which are not set forth on Schedule B.1;

WHEREAS, Prospect Health Plan is a wholly-owned subsidiary of PHPH and is licensed in the State of California by the California Department of Managed Health Care (“DMHC”) as a health care service plan under the Knox-Keene Act;

WHEREAS, the entities set forth on Schedule B.2 are affiliated physician organizations (the “PHPH APOs”) with PHPH, whereby Prospect Medical Systems, LLC, a Delaware limited liability company (“PMS”), a wholly-owned subsidiary of PIH, has entered into certain agreements to provide for the management of Prospect Physician Holdings, Inc. and its Subsidiaries, including the PHPH APOs (the business conducted by the PHPH APOs and PMS during the twelve (12) month period immediately preceding the Closing or currently contemplated to be conducted, the “PMS Business”);

WHEREAS, Prospect Medical Group, Inc., a California professional medical corporation (“PMG”) and certain PHPH APOs are registered with the DMHC as risk bearing organizations (“RBOs”);

WHEREAS, Alta, a wholly-owned subsidiary of PIH, is properly licensed and certified by the California Department of Public Health (“CDPH”) and owns and operates that certain acute care hospital, including such hospital’s pediatric sub-acute unit and skilled nursing facility, known as Foothill Regional Medical Center (the “Hospital” and the business owned and operated by the Hospital, including but not limited to the Hospital’s acute and sub-acute business and all ancillary services offered by the Hospital, the “Hospital Business”);

WHEREAS, pursuant to the terms and conditions set forth herein, the Prospect Equity Sellers desire to sell, assign, and transfer to Buyer, and Buyer desires to purchase, accept the assignment of, and accept the transfer of the Acquired Equity Interests free and clear of all Liens (other than Permitted Liens) from each Prospect Equity Seller for the consideration and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, pursuant to the terms and conditions set forth herein, Buyer wishes to purchase from the Prospect Asset Sellers, and the Prospect Asset Sellers wish to sell to Buyer, all assets, properties, rights, titles and interests of the Prospect Asset Sellers, whether tangible or intangible, real or personal and wherever located, including the assets, properties, rights, titles and interests, of every description, whether real, personal or mixed, tangible or intangible, owned or leased that are primarily used or held for use in, or primarily related to, the healthcare business owned and operated by each Prospect Asset Seller (the “Purchased Assets”) as such business is currently and has been conducted by each Prospect Asset Seller during the 12-month period immediately preceding the Closing (the “Healthcare Business,” and together with the PPG RI Business, the PMS Business and the Hospital Business, the “Purchased Business”) but excluding all Excluded Assets on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, the Parties desire to set forth certain representations, warranties and covenants made by each to the other, on which they will rely as a condition to entering into this Agreement and to the closing of the transactions contemplated hereunder, and to set forth certain additional agreements relating to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
PURCHASE AND SALE; TRANSACTION CONSIDERATION

Section 1.1.            Purchase of Acquired Equity Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing, each Prospect Equity Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from such Prospect Equity Seller, such Prospect Equity Seller’s right, title and interest in the Acquired Equity Interests owned by such Prospect Equity Seller.

Section 1.2.            Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement, at the Closing and effective as of the Effective Time, each Prospect Asset Seller shall sell, assign, transfer and deliver to Buyer, and Buyer shall acquire, all of such Prospect Asset Seller’s right, title and interest in and to all of the Purchased Assets, in each case free and clear of all Liens other than Permitted Liens. The Purchased Assets shall include, without limitation, all right, title and interest of the applicable Prospect Asset Seller thereof in and to all of the following:

(a)            all leasehold interests of the Prospect Asset Sellers in and to the real property that is leased by any Prospect Asset Seller as a tenant and used exclusively in connection with the operation of the Healthcare Business (the “Tenant Leases”) (the real property that is subject to the Tenant Leases being referred to as the “Leased Real Property”) (the term “Real Property” shall mean collectively the Owned Real Property and the Leased Real Property);

(b)            tangible personal property primarily used or, held for use in, or related to the Healthcare Business, including all equipment, leasehold improvements, computer hardware, furniture, furnishings, machinery, tools, supplies, telephones, office equipment, vehicles and, to the extent assignable or transferable, all rights in all warranties of any manufacturer or vendor with respect thereto (express or implied) (collectively, the “Tangible Personal Property”);

(c)            Intellectual Property, proprietary software and other intangible personal property owned by any Prospect Asset Seller and exclusively used or held for use in the Healthcare Business, including all Intellectual Property, software and other intangible personal property, and all tangible embodiments thereof (collectively, the “Assumed IP”);

(d)            IT systems, software programs, and licensed software materials exclusively used or held for use in the Healthcare Business, and all hardware or data processing equipment and data processing system manuals exclusively used or held for use in the Healthcare Business;

(e)            records, including financial, patient lists, patient medical and treatment records, patient billing records, medical staff, personnel records and other records (including all accounts receivable records, equipment records, medical and administrative libraries, construction plans and specifications, documents, catalogs, books, files, operating policies and procedures, manuals and current personnel records, files, charts, books, records, ledgers, data, databases and documentation), in each case primarily used, held for use in or related to the Healthcare Business; provided that, the Prospect Asset Sellers may retain copies of any records to the extent that they are required by Law to retain such records;

(f)             all of the interests, rights and benefits of the Prospect Asset Sellers in Contracts which primarily relate to the operation of the Healthcare Business, other than Excluded Contracts (collectively the “Assumed Contracts”);

(g)            Permits used, held for use in, necessary to operate or related to the Healthcare Business, to the extent assignable, including the Medicare and Medicaid provider agreements for the Healthcare Business (collectively, the “Assumed Permits”);

(h)            telephone and facsimile numbers, post office boxes and directory listings primarily used, held for use in or related to the Healthcare Business;

(i)             copies of income and other material Tax Returns filed after the date hereof and prior to the Closing (and related Tax and accounting books and records and work papers and correspondence from accountants) of AMVI, the Joint Venture Entity, or otherwise exclusively related to the Purchased Assets or Purchased Business;

(j)             the Joint Venture Equity; and

(k)            goodwill relating to or associated with the Purchased Assets.

Section 1.3.            Excluded Assets. The following assets of the Prospect Asset Sellers shall not be conveyed to Buyer (collectively, the “Excluded Assets”):

(a)            all intercompany receivables between any Prospect Asset Seller and any of its Affiliates;

(b)            all current and non-current cash and cash equivalents (to the extent not included as an asset in the calculation of Closing Working Capital);

(c)            all capital stock or other equity interests of the Prospect Asset Sellers;

(d)            proprietary manuals, marketing materials, policy and procedure manuals, standard operating procedures and marketing brochures, data and studies or analyses of the Prospect Asset Sellers not exclusively used or held for use in the Healthcare Business;

(e)            the Contracts of any Prospect Asset Seller that (A) primarily relate to the Excluded Liabilities or the Excluded Assets, (B) do not primarily relate to either the Healthcare Business or the Purchased Assets, or (C) are Excluded Contracts;

(f)             any Intellectual Property (i) not used or held for use in the Healthcare Business or (ii) made available to Buyer and its Affiliates following the Closing pursuant to the Transition Services Agreement, including, subject to Section 7.19, any Marks that contain the name “Prospect” (as well as all abbreviations, variations or derivations thereof, including any world-wide web address containing “prospect”), any promotional material, educational material, signage, stationery, supplies or other items of inventory bearing such names, marks, trade dress, logos, or symbols or abbreviations, variations or derivations thereof, and any URLs, sites, blogs or pages hosted on Prospect system websites containing “prospect,” including associated content embodied within the foregoing, other than as provided for in Section 7.19;

(g)            all IT systems, software programs and hardware or data processing equipment, data processing system manuals and licensed software materials that are (i) not exclusively used or held for use in the Healthcare Business, or (ii) proprietary software, data processing programs or source codes of the Prospect Asset Sellers or their Affiliates (other than the Prospect Equity Sellers), used in connection with the operation of one or more of the Prospect Asset Seller’s acute care hospitals other than the Healthcare Business;

(h)            all minute books and all other books and records that are required by Law to be retained by the Prospect Asset Sellers, all Organizational Documents, qualifications to conduct business as a foreign corporation or entity, arrangements with registered agents relating to foreign qualifications, and taxpayer and other identification numbers of the Prospect Asset Sellers;

(i)             all insurance policies or self-insurance assets and funds maintained by the Prospect Asset Sellers or their Affiliates, and all related premiums, refunds and reserves related thereto, including any business interruption policies;

(j)             all claims, rights, interests and proceeds with respect to state or local Tax prepayments, refunds, and credits (including property tax refunds and charity tax credits) related to the Purchased Business with respect to any Pre-Closing Tax Period, and the right to pursue appeals of the same; provided that, the underlying Taxes are economically borne by the Prospect Asset Sellers (including as a result of indemnification payments made by Sellers under this Agreement);

(k)            all claims, causes of action, choses in action, rights of recovery, rights of set off and rights of recoupment of the Prospect Asset Sellers with respect to Actions arising from events or occurrences prior to the Effective Time, and any payments, awards or other proceeds resulting therefrom, to the extent that such payments, awards or other proceeds relate to Actions which are Excluded Liabilities or relate to any matter set forth on Schedule 1.3(k);

(l)             the sponsorship of and all assets maintained pursuant to or in connection with any Prospect Asset Seller Benefit Plan and any other compensation or benefit plan, program, policy, contract or arrangement that is or was at any time sponsored, maintained, contributed to or required to be contributed to by or on behalf of a Prospect Asset Seller or under or with respect to which a Prospect Asset Seller has any current or contingent liability or obligation (including on behalf of or due to a Prospect Asset Seller ERISA Affiliate);

(m)            peer review materials and any writings, documents and other items that are protected from discovery by the attorney-client privilege, the attorney work product doctrine or any other cognizable privilege or protection, in each case, except to the extent related to the Assumed Liabilities (collectively, the “Excluded Peer Review Materials”);

(n)            any assets or businesses owned or operated by the Seller Representative or its Affiliates, other than the Healthcare Business (the “Other Prospect Business”);

(o)            any other current or long-term assets not primarily used, held for use in or related to, the Healthcare Business and which are not included or disclosed by notes in the Most Recent Balance Sheet; and

(p)            the rights of Sellers and their Affiliates under this Agreement.

Section 1.4.            Assumption of Certain Liabilities. As of the Effective Time, Buyer shall only assume and be responsible for those liabilities, obligations, and duties of the Prospect Asset Sellers, including paying, defending, discharging and performing as and when due, to the extent they are primarily related to operation of the Healthcare Business (the “Assumed Liabilities”), including:

(a)            other than Liabilities accruing, arising out of, or relating to acts or omissions of the Prospect Asset Sellers prior to the Effective Time, all Liabilities accrued, arising out of, or relating to the period from and after the Effective Time in connection with (i) the Assumed Contracts, and (ii) the Purchased Assets;

(b)            Liabilities arising out of or relating to any act, omission, event or occurrence with respect to the use, ownership or operation by Buyer of the Healthcare Business or any of the Purchased Assets from and after the Effective Time; and

(c)            Liabilities with respect to the Hired Employees after the Effective Time, including the value of all Rollover Elected PTO.

For the avoidance of doubt, the Assumed Liabilities will not include any Tax Liabilities or Excluded Liabilities.

Section 1.5.             Excluded Liabilities. Notwithstanding anything to the contrary contained herein, Buyer shall not become liable for or subject to, any debt, guaranty, obligation of any kind, expense or liability of the Prospect Asset Sellers (including intercompany payables between any Prospect Asset Seller and any of its Affiliates) other than the Assumed Liabilities, including those liabilities related to the following (the “Excluded Liabilities”):

(a)            any Pre-Closing Taxes;

(b)            all Liabilities related to any Action, litigation, investigations, proceedings, governmental inquiries and other claims relating to the Prospect Asset Sellers, the Purchased Assets or the Healthcare Business existing as of the Closing Date or arising as a result of events, acts, omissions or occurrences prior to the Closing, including, but not limited to those Liabilities set forth on Schedule 1.5(b);

(c)            all Liabilities of the Prospect Asset Sellers related to or arising out of the transactions contemplated by that certain Amended and Restated Master Restructuring Agreement, dated as of May 23, 2023, by and among PMH, PHP, Prospect Healthcare Facilities Management, LLC, and each of their respective Affiliates party thereto on the one hand, and MPT, and its Affiliates party thereto, on the other hand (the “MRA”);

(d)            all Liabilities related to or arising out of that certain Loan Agreement, dated May 23, 2023, by and among the Prospect Asset Sellers, the Seller Representative and the other “Borrowers” identified therein, the “Guarantors” identified therein, the “Lenders” identified therein, and MPT TRS Lender PMH, LLC, as the “Collateral Agent”;

(e)            all Liabilities related to or arising out of that certain Financing Agreement, dated May 23, 2023 (as amended by that certain Limited Waiver, Consent and Amendment No. 1 to Financing Agreement and Pledge and Security Agreement and Supplement to Perfection Certificated, dated October 24, 2023, that certain Permanent Waiver and Amendment No. 2 to Financing Agreement, dated November 14, 2023, that certain Amendment No. 3 to Financing Agreement, dated February 27, 2024, that certain Amendment No. 4 to Financing Agreement, dated April 30, 2024, and that certain Amendment No. 5 to Financing Agreement, dated June 5, 2024, and as supplemented by that certain Joinder Agreement, dated March 15, 2024), by and among the Prospect Asset Sellers and the other “Borrowers” identified therein, the “PhysicianCo Guarantors” identified therein, the “HospitalCo Guarantors” identified therein, the “Lenders” identified therein, and Wilmington Trust, N.A., as the “Collateral Agent”;

(f)             all Liabilities relating to or arising out of the Excluded Assets;

(g)            all Liabilities relating to or arising out of the Prospect Asset Seller Benefit Plans;

(h)            except such Liabilities relating to, or arising out of Buyer’s breach of Section 7.11(h), all Liabilities under the WARN Act and similar state laws arising out of the consummation of the Transactions;

(i)             all Liabilities or obligations relating to, attributable to, associated with, arising out of or in connection with, with respect to or otherwise resulting from the employment, engagement or service with, application for employment service with or termination of employment, engagement or service to the Prospect Asset Sellers on or before the Closing Date;

(j)             any Company Transaction Expense;

(k)            all Pre-Closing liabilities associated with Prospect Asset Sellers’ non-compliance with requirements related to Healthcare Information Laws, including but not limited to HIPAA and the HITECH Act; and

(l)             liabilities under medical malpractice risk pools and workers compensation and employee retirement programs.

Section 1.6.            Purchase Price.

(a)            The aggregate purchase price (the “Purchase Price”) for the Acquired Equity Interests and the Purchased Assets shall be calculated and paid by Buyer in accordance with this Section 1.6, as further adjusted pursuant to the terms of this Agreement, including under Section 1.6(b) and paid subject to the terms of this Agreement, to Sellers in accordance with Section 1.6(b).

(b)            The Purchase Price to be paid to Sellers at the Closing (the “Estimated Purchase Price”) shall be equal to:

(i)            Seven Hundred Forty-Five Million Dollars ($745,000,000.00) in cash;

(ii)            plus the Estimated Closing Cash on Hand;

(iii)           plus the amount, if any, by which the Estimated Net Working Capital exceeds the Target Working Capital, or minus the amount, if any, by which the Target Working Capital exceeds the Estimated Net Working Capital;

(iv)          plus the amount, if any, by which the Estimated Closing Tangible Net Equity exceeds the Target Tangible Net Equity, or minus the amount, if any, by which the Target Tangible Net Equity exceeds the Estimated Closing Tangible Net Equity;

(v)           minus the Estimated Closing Date Indebtedness;

(vi)          minus the Estimated Accrued PTO; and

(vii)         minus the Estimated Company Transaction Expenses.

Section 1.7.            Withholding. Buyer and the Prospect Acquired Entities will be entitled to deduct and withhold from any consideration payable under this Agreement to any Person all Taxes that may be required to be deducted or withheld under any provision of Tax Law; provided, however, that Buyer (or other applicable withholding agent) will use commercially reasonable efforts to provide the Seller Representative with a written notice of Buyer’s (or other applicable withholding agent’s) intention to withhold (except for any withholding arising due to the failure to provide the IRS Forms W-9 described in Section 2.2(k) and except for any withholding on any compensatory payments made pursuant to this Agreement) at least three (3) Business Days prior to any such withholding and Buyer (or other applicable withholding agent) shall use commercially reasonable efforts to cooperate with the Seller Representative in the Seller Representative’s efforts to minimize any such Taxes to the extent allowed under applicable Tax Law. All such deducted or withheld amounts shall be treated as delivered to the Person in respect of which such deduction and withholding was made, provided such amounts are remitted to the appropriate Taxing Authority. Other than with respect to amounts payable pursuant to the Transaction Bonus Retention Agreements, which amounts will be paid to the applicable party to such agreements on or within five (5) Business Days of the Closing, all compensatory amounts to any Prospect Acquired Entity’s employees payable under this Agreement will be paid through such Prospect Acquired Entity’s ordinary payroll procedures in the first payroll cycle following the Closing.

Section 1.8.            Non-Assignable Contracts. Notwithstanding anything to the contrary in this Agreement, to the extent that the assignment hereunder by the Prospect Asset Sellers to Buyer of any Assumed Contract or Assumed Permit is not permitted or is not permitted without the consent of any other party to such Assumed Contract or any Governmental Authority, neither this Agreement nor the Bill of Sale shall be deemed to constitute an assignment of any such Assumed Contract or Assumed Permit if such consent is not given or if such assignment otherwise would constitute a breach of, violation of or cause a loss of benefits under, any such Assumed Contract or Assumed Permit, and Buyer shall not assume any obligations or liabilities under any such Assumed Contract or Assumed Permit. Subject to Section 7.2(b)(ii)(A), the Prospect Asset Sellers shall use best efforts to obtain all consents and waivers necessary for the sale, transfer, assignment, conveyance and delivery of the Assumed Contracts, Assumed Permits and the Purchased Assets to Buyer hereunder and, if any such consent is not obtained or if such assignment is not permitted irrespective of such consent, Prospect Asset Sellers shall use best efforts to cooperate with Buyer following the Closing Date in any arrangement designed to provide Buyer with the rights and benefits (subject to the obligations) under any such Assumed Contract or Assumed Permit, including enforcement for the benefit of Buyer of any and all rights of Prospect Asset Sellers thereunder (including rights against any other party thereto arising out of any breach or cancellation of any such Assumed Contract by such other party) and, if requested by Buyer, acting as an agent on behalf of Buyer or as Buyer shall otherwise reasonably require.

ARTICLE 2
CLOSING; DELIVERIES; PAYMENTS

Section 2.1.            Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated under this Agreement (the “Closing”) shall take place (a) virtually via the exchange of executed documents and other deliverables by PDF or other means of electronic delivery and wire transfer of funds on the first (1st) Business Day following the day on which the last of the conditions set forth in ARTICLE 8 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) to be satisfied or waived is so satisfied or waived, or (b) by such other means or at such other place, time and date as Buyer and the Seller Representative may mutually agree upon. The Closing shall be deemed to have occurred and to be effective as between the Parties as of 12:01 a.m. Pacific Time on the first calendar day after the Closing Date (the “Effective Time”), except as may otherwise be expressly provided herein; provided that, in no event will the Closing occur prior to the date that is forty-five (45) days after the Effective Date. The date on which the Closing actually occurs is referred to as the “Closing Date”. All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries or actions are completed or waived in writing by the Party against whom such waiver is sought to be enforced. Subject to the provisions of ARTICLE 9, the failure to consummate the Closing on the date and time determined pursuant to this Section 2.1 shall not result in the termination of this Agreement and shall not relieve any Party to this Agreement of any obligation under this Agreement.

Section 2.2.            Deliveries by Sellers. At the Closing and unless otherwise waived in writing by Buyer, Sellers shall deliver or cause to be delivered to Buyer the following:

(a)            a stock transfer agreement or other similar instruments for the transfer and assignment of the PHS RI Equity to Buyer, free and clear of all Liens other than transfer restrictions pursuant to applicable securities Laws or the Organizational Documents of PHS RI, duly executed by PHS (“PHS RI Assignment Agreement”), in substantially the form attached hereto as Exhibit A;

(b)            a membership interest assignment agreement or other similar instruments for the transfer and assignment of the Alta Equity to Buyer, free and clear of all Liens other than transfer restrictions pursuant to applicable securities Laws or the Organizational Documents of Alta, duly executed by PIH (“Alta Assignment Agreement”), in substantially the form attached hereto as Exhibit B;

(c)            a stock transfer agreement or other similar instruments for the transfer and assignment of the PHP Equity to Buyer, free and clear of all Liens other than transfer restrictions pursuant to applicable securities Laws or the Organizational Documents of Prospect Health Plan, duly executed by PHPH (“Prospect Health Plan Assignment Agreement”), in substantially the form attached hereto as Exhibit C;

(d)            (A) a bill of sale, assignment and assumption agreement in substantially the form attached hereto as Exhibit E (the “Bill of Sale”) and (B) such other instruments of sale, assignment, transfer and conveyance as may be necessary to evidence and effect the sale and transfer to Buyer of the Purchased Assets and the assumption by Buyer of the Assumed Liabilities, in each case, duly executed by the Prospect Asset Sellers;

(e)            stock certificates evidencing the PHS RI Equity, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto;

(f)             stock certificates evidencing the PHP Equity, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto;

(g)            a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller, certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of managers or equivalent governing authority thereof of such Seller authorizing the execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of the Transactions, as applicable, (ii) that all such resolutions are in full force and effect, and (iii) the names and signatures of the managers or officers of such Seller authorized to sign this Agreement and the Transaction Documents;

(h)            certificates of existence and good standing of each Seller, and the Prospect Acquired Entities from the state of their incorporation or formation, each dated the most recent practicable date prior to the Closing Date;

(i)             evidence in form and substance reasonably satisfactory to Buyer of the termination of the Collateral Assignment;

(j)             certificates from each Seller, duly executed by such Seller, dated as of the Closing Date, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied;

(k)            a properly completed and executed IRS Form W-9 from each Seller (or the “regarded” owner of any Seller that is classified as a “disregarded entity” for U.S. federal income tax purposes), dated as of the Closing Date;

(l)             copies of duly executed and effective Payoff Letters with respect to the Indebtedness set forth on Section 2.2(l) of the Disclosure Schedules (the “Closing Date Indebtedness”), in form and substance reasonably satisfactory to Buyer, which payoff letters shall provide for the release of all Liens and guaranties relating to the Closing Date Indebtedness following satisfaction of the terms contained in such payoff letters;

(m)           copies of the fully executed consents and approvals listed on Section 2.2(m) of the Disclosure Schedules, which shall include certain Payor Consents (the “Required Consents”);

(n)            a letter agreement in substantially the form attached hereto as Exhibit G (the “MPT Release and Waiver”), duly executed by Buyer;

(o)            the Escrow Agreement, duly executed by the Seller Representative;

(p)            written resignations, effective as of the Closing Date, of such directors, officers or managers of the Prospect Acquired Entities as Buyer may request;

(q)            the PBGC Waiver, duly executed by the PBGC the applicable Sellers or the Seller Representative;

(r)             evidence reasonably satisfactory to Buyer, either of the 280G Approval, or that the 280G Approval was not obtained, in accordance with Section 7.29 or that no Disqualified Individual was otherwise subject to receiving payments in excess of one dollar ($1.00) less than their Code Section 280G base amount;

(s)             evidence in form and substance satisfactory to Buyer that the Liabilities identified on (i) Section 5.7(a) of the Disclosure Schedules and (ii) Section 5.7(m) of the Disclosure Schedules, in each case pursuant to clauses (i) and (ii), calculated as of the date of payment and inclusive of all penalties and interest (collectively, the “Disclosed Tax Liabilities”), have been paid to the appropriate Taxing Authorities;

(t)             the Prospect Medical Trademark Agreement, duly executed by the Seller Representative;

(u)             evidence in form and substance reasonably satisfactory to Buyer of the termination of the Management Services Agreement;

(v)            evidence in form and substance satisfactory to Buyer that Sellers have authority and control over all Tax matters relating to the Joint Venture Entity under the Joint Venture Entity’s organizational documents; and

(w)           such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the Transactions.

Section 2.3.            Deliveries by Buyer. At the Closing and unless otherwise waived in writing by Sellers, Buyer (and subject to Section 7.30, to the extent applicable), shall deliver or cause to be delivered to Sellers the following:

(a)            the Estimated Purchase Price by wire transfer of immediately available funds paid in accordance with Section 2.4;

(b)            the PHS RI Assignment Agreement, duly executed by Buyer;

(c)            the Alta Assignment Agreement, duly executed by Buyer;

(d)            the Prospect Health Plan Assignment Agreement, duly executed by Buyer;

(e)            (i) the Bill of Sale, and (ii) such other instruments of sale, assignment, transfer and conveyance as may be necessary to evidence and effect the sale and transfer to Buyer of the Purchased Assets and the assumption by Buyer of the Assumed Liabilities, in each case, duly executed by Buyer;

(f)             a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyer, certifying (i) that attached thereto are true and complete copies of all resolutions adopted by the board of directors (or equivalent thereof) of Buyer authorizing the execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of the Transactions, (ii) that all such resolutions are in full force and effect, and (iii) the names and signatures of the officers of Buyer authorized to sign this Agreement and the Transaction Documents;

(g)            a certificate from Buyer, duly executed by Buyer, dated as of the Closing Date, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied;

(h)            certificates of existence and good standing of Buyer from the state of its incorporation or formation, each dated the most recent practicable date prior to the Closing Date;

(i)             the Escrow Agreement, duly executed by Buyer;

(j)             a copy of the final binder of insurance for the R&W Insurance Policy, duly executed by Buyer and the R&W Insurer, including the final form of such R&W Insurance Policy;

(k)            evidence of deposit with the R&W Insurer of the portion of the Insurance Costs required to bind the R&W Insurance Policy;

(l)             the MPT Release and Waiver, duly executed by Buyer;

(m)           the Prospect Medical Trademark Agreement, duly executed by Buyer; and

(n)            such other documents or instruments as Sellers reasonably request and are reasonably necessary to consummate the Transactions.

Section 2.4.            Payment of Purchase Price. At the Closing, Buyer shall make or cause to be made the following payments, by wire transfer of immediately available funds, as follows (each such payment, a “Closing Payment”):

(a)            payment of the Escrow Amount to the Escrow Agent for further deposit into such account as the Escrow Agent shall have designated;

(b)            payment on behalf of Sellers, to the account(s) designated by the payees thereof in the Estimated Closing Statement and provided to Buyer by the Seller Representative, of an amount equal to the Estimated Company Transaction Expenses; provided that, any compensatory amounts payable to current or former employees of a Seller will be paid through such Seller’s ordinary payroll procedures in the first regularly scheduled payroll following the Closing Date;

(c)            payment on behalf of Sellers, as applicable, to the account(s) designated by the payees thereof, of an amount equal to the Estimated Closing Date Indebtedness; provided that, Buyer will retain any Taxes included in the Estimated Closing Date Indebtedness for payment to the appropriate Taxing Authority following the Closing Date (and any Taxes included in the Estimated Closing Date Indebtedness that are originally due after the Closing Date will be timely paid to the appropriate Taxing Authority following the Closing Date);

(d)            payment to the account(s) designated by Sellers, the amount of the Cash Out Elected PTO, such amount to be paid through such Seller’s ordinary payroll procedures in the first regularly scheduled payroll following the Closing Date; and

(e)            payment to the account(s) designated by Sellers of an aggregate cash amount equal to the Estimated Purchase Price less the sum of the amounts set forth in clauses (a) - (d) of this Section 2.4.

Each of the Closing Payments shall be made in such amounts as specified by Sellers in the Estimated Closing Statement delivered to Buyer by the Seller Representative prior to Closing.

ARTICLE 3
PURCHASE PRICE ADJUSTMENTS; CLOSING PAYMENT

Section 3.1.            Definitions. As used herein:

(a)            “Accounting Principles” means GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Most Recent Financial Statements. For the avoidance of doubt, IBNR is to be calculated using the same methodology used to prepare the April 2024 financial statements as reflected on Schedule 3.1(a) (i.e., IBNR reserves based on application of completion factors to claims lag schedules, plus incremental reserves (i.e., provision for adverse deviation (PAD)) of twenty percent (20%)).

(b)            “Cash on Hand” means as of the Effective Time (but before taking into account the consummation of the Transactions), without duplication, (i) all cash and cash equivalents (which for the avoidance of doubt will be net of outstanding checks) of the Prospect Healthcare Entities (including marketable securities, short-term investments and other liquid investments) retention of which by Prospect Health Plan and/or PMG is not required to enable Prospect Health Plan and/or PMG, as applicable, to maintain Minimum Tangible Net Equity, plus (ii) all deposits in transit or amounts held for deposit that have not yet cleared, other wire transfers and drafts deposited or received and available for deposit of the Prospect Healthcare Entities, plus (iii) any and all credit card receivables and credit card deposits in transit of the Prospect Healthcare Entities, and minus (iv) any Taxes imposed on the repatriation of such cash or cash equivalents to the United States as determined in accordance with the Accounting Principles.

(c)            “Closing IBNR” means IBNR of (i) Prospect Health Plan, and (ii) PMG (on behalf of itself and any Prospect Healthcare Entities which are RBOs whose Tangible Net Equity is reported to the DMHC on a consolidated basis with, or otherwise through, PMG), as of the Effective Time.

(d)            “Closing Tangible Net Equity” means the Tangible Net Equity of (i) Prospect Health Plan, and (ii) PMG (on behalf of itself and any Prospect Healthcare Entities which are RBOs whose Tangible Net Equity is reported to the DMHC on a consolidated basis with, or otherwise through, PMG) using the accounting practices, assumptions, policies and methodologies as set forth on, and used in the calculation of, the applicable Prospect Healthcare Entities’ related DMHC financial filings, and shall consist of the line items set forth on Schedule 3.1(d) attached hereto, which is consistent with the requirements of the DMHC, determined as of the Closing Date. Notwithstanding the foregoing, for purposes of calculating the Closing Tangible Net Equity, the Closing Tangible Net Equity shall exclude (i) Indebtedness reported on the balance sheets of Prospect Healthcare Entities which are subject to DMHC’s Tangible Net Equity reporting requirements, (ii) the Company Transaction Expenses reported on the balance sheets of the Prospect Healthcare Entities which are subject to DMHC’s Tangible Net Equity reporting requirements, (iii) any current or deferred Tax assets or liabilities (including any Tax assets or Tax receivables) of the Prospect Healthcare Entities which are subject to DMHC’s Tangible Net Equity reporting requirements, and (iv) the impact of purchase price adjustments related to Cash on Hand reported on the balance sheets of the Prospect Healthcare Entities which are subject to DMHC’s Tangible Net Equity reporting requirements.

(e)            “Closing Working Capital” means the Working Capital as of the Effective Time, but disregarding any changes in the Working Capital between the Closing and the Effective Time as a result of (i) actions taken at the direction of Buyer or any Affiliate thereof (or any person appointed by Buyer or any Affiliate thereof to serve as a director, officer or employee of any Prospect Healthcare Entity) outside the ordinary course of the applicable Prospect Healthcare Entity’s businesses or, (ii) purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.

(f)             “Estimated IBNR Amount” means IBNR reflected in the calculation of Estimated Closing Tangible Net Equity.

(g)            “Minimum Health Plan Tangible Net Equity” means the minimum Tangible Net Equity required to be maintained by a health care service plan under the Knox-Keene Act, as may be modified from time to time, as calculated within DMHC reporting; however, calculated based on annualization of the most recent three (3) months of revenue and healthcare costs (rather than the trailing twelve (12) months of revenue and healthcare costs utilized within the DMHC’s calculation).

(h)            “Minimum RBO Tangible Net Equity” means the minimum Tangible Net Equity required to be maintained by an RBO, as may be modified from time to time, as calculated within DMHC reporting; however, calculated based on annualization of the most recent three (3) months of revenue and healthcare costs (rather than the trailing twelve (12) months of revenue and healthcare costs utilized within the DMHC’s calculation).

(i)             “Tangible Net Equity” has the meaning set forth in Title 28, Article 9, Section 1300.76(c) of the California Code of Regulations, as amended from time to time. An example calculation of Tangible Net Equity for the applicable Prospect Healthcare Entities is set forth on Schedule 3.1(i).

(j)             “Target Tangible Net Equity” means (i) with respect to PHP, two hundred thirty percent (230%) of Minimum Health Plan Tangible Net Equity, and (ii) with respect to PMG (on behalf of itself and any Prospect Healthcare Entities which are RBOs whose Tangible Net Equity is reported to the DMHC on a consolidated basis with, or otherwise through, PMG), one hundred percent (150%) of Minimum RBO Tangible Net Equity, in each case, calculated as of the Effective Date.

(k)            “Target Working Capital” means negative Twelve Million Three Hundred Thousand Dollars ($12,300,000.00).

(l)             “Working Capital” means, as of the Effective Time, an amount (which may be positive or negative) equal to the consolidated current assets (including all security or rent or other similar deposits held for any Prospect Healthcare Entity account) excluding Cash on Hand, intercompany receivables, related party receivables, and advances to the Prospect Acquired Entities and their respective Affiliates, minus the current liabilities of the Prospect Healthcare Entity, which shall be calculated in accordance with the methodology set forth on Schedule 3.1(l); provided that, the calculation of Working Capital will exclude (i) any Tax assets, (ii) any Tax liabilities, (iii) any intercompany payables, (iv) any related party payables, (v) any operating lease liabilities, (vi) any Indebtedness and (vii) any assets or liabilities of PHP or PMG (on behalf of itself and any Prospect Healthcare Entities which are RBOs whose Tangible Net Equity is reported to the DMHC on a consolidated basis with, or otherwise through, PMG) which are included in the calculation of Tangible Net Equity. For illustration only, Schedule 3.1(l) sets forth the calculation of Working Capital as of the date therein indicated.

Section 3.2.            Closing Estimates.

(a)            At least five (5) Business Days prior to the Closing Date, the Seller Representative shall prepare and deliver to Buyer (i) a written statement (the “Estimated Closing Statement”) consistent with the methodology and calculations set forth on Schedule 3.2(a), setting forth in reasonable detail Sellers’ good faith calculations consistent with the Accounting Principles of the following amounts: (A) the Cash on Hand (the “Estimated Closing Cash on Hand”), (B) the Working Capital (the “Estimated Net Working Capital”), (C) the Closing Tangible Net Equity (the “Estimated Closing Tangible Net Equity”), (D) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”), (E) the Accrued PTO (the “Estimated Accrued PTO”), separately indicating the estimated Cash Out Elected PTO and estimated Rollover Elected PTO, and (F) the Company Transaction Expenses (the “Estimated Company Transaction Expenses”), in each case as of the Closing Date.

(b)            The Seller Representative shall provide a reasonable level of supporting documentation for the Estimated Closing Statement and promptly provide any additional information reasonably requested by Buyer related thereto. To the extent that Buyer disagrees in good faith with any items set forth in the Estimated Closing Statement, for up to three (3) Business Days prior to the Closing, Buyer and the Seller Representative shall negotiate in good faith to resolve such disagreements and agree upon the Estimated Purchase Price prior to the Closing; provided, however, that if Buyer and the Seller Representative are not able to resolve any such disagreement within three (3) Business Days after Buyer’s receipt of the Estimated Closing Statement and all other conditions to the Closing have been satisfied or waived, then the Estimated Purchase Price set forth in the Estimated Closing Statement shall be deemed final for purposes of the Closing, subject to the post-Closing adjustment pursuant to this Section 3.3.

Section 3.3.            Post-Closing Determination.

(a)            Within eighteen (18) months from the Closing Date, Buyer shall prepare, or cause to be prepared, and deliver to the Seller Representative a written statement (the “Closing Statement”) prepared in good faith, and shall include a balance sheet of each Prospect Healthcare Entity as of the Effective Time prepared in accordance with the Accounting Principles, (i) setting forth its calculation of (A) the Cash on Hand (the “Actual Cash on Hand”), (B) the Working Capital (the “Actual Closing Working Capital”), (C) the Closing Tangible Net Equity (the “Actual Closing Tangible Net Equity”), (D) the Closing Date Indebtedness (the “Actual Closing Date Indebtedness”), (E) the Accrued PTO, separately indicating the Cash Out Elected PTO and Rollover Elected PTO, (F) the Company Transaction Expenses (the “Actual Company Transaction Expenses”), and (G) the resulting Purchase Price (using the Estimated IBNR Amount for purposes of this calculation), and (ii) including an unaudited balance sheet of the Healthcare Business as of the Closing Date. For the avoidance of doubt, the Closing Statement shall not include, and this Section 3.3(a) shall not be used to determine the Actual IBNR Amount, which shall be finally determined in accordance with Section 3.5 and Section 3.4(e). In addition, for purposes of calculating Actual Closing Tangible Net Equity hereunder, the Estimated IBNR Amount shall be used, rather than an alternative IBNR amount.

(b)            After the due date for the Closing Statement, Buyer may not change any amount set forth in the Closing Statement, and any amount from the statement delivered by the Seller Representative pursuant to Section 3.2(a) not disputed in the Closing Statement shall be deemed accepted by, and final and binding upon the Parties. If Buyer fails to deliver the Closing Statement by its due date, then the statement delivered by the Seller Representative pursuant to Section 3.2(a) shall be deemed accepted by, and final and binding upon the Parties. For the avoidance of doubt, nothing in this Section 3.3 is intended to be used to adjust for errors or omissions that may be found with respect to any market or business development, occurring after the Closing, and no change in GAAP or Law after the Closing, shall be taken into consideration in the calculations to be made pursuant to this Section 3.3 (regardless of whether the Accounting Principles would permit or require taking such fact or event into consideration).

(c)            Promptly following Buyer’s delivery of the Closing Statement to the Seller Representative, Buyer shall provide the Seller Representative and its Representatives reasonable access to the relevant books and records and employees of each Prospect Healthcare Entity and Buyer, as may be reasonably required for facilitating the Seller Representative’s review of the Closing Statement. Buyer shall continue providing such reasonable access throughout the thirty (30)-day period following Buyer’s delivery of the Closing Statement to the Seller Representative (the “Review Period”). Buyer shall provide reasonable access to the books and records of each Prospect Healthcare Entity electronically and transmit financial statements, general journals and trial balances of each Prospect Healthcare Entity in such formats as in Buyer’s possession during the Review Period promptly upon reasonable prior written request from the Seller Representative and during normal working hours, in a manner which does not unduly disrupt the operation of Buyer’s business or the business of the Prospect Healthcare Entities. Buyer shall respond promptly and in good faith as is reasonably practicable to inquiries from the Seller Representative related to its review of the Closing Statement. The Closing Statement shall become final, conclusive and binding upon the Parties. on the last day of the Review Period, unless prior to the end of the Review Period, the Seller Representative delivers to Buyer a written notice of disagreement (a “Notice of Disagreement”) specifying the nature and amount of any and all items in dispute as to the amounts set forth in the Closing Statement. Sellers shall be deemed to have agreed with all items and amounts in the Closing Statement not specifically referenced in a Notice of Disagreement delivered by the Seller Representative provided prior to the end of the Review Period.

(d)            During the period from the date that the Seller Representative has delivered a Notice of Disagreement to Buyer until thirty (30) days following the end of the Review Period (the “Resolution Period”), Buyer and the Seller Representative shall in good faith seek to resolve in writing any differences that they may have with respect to the computation of the amounts as specified in each Notice of Disagreement. Any disputed items resolved in writing between the Seller Representative and Buyer within the Resolution Period shall be final and binding on the Parties for all purposes hereunder. If the Seller Representative and Buyer have not resolved all such differences by the end of the Resolution Period, the Seller Representative and Buyer shall submit, in writing, such differences to the Los Angeles office of the Accounting Expert. The “Accounting Expert” shall be KPMG, or in the event that it is not available, is not willing to serve as the Accounting Expert or is not a Neutral Accounting Firm, a Neutral Accounting Firm selected by mutual agreement of Buyer and the Seller Representative; provided, however, that (i) if, within fifteen (15) days after the end of the Resolution Period, such Parties are unable to agree on a Neutral Accounting Firm to act as the Accounting Expert, then each of the Seller Representative and Buyer shall each select a neutral accounting firm and such firms together shall select the Neutral Accounting Firm to act as the Accounting Expert, and (ii) if either the Seller Representative or Buyer do not select a neutral accounting firm within ten (10) days of written demand therefor by the other Party, then the Neutral Accounting Firm selected by the other Party shall act as the Accounting Expert. A “Neutral Accounting Firm” means an independent accounting firm of nationally recognized standing that is not at the time it is to be engaged hereunder rendering services to any Party, or any Affiliate thereof, and has not done so within the two (2)-year period prior thereto.

(e)            The Parties shall arrange for the Accounting Expert to agree in its engagement letter to act in accordance with this Section 3.3(e). The Accounting Expert shall act as an expert only (and thus not as an arbitrator). Each Party shall make readily available to the Accounting Expert all relevant books and records within such Party’s control reasonably requested by the Accounting Expert. Each Party shall present a brief to the Accounting Expert (which brief shall also be concurrently provided to the other Party) within thirty (30) days of the appointment of the Accounting Expert detailing such Party’s views as to the correct nature and amount of each item remaining in dispute from the Notice of Disagreement (and for the avoidance of doubt, no Party may introduce a dispute to the Accounting Expert that was not originally set forth on the Notice of Disagreement). Within twenty (20) days of receipt of the brief, the receiving Party may present a responsive brief to the Accounting Expert (which responsive brief shall also be concurrently provided to the other Party). Each Party may make an oral presentation to the Accounting Expert (in which case, such presenting Party shall notify the other Party of such presentation, and the other Party shall have the right to be present (and speak) at such presentation), within thirty (30) days of the appointment of the Accounting Expert. The Accounting Expert shall have the opportunity to present written questions to either Party, a copy of which shall be provided to the other Party. There shall be no ex parte communications between any Party (or its Representatives), on the one hand, and the Accounting Expert, on the other hand, relating to any disputed matter and unless requested by the Accounting Expert in writing, no Party may present any additional information or arguments to the Accounting Expert, either orally or in writing. The Accounting Expert shall consider only those items and amounts in the Seller Representative’s and Buyer’s respective calculations that are identified as being items and amounts to which the Seller Representative and Buyer have been unable to agree. In resolving any disputed item, the Accounting Expert may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. Within sixty (60) days following its appointment, the Accounting Expert shall (a) make a determination as to each such disputed item and (b) reflect its determination in a written report delivered to the Parties. Such determination shall be final and binding on the Parties for all purposes hereunder absent manifest mathematical error or manifest disregard for the provisions of this Section 3.3 (and, in the event of such manifest error or disregard, the written determination shall be referred back to the Accounting Expert to correct the same). The fees and expenses of the Accounting Expert and of any enforcement of the determination thereof, with respect to the determination of all disputes with respect to the Closing Statement shall initially be shared equally by Sellers, on the one hand, and Buyer, on the other hand; provided, however, that all such fees and expenses shall ultimately be borne by Sellers, on the one hand, and Buyer, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Accounting Expert, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Accounting Expert at the time the determination of such firm is rendered on the merits of the matters submitted and included in its written report.

Section 3.4.            Payment.

(a)            If the Purchase Price as finally determined in accordance with Section 3.3 is greater than the Estimated Purchase Price, then within three (3) Business Days of such final determination, the Seller Representative and Buyer shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Purchase Price Adjustment Amount held in the Escrow Account to the Seller Representative for disbursement to Sellers, an amount equal to the difference between the Purchase Price and the Estimated Purchase Price. To the extent the Purchase Price Adjustment Amount is not sufficient to satisfy Buyer’s obligation, Buyer shall remit payment to the Seller Representative (for the benefit of Sellers) in readily available cash of an aggregate amount equal to the difference between the Purchase Price, the Estimated Purchase Price and the Purchase Price Adjustment Amount.

(b)            If the Purchase Price as finally determined in accordance with Section 3.3 is less than the Estimated Purchase Price, then within three (3) Business Days of such final determination, the Seller Representative and Buyer shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Purchase Price Adjustment Amount held in the Escrow Account to Buyer an amount equal to the difference between the Estimated Purchase Price and the Purchase Price. To the extent the Purchase Price Adjustment Amount is not sufficient to satisfy Sellers’ obligation, the Seller Representative, on behalf of Sellers, shall remit payment to Buyer in readily available cash of an aggregate amount equal to the difference between the Estimated Purchase Price, the Purchase Price and the Purchase Price Adjustment Amount.

(c)            Notwithstanding anything herein to the contrary, if the Purchase Price is equal to the Estimated Purchase Price, there will be no adjustment to the Purchase Price pursuant to this Section 3.4.

(d)            Any payments made pursuant to this ARTICLE 3 shall be deemed adjustments to the Base Purchase Price for Tax purposes unless otherwise required by applicable Law.

(e)            Notwithstanding anything to the contrary contained herein, the process and source of recovery set forth in this Section 3.4 shall be the sole and exclusive remedy of the Parties hereto for any disputes related to the items required to be included or reflected in the calculation of the Purchase Price, regardless of whether any underlying facts and circumstances related to such items constitute a breach of any representations or warranties set forth herein, provided that, the foregoing shall not preclude Buyer from making a claim with respect to any such breach under the R&W Insurance Policy, making claims with respect to Pre-Closing Taxes, or on account of Fraud.

Section 3.5.    IBNR Adjustment.

(a)            IBNR Closing Statement.

(i)             Within sixty (60) days following the IBNR Adjustment Time, Buyer shall prepare and deliver to the Seller Representative, a statement (the “IBNR Closing Statement”) setting forth the actual amount paid by the Prospect Acquired Entities for IBNR between the Effective Time and the IBNR Adjustment Time for claims for services provided prior to the Effective Time that were processed between the Effective Time and the IBNR Adjustment Time by the Prospect Acquired Entities (such amount, the “Actual IBNR Amount”), in each case as of the IBNR Adjustment Time. The Actual IBNR Amount shall be processed and calculated in a manner consistent with the methodology utilized by the Prospect Healthcare Entities prior to the Closing, including with respect to IBNR reserves based on application of completion factors to claims lag schedules, plus incremental reserves and provision for adverse deviation (PAD) of twenty (20%). Buyer shall provide reasonable access to books, records, and employees for inspection in accordance with the procedures and standards set forth in Section 3.3(c), mutatis mutandis.

(ii)            Within thirty (30) days following receipt by the Seller Representative of the IBNR Closing Statement (the “IBNR Review Period”), the Seller Representative shall deliver written notice (an “IBNR Objection Notice”) to Buyer of any dispute the Seller Representative has with respect to the preparation or content of the IBNR Closing Statement. If the Seller Representative does not deliver an IBNR Objection Notice with respect to the IBNR Closing Statement within the IBNR Review Period, the IBNR Closing Statement and any amount, determination or calculation therein of the Actual IBNR Amount shall be final, conclusive and binding on the Parties. If an IBNR Objection Notice is delivered within the IBNR Review Period, the Seller Representative and Buyer shall negotiate in good faith to resolve each dispute raised therein (each, an “IBNR Objection”) during the thirty (30) days immediately following the delivery of the IBNR Objection Notice (the “IBNR Consultation Period”). If Buyer and the Seller Representative, notwithstanding such good faith efforts, fail to resolve any IBNR Objection within the IBNR Consultation Period (each, an “IBNR Disputed Objection”), then the Seller Representative and Buyer shall follow the procedures set forth in Section 3.3(c), Section 3.3(d) and Section 3.3(e), mutatis mutandis.

(b)            IBNR Reconciliation.

(i)              If the Actual IBNR Amount, as finally determined pursuant to Section 3.5(a), is (A) less than the Estimated IBNR Amount, then within three (3) Business Days of such final determination, to the extent there is a remaining balance of the Purchase Price Adjustment Amount held in the Escrow Account after the payments contemplated by Section 3.4 have been made, the Seller Representative and Buyer shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Purchase Price Adjustment Amount held in the Escrow Account to the Seller Representative for disbursement to Sellers, an amount equal to the difference between the Estimated IBNR Amount and the Actual IBNR Amount; to the extent the remaining balance of the Purchase Price Adjustment Amount is not sufficient to satisfy Buyer’s obligations, Buyer shall, or will cause one or more of the Prospect Acquired Entities to, promptly pay the Seller Representative an amount equal to the difference between the Estimated IBNR Amount and the Actual IBNR Amount by wire transfer of immediately available funds to an account designated in writing by the Seller Representative within five (5) Business Days of the date the Actual IBNR Amount is finally determined pursuant to Section 3.5(a); (B) greater than the Estimated IBNR Amount, then within three (3) Business Days of such final determination, to the extent there is a remaining balance of the Purchase Price Adjustment Amount held in the Escrow Account after the payments contemplated by Section 3.4 have been made, the Seller Representative and Buyer shall execute joint written instructions to the Escrow Agent, instructing the Escrow Agent to release from the Purchase Price Adjustment held in the Escrow Account to Buyer, an amount equal to the difference between the Actual IBNR Amount and the Estimated IBNR Amount; to the extent the remaining balance of the Purchase Price Adjustment Amount is not sufficient to satisfy Sellers’ obligations, the Seller Representative, on behalf of Sellers, shall remit payment to Buyer by wire transfer of immediately available funds to an account designated in writing by Buyer within five (5) Business Days of the date the Actual IBNR Amount is finally determined pursuant to Section 3.5(a); or (C) equal to the Estimated IBNR Amount, no payments will be due between the Parties pursuant to this Section 3.5(b)(i) with regard to the Estimated IBNR Amount or the Actual IBNR Amount.

(c)            Any payments made pursuant to this Section 3.5(c) shall be deemed adjustments to the Base Purchase Price for Tax purposes unless otherwise required by applicable Law.

Section 3.6.            No Duplication. For the avoidance of doubt, it is expressly intended that the reconciliations and adjustments set forth in this ARTICLE 3 be calculated and conducted so as to avoid duplication or inappropriate “double-counting.”

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLERS

As a material inducement to Buyer to enter into this Agreement and to consummate the Transactions, each Seller represents and warrants to Buyer as set forth in this ARTICLE 4 at and as of the date hereof as follows (except as set forth on the corresponding section of the Disclosure Schedules or on any other section of the Disclosure Schedules if the application of the disclosure to such section is reasonably apparent) and agrees and acknowledges that Buyer has relied on, among other things, the representations and warranties contained in this ARTICLE 4, each of which is true and correct as of the date hereof, and each of which shall survive the Closing as herein set forth:

Section 4.1.            Organization and Qualification. Except as set forth on Section 4.1 of the Disclosure Schedules, each Seller, is duly organized, formed or incorporated, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its organization and the jurisdiction in which such Seller conducts business. No Seller is in default under or in any violation of any provision of its Organizational Documents, as amended and currently in effect.

Section 4.2.            Authority and Enforceability. Each Seller has all requisite power and authority, and has taken all action necessary, to execute and deliver this Agreement and each Transaction Document to which it is a party, and to perform such Seller’s obligations hereunder and thereunder. This Agreement and each Transaction Document to which such Seller is a party, has been duly authorized, executed and delivered by such Seller and (assuming the due authorization, execution and delivery by the other Parties hereto and thereto) this Agreement, and each Transaction Document to which such Seller is a party, constitutes the legal, valid and binding obligations of such Seller, and is enforceable against such Seller in accordance with the respective terms hereof and thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.

Section 4.3.            Conflicts. The execution and delivery by each Seller of this Agreement, and each Transaction Document to which such Seller is a party, and the performance by such Seller of its obligations hereunder and thereunder, do not and will not:

(a)            (i) materially conflict with or violate any provision of Law to which such Seller or the Healthcare Business is subject, (ii) conflict with or violate any Order to which such Seller or the Healthcare Business is subject, or (iii) contravene or violate or result in a violation of, conflict with or constitute or result in a breach or default under any provision of each Seller’s or Prospect Healthcare Entity’s Organizational Documents, except (x) as may be required under the HSR Act or other Antitrust Laws or the California Healthcare Transactions Laws, or (y) as set forth on Section 4.3(a) of the Disclosure Schedules;

(b)            except as set forth on Section 4.3(b) of the Disclosure Schedules, result in any violation, default, breach or contravention (whether after the giving of notice, lapse of time or both) of, nor permit the acceleration of the maturity of, cancellation of or the termination of, payment of any penalty or constitute a default under, any Material Contract or any material indenture, mortgage or other Contract to which such Seller or any Prospect Healthcare Entity is a party or otherwise bound; or

(c)            cause such Seller or any Prospect Healthcare Entity to become subject to a Lien (other than Permitted Liens).

Section 4.4.            Litigation. Except as set forth on Section 4.4 of the Disclosure Schedules, in the past four (4) years, there has been no Legal Proceeding relating to the Healthcare Business pending or, to Sellers’ Knowledge, threatened or anticipated against any Seller, or affecting the Healthcare Business, in law or in equity, or before any Governmental Authority with anticipated damages which could be reasonably be expected to be in excess of Fifty Thousand Dollars ($50,000.00), court, or arbitral forum and to the Knowledge of Seller, there is no basis for the foregoing. No Seller is subject to any outstanding Order, judgment or decree issued by a Governmental Authority, court, or arbitral forum in each case which would reasonably be expected to have a Material Adverse Effect or delay, limit or enjoin the Transactions.

Section 4.5.            Ownership.

(a)            Section 4.5(a) of the Disclosure Schedules sets forth for each Prospect Acquired Entity, (i) such Prospect Acquired Entity’s jurisdiction of formation, (ii) the numbers and classes of all of such Prospect Acquired Entity’s issued and outstanding equity interests, and (iii) the names or the record and beneficial owners of all of such Prospect Healthcare Entity’s issued and outstanding equity interests.

(b)            Except as set forth on Section 4.5(b) of the Disclosure Schedules, the Acquired Equity Interests held by Sellers are held free and clear of all Liens other than transfer restrictions pursuant to applicable securities Laws or the Organizational Documents of the applicable Prospect Acquired Entity.

(c)            Except as set forth on Section 4.5(c) of the Disclosure Schedules, such Seller is not a Party to any option, warrant, right, Contract, call, put or other agreement or commitment providing for the disposition or acquisition of any Acquired Equity Interests held by such Seller, nor is such Seller a Party to any voting trust, proxy or other agreement or understanding with respect to the voting of any such Acquired Equity Interests (other than this Agreement).

Section 4.6.            Brokers’ Fees. Except as set forth on Section 4.6 of the Disclosure Schedules, no Seller has become obligated to pay any fee or commission to any broker, investment banker, finder, intermediary or other commission fee based advisor, for or on account of the Transactions.

Section 4.7.            Exclusivity of Representations. The representations and warranties made by Sellers in this ARTICLE 4 are the exclusive representations and warranties made by each Sellers with respect to itself. Except for the representations and warranties contained in this ARTICLE 4 no Seller nor any other Person has made or makes any other representation or warranty, either written or oral, on behalf of such Seller, and such Seller hereby disclaims any other express or implied representations or warranties with respect to any matter whatsoever; provided that, for the avoidance of doubt, the provisions of this Section 4.7 are not intended to preclude or limit Buyer’s ability to seek recovery under the R&W Insurance Policy or seek remedies for Fraud.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PROSPECT HEALTHCARE ENTITIES

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller represents and warrants to Buyer as set forth in this ARTICLE 5, at and as of the Effective Date as follows (except as set forth on the corresponding section of the Disclosure Schedules or on any other section of the Disclosure Schedules if the application of the disclosure to such other section is reasonably apparent), and agrees and acknowledges that Buyer has relied on, among other things, the representations and warranties contained in this ARTICLE 5, each of which is true and correct as of the Effective Date and the Closing Date:

Section 5.1.            Organization and Power.

(a)            Each Prospect Healthcare Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate or limited liability company power, as applicable, and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

(b)            Each Prospect Healthcare Entity is licensed or qualified to conduct its business and is in good standing in every jurisdiction where it is required to be so licensed or qualified in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not be expected to result in any material liability to such Prospect Healthcare Entity.

Section 5.2.            Capitalization.

(a)            Section 5.2(a) of the Disclosure Schedules sets forth the total authorized and outstanding shares of capital stock or membership interests of each Prospect Healthcare Entity, including the identity of the Persons that are the record and beneficial owners thereof. Except as set forth on Section 5.2(a) of the Disclosure Schedules, there are no options to purchase any shares of the capital stock or membership interests of any Prospect Healthcare Entity. All issued and outstanding equity securities of each Prospect Healthcare Entity were issued in compliance with applicable Law, are free and clear of any Liens (other than Permitted Liens) and are duly authorized, validly issued, fully paid and non-assessable.

(b)            Except as described on Section 5.2(a) of the Disclosure Schedules, (i) no shares of capital stock or membership interests of any Prospect Healthcare Entity are authorized or outstanding, (ii) no options, warrants or other securities are exercisable for, convertible into or otherwise have the right to purchase shares of capital stock are authorized or outstanding, and (iii) there are no voting or non-voting equity interests of any Prospect Healthcare Entity other than as set forth in the Organizational Documents of such Prospect Healthcare Entity.

(c)            Except as set forth on Section 5.2(c) of the Disclosure Schedules, there are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights with respect to any Prospect Healthcare Entity’s equity securities. There are no right of first refusal, first offer, co-sale, participation or similar rights provided to any Person with respect to the Prospect Healthcare Entities, other than as set forth in the Organizational Documents of the Prospect Healthcare Entities.

(d)            Except as set forth on Section 5.2(d) of the Disclosure Schedules, none of the Prospect Healthcare Entities own or hold (of record, beneficially, legally or otherwise), directly or indirectly, any equity interests in any other Person or the right to acquire such equity interests, and none of the Prospect Healthcare Entities are a partner, member of any partnership, limited liability company or joint venture outside of the Prospect Healthcare Entities.

Section 5.3.            Subsidiaries. Except as set forth on Section 5.3 of the Disclosure Schedules, none of the Prospect Healthcare Entities have any Subsidiaries or owns any equity interest in any Person. Section 5.3 of the Disclosure Schedules sets forth all of the issued and outstanding equity interests of each Subsidiary of a Prospect Healthcare Entity (the “Subsidiary Securities”). Except as set forth on Section 5.3 of the Disclosure Schedules, there are no outstanding or authorized Subsidiary Securities. The Subsidiary Securities have been duly and validly authorized and issued, are fully paid and nonassessable. None of the Subsidiary Securities were issued in violation of any Contract and all of the Subsidiary Securities have been granted, offered, sold, issued, redeemed and transferred, as applicable, in compliance with all applicable Laws. Except as set forth on Section 5.3 of the Disclosure Schedules, all of the Subsidiary Securities are owned by the Prospect Healthcare Entities or a Subsidiary of a Prospect Healthcare Entity, free and clear of any Liens (other than Permitted Liens). Except as set forth on Section 5.3 of the Disclosure Schedules, no Prospect Healthcare Entity is a participant in any joint venture, partnership, or similar arrangement.

Section 5.4.            Financial Statements; Controls.

(a)            Attached to Section 5.4(a) of the Disclosure Schedules are: (i) true and complete copies of unaudited balance sheets dated August 31, 2024 (the “Most Recent Balance Sheet Date”) and the related unaudited statements of income and cash flows for the 11-month period then ended (together, the “Most Recent Financial Statements”) for each Prospect Healthcare Entity; (ii) true and complete copies of each Prospect Healthcare Entity’s unaudited balance sheets dated August 31, 2024, August 31, 2023 and August 31, 2022 (the “Interim Financial Statements”); (iii) the audited financial statements consisting of the balance sheet of each Prospect Healthcare Entity, in each case, for the fiscal years ended September 30, 2022 and September 30, 2023 and the related statements of income and retained earnings, and the results of operations, cash flows and changes in stockholders’ equity for the years then ended (collectively, the “Year-End Financial Statements”) and (iv) unaudited monthly financial statements consisting of the balance sheet of each Prospect Healthcare Entity, each dated at the end of each month for the fiscal years September 30, 2022, September 30, 2023 and July 31, 2024 (the “Monthly Financial Statements”, together with the Most Recent Financial Statements, the Interim Financial Statements, the Year-End Financial Statements, and, if available pursuant to Section 7.25, the 2024 Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, consistent with the books and records of each Prospect Healthcare Entity kept in the ordinary course of business consistent with past practice, and present fairly, in all material respects, the consolidated financial position of the Prospect Healthcare Entities, including with respect to the results of operations and cash flows of the Prospect Healthcare Entities and their Subsidiaries as at and for the respective periods then ended, except that the Financial Statements contain estimates of certain accruals, lack footnotes and other presentation items, and are subject to normal year-end adjustments required by GAAP. As of the respective dates of the Financial Statements, except as set forth on Section 5.4(a) of the Disclosure Schedules, there are no Liabilities of any Prospect Healthcare Entity, which should have been set forth or reserved for in accordance with GAAP, which has not been set forth or reserved for in the Financial Statements or the notes thereto.

(b)            The books of account and financial records of the Prospect Healthcare Entities have been made available to Buyer and are true and correct in all material respects, with reasonable detail, and have been prepared and maintained on a consistent basis through the period involved. None of the Prospect Healthcare Entities have made any changes in their accounting practice since the Most Recent Balance Sheet Date. Sellers have not engaged in any transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of the Prospect Healthcare Entities.

(c)            The Prospect Healthcare Entities maintain a system of internal accounting controls, administered on a consistent basis, sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such financial statements, and (B) to maintain accountability for items therein; (iii) access to properties and assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for items is compared with actual levels at regular intervals and appropriate actions are taken with respect to any differences (collectively, the “Accounting Functions”). To Sellers’ Knowledge, since January 1, 2021: (x) the Prospect Healthcare Entities have had no significant deficiencies or material weaknesses in the operation of its internal accounting controls that would reasonably be expected to adversely affect the ability of the Prospect Healthcare Entities to complete the Accounting Functions, and (y) there has been no fraud, whether or not material, that involves management or other employees who had or have a significant role in the Prospect Healthcare Entities’ system of internal accounting controls.

(d)            All of the accounts receivable of each Prospect Healthcare Entity are valid and enforceable claims and are subject to no set-off or counterclaim, except for normal course recoupment and related actions undertaken by payors or other set-offs or counterclaims that occur in the ordinary course of business. Since the Most Recent Balance Sheet Date, each Prospect Healthcare Entity have collected its accounts receivable in the ordinary course of business and have not accelerated such collections. Other than as set forth on Section 5.4(d) of the Disclosure Schedules, no Prospect Healthcare Entity has any accounts receivable from any Affiliate of a Prospect Healthcare Entity.

(e)            All accounts payable and notes payable of each Prospect Healthcare Entity arose in a bona fide arm’s length transaction in the ordinary course of business and no such account payable or note payable is materially delinquent in its payment. Since the Most Recent Balance Sheet Date, each Prospect Healthcare Entity has paid its accounts payable in the ordinary course of business and in a manner which is consistent with its past practices.

Section 5.5.            No Undisclosed Liabilities; Indebtedness.

(a)            Except as set forth on Section 5.5(a) of the Disclosure Schedules, no Prospect Healthcare Entity has any Liabilities of any nature whatsoever, whether matured or unmatured, contingent or otherwise, except for: (i) Liabilities disclosed, reflected or reserved against on the Most Recent Financial Statements, (ii) the matters disclosed in or arising out of matters set forth on the Disclosure Schedules, or (iii) executory Liabilities under Contracts less than Two Hundred Fifty Thousand Dollars ($250,000.00), that have arisen after the Most Recent Balance Sheet Date in the ordinary course of business consistent with past practice.

(b)            Except as set forth on Section 5.5(b) of the Disclosure Schedules, no Prospect Healthcare Entity has any Indebtedness. True and correct copies of all Contracts relating to the Indebtedness set forth on Section 5.5(b) of the Disclosure Schedules have been provided to Buyer.

(c)            Except as set forth on Section 5.5(c) of the Disclosure Schedules, no Prospect Healthcare Entity is a guarantor nor is it otherwise liable for, nor has any Prospect Healthcare Entity pledged any collateral for, any obligation of any other Person (other than another Prospect Healthcare Entity), whether related to Indebtedness or otherwise.

Section 5.6.            Operations Since the Most Recent Balance Sheet Date. Except as otherwise contemplated hereby or set forth on Section 5.6 of the Disclosure Schedules, since the Most Recent Balance Sheet Date until the Effective Date no Prospect Healthcare Entity (including the Joint Venture Entity) has:

(a)            experienced a Material Adverse Effect;

(b)            suffered any theft, damage, destruction or casualty loss in excess of Two Hundred Fifty Thousand Dollars ($250,000.00), whether or not covered by insurance;

(c)            entered into any material amendment of its Organizational Documents;

(d)            effected any split, combination, reclassification or recapitalization of its equity securities;

(e)            granted, issued, sold, transferred or otherwise disposed of any of its equity securities, or granted any options, warrants, calls or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its equity securities;

(f)            made, declared, set aside or paid any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of its equity securities;

(g)            acquired by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person;

(h)            made any single capital expenditure in excess of Two Hundred Fifty Thousand Dollars ($250,000.00) or entered into any Material Contract or commitment which requires any capital expenditure;

(i)             sold, leased (as lessor), transferred or otherwise disposed of, licensed, mortgaged or pledged, or imposed any Lien (except Permitted Liens) on, any of its assets valued in excess of One Hundred Thousand Dollars ($100,000.00), in whole or in part, other than sales of inventory in the ordinary course of business and personal property sold or otherwise disposed of in the ordinary course of business, except for any asset which was obsolete or which was not material to its business;

(j)             made any material change in the compensation of its employees, other than normal merit increases to employees or changes made in the ordinary course of business or changes required by employment agreements or by any Law;

(k)            made any material change in the Accounting Principles, methods, practices or policies applied in the preparation of the Financial Statements, unless such change was required by GAAP or by applicable Law;

(l)             incurred any Indebtedness or Liens (other than Permitted Liens);

(m)           entered into any Contract with any Person whereby any Prospect Healthcare Entity which involves obligations of, or payments to, any Prospect Healthcare Entity in excess of One Million Dollars ($1,000,000.00) per fiscal year outside the ordinary course of business;

(n)            changed (or made any request to any Taxing Authority to change) any annual accounting period, adopted or changed (or made any request to any Taxing Authority to change) any method, policy or practice of accounting, entered into any settlement or closing agreement relating to any Tax, prepared any Tax Return in a manner inconsistent with the past practices, requested a ruling with respect to Taxes, incurred any Taxes other than in the ordinary course of business, filed any amended Tax Return, surrendered the right to claim any Tax refund, offset or other reduction in Liability, settled or compromised any Tax claim or assessment, consented to or agreed to any adjustment of any Tax attribute, made, revoked or changed any election with respect to Taxes, requested a ruling with respect to Taxes, consented to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or took any action outside the ordinary course of business that had or would have the effect of increasing the present or future Tax liability or decreasing any present or future Tax benefit of any Acquired Entity or any Subsidiary of a Prospect Acquired Entity; or

(o)            authorized, approved or agreed to do any of the foregoing.

Section 5.7.             Taxes. For purposes of this Section 5.7, (i) references to a Prospect Acquired Entity include all direct and indirect Subsidiaries of such Prospect Acquired Entity and (ii) the Joint Venture Entity will be deemed a Prospect Acquired Entity.

(a)            Each Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) and each Prospect Acquired Entity has timely filed all income and other material Tax Returns required to be filed by it or in connection with the ownership, operation or management of the Purchased Assets or the Purchased Business, and all such Tax Returns are true, correct and complete in all material respects. No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity is currently the beneficiary of any extension of time within which to file any income or other material Tax Return. Except as set forth on Section 5.7(a) of the Disclosure Schedules, each Seller and each Prospect Acquired Entity has timely paid all income and other material Taxes due and payable by it or in connection with the ownership, operation or management of the Prospect Acquired Entities, Purchased Assets or Purchased Business (whether or not shown as due on any Tax Returns).

(b)            Sellers have provided to Buyer accurate and complete copies of all Tax Returns relating to Income Taxes and other material Tax Returns of the Prospect Acquired Entities (other than any Tax Return filed with respect to an Affiliated Group with respect to which a Person other than a Prospect Acquired Entity is the common parent), and statements of deficiencies assessed against, or agreed to by, any Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity for all Tax periods ending on or after January 1, 2020, and all material written correspondence to a Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity from, or from a Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity to, a Taxing Authority relating thereto. Section 5.7(b) of the Disclosure Schedules sets forth each jurisdiction in which each Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity files, is required to file or since January 1, 2020 has been required to file a Tax Return, or has been liable for any Taxes.

(c)            No Tax Return of any Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has been the subject of an Action by a Taxing Authority, and there is no foreign, federal, state or local Action relating to a Seller’s (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity’s Taxes or Tax Returns pending, in progress or threatened in writing. No Prospect Acquired Entity is subject to any currently effective order, judgment, ruling or decree of any court or Taxing Authority with respect to any Tax. No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has received from any foreign, federal, state or local Taxing Authority (including jurisdictions in which such Person has filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any Taxing Authority. No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has waived any statute of limitations in respect of any Tax or Tax Return of a Prospect Acquired Entity (or in connection with the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) beyond the Effective Date or requested or agreed to any extension of time beyond the Effective Date with respect to any Tax assessment or deficiency. No unresolved issue has been raised in writing by any Taxing Authority in the course of any audit with respect to Taxes for which any of the Prospect Acquired Entities (or Buyer or its Affiliates following the Closing Date) reasonably would be expected to be held liable.

(d)            There are no Liens for Taxes (except statutory Liens for Taxes not yet delinquent) upon any of the assets of a Prospect Acquired Entity or the Purchased Assets. None of the Purchased Assets or the assets of any Prospect Acquired Entity is required to be treated for Tax purposes as being owned by any other Person.

(e)            Since the Most Recent Balance Sheet Date, no Prospect Acquired Entity has incurred any liability for Taxes outside of the ordinary course of business.

(f)             No written claim has ever been made by any Taxing Authority in a jurisdiction where a Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or a Prospect Acquired Entity does not file a Tax Return that such Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity is or may be subject to Taxes by or required to file Tax Returns in that jurisdiction.

(g)            Except as set forth on Section 5.7(g) of the Disclosure Schedules, no Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity: (i) has ever been a member of an Affiliated Group; or (ii) has ever had any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by Tax Sharing Agreement or otherwise by applicable Law. No Prospect Acquired Entity or Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) is a party to or bound by a Tax Sharing Agreement. No Prospect Acquired Entity is a party to any joint venture, partnership or other arrangement that is treated as a partnership for Tax purposes. None of the Purchased Assets include an interest classified as equity for U.S. federal income tax purposes in any other Person, other than the Joint Venture Equity. None of the Purchased Assets or Assumed Liabilities is treated as a partnership, joint venture, or other arrangement that is treated as a partnership for federal income tax purposes.

(h)            No Prospect Acquired Entity (and no ultimate taxpayer solely with respect to the Prospect Acquired Entity’s income following the Closing Date) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of accounting, including under Section 481(a) of the Code (or any predecessor provision or any similar provision of state, local, federal or foreign Tax Law) of such Prospect Acquired Entity made prior to Closing, (ii) use of an improper method of accounting by or with respect to such Prospect Acquired Entity for a taxable period or portion thereof ending on or prior to the Closing Date, (iii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax Law) executed by such Prospect Acquired Entity (or Affiliate of such Prospect Acquired Entity prior to the Closing) on or before the Closing Date, (iv) prepaid amount or item of deferred revenue received or accrued by such Prospect Acquired Entity (or Affiliate of such Prospect Acquired Entity prior to the Closing) on or prior to the Closing Date, (v) intercompany transaction entered into by such Prospect Acquired Entity prior to the Closing or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) of such Prospect Acquired Entity (or Affiliate of such Prospect Acquired Entity prior to the Closing) existing as of the Closing, (vi) deferred intercompany stock of such Prospect Acquired Entity account existing as of the Closing, (vii) installment sale or open transaction disposition made by such Prospect Acquired Entity on or prior to the Closing Date, (viii) inclusion under Code Section 965(a) or election under Code Section 965(h) made by such Prospect Acquired Entity or its Affiliate prior to the Closing, (ix) use of the cash method of accounting by such Prospect Acquired Entity on or prior to the Closing Date by such Prospect Acquired Entity (or Affiliate of such Prospect Acquired Entity prior to the Closing), (x) election by such Prospect Acquired Entity under Section 108(i) of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law), (xi) debt instrument held by such Prospect Acquired Entity on or before the Closing Date that was acquired prior to the Closing with “original issue discount” as defined in Section 1273(a) of the Code or is subject to the rules set forth in Section 1276 of the Code, or (xii) income from cancellation of indebtedness in respect of debt of such Prospect Acquired Entity or its Affiliate issued or modified on or prior to the Closing Date. No Prospect Acquired Entity has agreed to make, nor is any Prospect Acquired Entity required to make, any adjustment under Code Section 263A or any comparable provision of state, local or foreign Tax Law by reason of a change in accounting method or otherwise. No Prospect Acquired Entity has any “long-term contracts” that are subject to a method of accounting provided for in Section 460 of the Code or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulation Section 1.451-5, Section 455 of the Code, or Section 456 of the Code (or any corresponding provision of state or local Law).

(i)             No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has a permanent establishment (within the meaning of an applicable Tax treaty), an office or other fixed place of business in a country other than the United States, or has ever been have not been subject to adjustment under Section 482 of the Code (including any similar provision of state, local, or foreign Tax Law).

(j)             Except as set forth on Section 5.7(j) of the Disclosure Schedules, all related party transactions involving a Prospect Acquired Entity were at arm’s length in compliance in all material respects with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of applicable Law.

(k)            Section 5.7(k) of the Disclosure Schedules sets forth the U.S. federal and applicable state and local income tax classification of each Seller and Prospect Acquired Entity since its respective date of formation. For U.S. federal income tax purposes, each Prospect Acquired Entity uses the accrual method of accounting and a fiscal year ending on September 30.

(l)             No Prospect Acquired Entity has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(m)           Except as set forth on Section 5.7(m) of the Disclosure Schedules, no Prospect Acquired Entity has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or “Applicable Taxes” as defined in IRS Notice 2020-65, as modified by the Section 274 of Division N of the CCA or any other COVID Tax Acts, (ii) received or applied for any credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Pub. L. 116-127), Section 2301 of the CARES Act (as modified by Section 206 of Division EE of the CCA), and Section 303 of Division EE of the CCA or any other COVID Tax Acts, or (iii) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act and as modified by Section 311 of Division N of the CCA.

(n)            Except as set forth on Section 5.7(n) of the Disclosure Schedules, each Prospect Healthcare Entity has (i) properly collected all sales Taxes required to be collected in the time and manner required by any applicable Law and remitted all such sales Taxes and applicable use Taxes to the applicable Taxing Authority in the time and in the manner required by any applicable Law, (ii) returned all sales Taxes erroneously collected from any Person to such Person (or, if such Person cannot be located or is no longer in business, remitted such sales Tax to the appropriate Taxing Authority) in the time and in the manner required by any applicable Law and (iii) collected and maintained all resale certificates and other documentation required to qualify for any exemption from the collection of sales Taxes.

(o)            No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has applied for any Tax rulings that could reasonably be expected to affect a Prospect Acquired Entity’s (or Buyer’s or any of its Affiliates’) liability for Taxes for any period or portion thereof after the Closing Date.

(p)            Except as set forth on Section 5.7(p) of the Disclosure Schedules, each Prospect Acquired Entity has withheld and paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party. Each Prospect Acquired Entity is in compliance in all material respects with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under applicable Laws relating to Tax.

(q)            No Prospect Acquired Entity is or has ever been a party to any “reportable transaction” as defined in Section 6011 of the Code and Treasury Regulations promulgated thereunder. Each Prospect Acquired Entity has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Code Section 6662.

(r)             There is no outstanding power of attorney authorizing anyone to act on behalf of a Prospect Healthcare Entity in connection with a Tax liability, Tax Return, or Tax proceeding, and there is no outstanding ruling request, request to change a method of accounting, subpoena, or other matter pending with a Taxing Authority. Sellers have provided to Buyer all documentation relating to any applicable Tax holidays or incentives relating to the Purchased Assets, Purchased Business or the Prospect Acquired Entities. The Prospect Acquired Entities are in material compliance with the requirements for any applicable Tax holidays or incentives, and no such Tax holidays or incentives will be jeopardized by the Transactions.

(s)            None of the outstanding equity securities of any Prospect Acquired Entity constitutes “restricted equity” (i.e. equity that is subject to a risk of forfeiture) for purposes of the Code with respect to which an election under Section 83(b) of the Code has not been timely made.

(t)             At no time was any Prospect Acquired Entity a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) or Section 361 of the Code.

(u)            PHS RI is classified as a C corporation for U.S. federal income tax purposes is a member of a “selling consolidated group” as such term is defined in Treasury Regulations Section 1.338(h)(10)-1(b)(2) and Chamber is eligible to make a valid election under Section 338(h)(10) of the Code with respect to PHS RI.

(v)            None of the Purchased Assets is tax-exempt use property within the meaning of Code Section 168(h). None of the Purchased Assets is (i) required to be treated as being owned by another Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(w)           The Merger constitutes, for all Tax purposes, the contribution of the assets of Alta by PMH to PHP in a transaction governed by Code Section 721(a) (and corresponding provisions of state and local Law).

(x)            No Seller (to the extent attributable to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities) or Prospect Acquired Entity has any material liability under any applicable Law relating to escheat or unclaimed property.

Notwithstanding any other provision in this Agreement, Buyer acknowledges and agrees that Sellers are not making, and shall not be construed to have made, any representation or warranty as to the amount or utilization of any net operating loss, tax credit, or other Tax attribute of the Prospect Acquired Entities after the Closing Date.

Section 5.8.            Permits. Each Prospect Healthcare Entity holds, and has held during the past six (6) years, all required Permits that are necessary to entitle it to own or lease, operate and use its assets and to carry on to conduct its business in substantially the same manner as currently conducted, and to seek and receive payment for the services it offers, and true and complete copies of such Permits have been provided to Buyer. Substantially all of the Permits, including all material Permits, held by each Prospect Healthcare Entity are listed on Section 5.8 of the Disclosure Schedules, all of which are in full force and effect. During the past six (6) years, no violations or purported violations are or have been recorded in respect of any such Permits. No proceeding is pending or, to Sellers’ Knowledge, threatened to revoke, limit, suspend, terminate, modify, refuse to renew, or otherwise issue any material sanction related to any such Permit. To Sellers’ Knowledge, no event has occurred which could reasonably be expected to result in the revocation, cancellation, rescission, suspension, termination, modification, refusal to renew, or other material sanction of any such Permit. During the past six (6) years, no Prospect Healthcare Entity has received any written or oral notice from any Governmental Authority regarding a definite or potential violation of, conflict with, or failure to comply with, any term or requirement of any Permit. To Sellers’ Knowledge, no event has occurred or condition or state of facts exists which constitutes or, after the notice or lapse of time or both, would constitute a breach or default under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Permit. To Sellers’ Knowledge, there is no proposed change in any applicable Law that would require any Prospect Healthcare Entity to maintain a permit which is not set forth on Section 5.8 of the Disclosure Schedules in order to conduct the Healthcare Business as presently conducted. No Prospect Healthcare Entity is currently, nor has it ever been, a party or subject to the terms of a corporate integrity agreement with the Office of Inspector General of the U.S. Department of Health and Human Services, any deferred prosecution agreement, consent decree, settlement, integrity agreement, corrective action plan, Order, or other similar obligation or agreement with any Governmental Authority.

(a)            Except as set forth on Section 5.8(a) of the Disclosure Schedules, since January 1, 2021, no statement of deficiencies, survey report, inspection report, notice of audit, audit results, complaint or other notice of noncompliance with the requirements, standards or other conditions or any revocation, termination, suspension or limitation of any of the Permits has been issued, received, proposed or threatened, for which any actual or potential payment or other obligation exists, nor to Sellers’ Knowledge does any basis for any such action exist.

(b)            The merger of FRMC Hospital Property, LLC into Alta (the “Merger”) was conducted timely, correctly and completely, and has received any and all approvals required by Law; any approvals related to Permits that were required for the Merger were properly and timely obtained by the applicable Seller, and true and complete copies of such approvals and updated Permits, as applicable, have been provided to Buyer. There has not been any interruption of the Healthcare Business as a result of the Merger.

Section 5.9.            Tangible Assets. Each Prospect Healthcare Entity has legal title to all of the material, personal, tangible or intangible properties and assets it purports to own, free and clear of all Liens (except Permitted Liens). Each Prospect Healthcare Entity owns, leases, licenses or otherwise has the right to use all of the assets, properties and rights necessary to conduct its business as presently being conducted. All material tangible assets of the Prospect Healthcare Entities are in operational condition, normal wear and tear excepted, have been regularly and properly serviced and maintained in a manner that would not void or limit the coverage of any warranty thereon, other than items currently under, or scheduled for, repair or construction, and are adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used, except as would not reasonably be expected to have a Material Adverse Effect.

Section 5.10.          Real Property.

(a)            Section 5.10(a) of the Disclosure Schedules contains a correct and complete list of all real property that is owned by a Prospect Healthcare Entity (the “Owned Real Property”). Sellers further warrant and represent as follows with respect to the Owned Real Property:

(i)            except as set forth on Section 5.10(a)(i) of the Disclosure Schedules, to Sellers’ Knowledge, there are no Liens encumbering or affecting the Owned Real Property, except for Permitted Liens;

(ii)            no Prospect Healthcare Entity has received any written notice of, and, to Sellers’ Knowledge, there is no, pending, threatened or contemplated condemnation, eminent domain or like proceedings, or any other actions, suits, or legal, administrative, or governmental investigations or proceedings affecting or in any way relating to the Owned Real Property or any sale or other disposition of the Owned Real Property in lieu of condemnation;

(iii)           none of the Prospect Healthcare Entities have received written notice of any material violation of any applicable Law from a Governmental Authority with respect to a condition of the Owned Real Property;

(iv)           no Person has an option to purchase, right of first refusal or first offer, or similar rights under any Contract to purchase any portion of the Owned Real Property arising by, through or under any Seller and there are no oral or written leases, subleases, occupancies, or tenancies in effect pertaining to the Owned Real Property, and no parties other than Sellers are in possession of or have any right to possession of or occupancy of any portion of the Owned Real Property; and

(v)            to Sellers’ Knowledge, (A) there are no Hazardous Materials on or under any portion of the Owned Real Property in violation of any Environmental Laws; (B) no Seller has received written notice from any Governmental Authority or other person or entity alleging the presence of Hazardous Materials in, on, under or about any portion of the Owned Real Property in violation of Environmental Laws; (C) during the period that any Seller has owned the Owned Real Property, no Seller has conducted, authorized or permitted the release, generation, transportation, storage, treatment or disposal on or from the Owned Real Property of any Hazardous Materials in a manner requiring investigation or remediation under Environmental Law; and (D) no Seller has authorized or conducted or has knowledge of any excavation, dumping or burial of any refuse materials or debris of any nature whatsoever on or under any portion of the Owned Real Property. For the purposes of this Section 5.10 and 5.16, the term “Hazardous Material” shall include but not be limited to asbestos, petroleum, polychlorinated biphenyls, any explosives or radioactive materials, wastes or substances, mold, and any substances defined as “hazardous materials“ or “hazardous substances” or “toxic substances” or deemed injurious to human health or the environment. For purposes of this Section 5.10 and 5.16, the term “Environmental Laws” shall mean all applicable Laws relating to public health (to the extent of exposure to Hazardous Materials) and pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Material.

(b)            Section 5.10(b) of the Disclosure Schedules contains a correct and complete list of all Tenant Leases. Sellers have made available to Buyer correct and complete copies of the Tenant Leases. Sellers further warrant and represent as follows with respect to the Leased Real Property:

(i)             except for the Tenant Leases and Subleases (as defined in Section 5.10(c) below) to Sellers’ Knowledge, there are no leases, subleases, licenses, occupancy agreements, options, rights, concessions or other agreements or arrangements, written or oral, granting to any Person the right to purchase, use or occupy any Premises;

(ii)            each Prospect Healthcare Entity has the right under the Tenant Leases to occupy and use the applicable Premises, and, except as identified on Section 5.10(b)(ii) of the Disclosure Schedules, has the right to transfer its leasehold interest in the Tenant Leases as contemplated by this Agreement pursuant to the terms and conditions of the applicable Tenant Lease. To Sellers’ Knowledge, the Premises have received all material required approvals of Governmental Authorities required in connection with the operation thereof in substantially the same manner as currently conducted;

(iii)           the improvements constructed within the Premises, including all leasehold improvements, furniture, fixtures, and equipment within the Premises owned or leased by the applicable Prospect Healthcare Entity at such Premises, are, to Sellers’ Knowledge: (A) in satisfactory operating condition, subject to ordinary wear and tear; (B) sufficient for the operation of the Healthcare Business in substantially the same manner as currently conducted and; (C) is in material conformity with Law. The Premises have good and working utility connections, including, without limitation, electricity, internet, sanitary and storm sewer, potable water, natural gas, and other utilities used in the operation of the Healthcare Business at that location;

(iv)          except as identified on Section 5.10(b)(iv) of the Disclosure Schedules, no notice of default or termination under any Lease is outstanding and uncured or, to Sellers’ Knowledge, threatened, and, to Sellers’ Knowledge, no actual known default of any Tenant Lease has occurred and is continuing beyond any applicable notice and cure period;

(v)           during the past two (2) years, no Prospect Healthcare Entity has received any written notice that it is in material violation of any zoning, use, occupancy, building, wetlands or environmental regulation, ordinance or other Law relating to any of the Premises, and to Sellers’ Knowledge, there are no Hazardous Materials on or under any portion of the Leased Real Property in material violation of any Environmental Laws;

(vi)          except as identified on Section 5.10(b)(vi) of the Disclosure Schedules, to Sellers’ Knowledge, no party to any of the Tenant Leases is a referral source, whether directly or indirectly, to any Prospect Healthcare Entity that is also a party to a Tenant Lease, or receives referrals, whether directly or indirectly, from any Prospect Healthcare Entity that is also a party to that Tenant Lease; and

(vii)         during the past two (2) years, no Prospect Healthcare Entity has received any written notice of, and, to Sellers’ Knowledge, there is no, pending, threatened or contemplated condemnation, eminent domain or like proceedings, or any other actions, suits, or legal, administrative, or governmental investigations or proceedings affecting or in any way relating to any of the Premises or any sale or other disposition of any of the Premises in lieu of condemnation.

(c)            Section 5.10(c) of the Disclosure Schedules contains a correct and complete list of all real property that is subleased by a Prospect Healthcare Entity, as sublessor (the “Subleased Real Property”), pursuant to a Leased Real Property Document (collectively, the “Subleases”). Sellers have made available to Buyer correct and complete copies of the Subleases. Sellers further warrant and represent as follows with respect to the Subleased Real Property:

(i)             except as set forth on Section 5.10(c)(i) of the Disclosure Schedules, no notice of default or termination under any Sublease is outstanding and uncured or, to Sellers’ Knowledge, threatened, and, to Sellers’ Knowledge, no actual known default of any Sublease has occurred and is continuing beyond any applicable notice and cure period; and

(ii)            each Prospect Healthcare Entity has the right under the Subleases to transfer its interest in the Subleases as contemplated by this Agreement pursuant to the terms and conditions of the applicable Sublease; and

(iii)           except as identified on Section 5.10(c)(iii) of the Disclosure Schedules, to Sellers’ Knowledge, no party to any of the Subleases is a referral source, whether directly or indirectly, to any Prospect Healthcare Entity that is also a party to that Tenant Lease, or receives referrals from, whether directly or indirectly, any Prospect Healthcare Entity that is also a party to that Tenant Lease.

Section 5.11.          Intellectual Property.

(a)            Section 5.11(a) of the Disclosure Schedules contains a complete and correct list of all active registrations of, and all pending applications to register, any Prospect Healthcare Entity Intellectual Property (collectively, the “Registered Intellectual Property”), including, to the extent applicable, the registration or application number, the class of goods or services covered, the date of registration or application, the applicable jurisdictions in which the Registered Intellectual Property is registered or pending, and the owner(s) of record. The Registered Intellectual Property is duly registered, applied for, or held in the name of the applicable Prospect Healthcare Entity, and is not subject to any pending challenge, cancellation, opposition, hearing, injunction, refusal, interference, reissue, or reexamination proceeding. Any Registered Intellectual Property that was acquired from a Third Party was assigned to the applicable Prospect Healthcare Entity pursuant to a written assignment in accordance with the applicable Laws of the relevant jurisdiction and all necessary steps have been taken with the applicable Government Entity, registry, or organization, including without limitation recordation, such that the applicable Prospect Healthcare Entity is listed with the applicable Government Entity, registry, or organization as the current owner of such Registered Intellectual Property. All filings, payments and other actions required to be made or taken to obtain, perfect or maintain in full force and effect each item of Registered Intellectual Property have been made or taken by the applicable deadline and otherwise in accordance with all applicable Law.

(b)            Except for shrink-wrap licenses, other licenses for off-the-shelf software, or Publicly Available Software not incorporated into Prospect Healthcare Entity Intellectual Property, Section 5.11(b) of the Disclosure Schedules sets forth a complete list of all active material licenses, sublicenses and other written agreements (i) under which any Prospect Healthcare Entity is a licensee or otherwise is authorized to use any Intellectual Property used in the conduct of the business of such Prospect Healthcare Entity (“Licensed Intellectual Property”) (the “Inbound Licenses”), and (ii) under which a Prospect Healthcare Entity is a licensor or otherwise has authorized a Third Party to use any Prospect Healthcare Intellectual Property (the “Outbound Licenses,” and together with the Inbound Licenses, “Intellectual Property Licenses”); true and complete copies of which have been delivered or made available to Buyer, and none of which, prior to the Effective Time, have expired or been terminated pursuant to their terms or operation of Law. No Prospect Healthcare Entity, or to Sellers’ Knowledge any other party, is in material breach of or in material default under any Intellectual Property Licenses. All Outbound Licenses contain all provisions necessary to maintain all of the applicable Prospect Healthcare Entity’s rights therein. Except for the Outbound Licenses, no Prospect Healthcare Entity is obligated under any Intellectual Property Licenses to assign or license to any other Person any rights in Intellectual Property developed, modified, or improved by such Prospect Healthcare Entity.

(c)            Except as set forth on Section 5.11(c) of the Disclosure Schedules, all Prospect Healthcare Entity Intellectual Property is exclusively owned by the applicable Prospect Healthcare Entity, free and clear of all Liens (except Permitted Liens and non-exclusive licenses granted by the applicable Prospect Healthcare Entity or Subsidiary of a Prospect Healthcare Entity to any Person, in connection with the sale of products or services). All Prospect Healthcare Entity Intellectual Property is valid, subsisting, enforceable and in full force and effect. None of the Prospect Healthcare Entity Intellectual Property is subject to any Contract obligation, consent, settlement, judgement, order, decree, injunction, or ruling that restricts any Prospect Healthcare Entity’s rights to exploit, enforce, or defend any Prospect Healthcare Entity Intellectual Property in any material respect. Each applicable Prospect Healthcare Entity has taken all commercially reasonable steps to obtain, maintain, and protect the Prospect Healthcare Entity Intellectual Property. Following the Closing, Buyer will be permitted to cause to be exercised all of the rights of the applicable Prospect Healthcare Entity under the Prospect Healthcare Entity Intellectual Property to the same extent the applicable Prospect Healthcare Entity would have been able had the Transactions not occurred.

(d)            Each Prospect Healthcare Entity has taken all commercially reasonable security measures to protect and maintain the secrecy, confidentiality and value of all of its Trade Secrets, and any Trade Secrets of Third Parties made available thereto pursuant to and in accordance with written agreements. To Sellers’ Knowledge, there have been no unauthorized disclosures of, misappropriation of or unauthorized access to, any such Trade Secrets. No Prospect Healthcare Entity has granted Outbound Licenses to a Third Party of Prospect Healthcare Entity Trade Secrets, except pursuant to agreements containing a non-disclosure provision wherein the licensee agreed to maintain the confidentiality thereof. Each Prospect Healthcare Entity has and enforces, and has had and enforced, a policy requiring each current and former employee, officer, director, consultant and contractor that (i) is involved in research and/or development for such Prospect Healthcare Entity or (ii) has or is reasonably likely to develop any Intellectual Property used or held for use by such Prospect Healthcare Entity (a “Developer”) to execute a suitable agreement to protect Prospect Healthcare Entity Intellectual Property. Without limiting the foregoing, all Developers that have created any Intellectual Property used or held for use by any Prospect Healthcare Entity have executed agreements in which they have (A) irrevocably assigned (as opposed to only having agreed at some future date to assign) exclusive ownership of all of their rights in and to such Intellectual Property to such Prospect Healthcare Entity, and (B) agreed to maintain the confidentiality of Intellectual Property qualifying as confidential information or trade secrets. To Sellers’ Knowledge, no party to any such agreement is in material breach thereof. No Developer has, or has asserted, any right, title or interest in or to any of the Prospect Healthcare Entity Intellectual Property in writing.

(e)            During the past four (4) years, no written claim, threat, charge, demand, notice, or complaint has been brought or made against any Prospect Healthcare Entity: (i) alleging that any Prospect Healthcare Entity Intellectual Property or the operation of the business infringes on or misappropriates the Intellectual Property of another Person; (ii) challenging the ownership, right to use or validity of the Prospect Healthcare Entity Intellectual Property; or (iii) opposing or attempting to cancel or limit a Prospect Healthcare Entity’s rights in the Prospect Healthcare Entity Intellectual Property. No Legal Proceeding is pending or, to Sellers’ Knowledge, threatened with respect to any Prospect Healthcare Entity Intellectual Property. To Sellers’ Knowledge, no Person is infringing upon or otherwise violating the rights of any Prospect Healthcare Entity in the Prospect Healthcare Entity Intellectual Property. To Sellers’ Knowledge, the products and services of the Prospect Healthcare Entities, as currently provided by the applicable Prospect Healthcare Entity, do not infringe or misappropriate any Intellectual Property right owned by any Person.

Section 5.12.          Compliance with Laws.

(a)            Except as set forth on Section 5.12(a) of the Disclosure Schedules, each Prospect Healthcare Entity is, and for the last three (3) years has been, to Sellers’ Knowledge, in compliance with all applicable Laws. Except as set forth on Section 5.12(a) of the Disclosure Schedules, no Prospect Healthcare Entity has received any written or verbal notice during the past four (4) years alleging it is not in material compliance with any Law. Except as set forth on Section 5.12(a) of the Disclosure Schedules, there is no, and there has not been for the past four (4) years, pending or threatened regulatory action, or investigation or inquiry of any sort against any Prospect Healthcare Entity. During the past four (4) years, no Prospect Healthcare Entity has received any written opinion, memorandum or written advice from any advisor to the effect that it is exposed to any material liability or disadvantage that could prohibit or restrict such Prospect Healthcare Entity from, or otherwise adversely affect such Prospect Healthcare Entity in, conducting business in any jurisdiction, including any jurisdiction in which it is not conducting business or in which it plans to conduct business.

(b)            No Prospect Healthcare Entity, nor any of their respective officers, directors, managers, equityholders, employees or, to Sellers’ Knowledge, independent contractors, have submitted, or caused to be submitted, during the past four (4) years, any claim in connection with any referral to a Prospect Healthcare Entity which violated any applicable self-referral law, including the federal Physician Self-Referral Law, 42 U.S.C. § 1395nn or any other applicable state self-referral Law.

(c)            No Prospect Healthcare Entity, nor any of their respective officers, directors, managers, equityholders, employees or, to Sellers’ Knowledge, independent contractors, has, during the past four (4) years, offered, paid, solicited or received anything of value, paid directly or indirectly, overtly or covertly, in cash or in kind, in violation of any Law, including but not limited to, the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b), the Travel Act, 18 U.S.C. § 1952, or any other applicable state anti-kickback statute or fee-splitting prohibition, to or from (i) any licensed professional, family member of a licensed professional, or an entity in which a licensed professional or such licensed professional’s family member has an ownership or investment interest, (ii) any health care provider, pharmacy, drug or equipment supplier, distributor, manufacturer, or Third-Party Payor Program, or (iii) any Person (including any patient, supplier, medical staff member, Healthcare Professional, contractor or Third-Party Payor Program) in order to induce business in violation of applicable Law or otherwise illegally obtain business or payments for the Prospect Healthcare Entities.

(d)            During the past four (4) years, no Prospect Healthcare Entity, nor any of their respective officers, directors, managers, equityholders (nor to Sellers’ Knowledge, any employees or independent contractors) have submitted, nor caused to be submitted, any claim for payment to any payor source, either governmental or non-governmental, in violation of any false claim or fraud Law, including the federal False Claims Act, 31 U.S.C. §§ 3729-3733 or any other applicable federal or state false claim Laws.

(e)            During the past four (4) years, no Prospect Healthcare Entity, nor any of their respective officers, directors, managers, equityholders, employees or, to Sellers’ Knowledge, no employees, or independent contractors, and excluding its network of providers (other than those providers that are employed by or are independent contractors of Prospect Healthcare Entities or that hold medical staff privileges with Prospect Healthcare Entities), have been convicted of, charged with or investigated for a federal or state health care program related offense, or convicted of, charged with or investigated for a violation of federal or state Law related to fraud, abuse, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation, unlawful manufacture, distribution, prescription, or dispensing of controlled substances, or patient abuse or neglect or has been debarred, excluded or suspended from participation in any Federal Health Care Program or any federal or state procurement or nonprocurement program, or been subject to any order or consent decree of, or criminal, civil, or administrative fine or penalty imposed by, any Governmental Authority. During the past four (4) years, no Prospect Healthcare Entity has arranged for or contracted with (by employment or otherwise) any individual or entity that it knows or should know has been convicted of or pled guilty or nolo contendere to any federal or state criminal offense, been fined or subject to any disciplinary action under any state rules of professional conduct or is debarred, excluded, or suspended from participation in any Federal Health Care Program or any federal or state procurement or nonprocurement program. No exclusion, suspension, or debarment claims, actions, proceedings, audits or investigations relating to the business of a Prospect Healthcare Entity are pending or, to Sellers’ Knowledge, threatened against a Prospect Healthcare Entity, nor are there any exclusion, suspension or debarment claims, actions, proceedings, audits or investigations relating to the business of a Prospect Healthcare Entity pending against any Prospect Healthcare Entity’s officers, directors, managers, equityholders, employees or independent contractors or, to Sellers’ Knowledge, threatened against any Prospect Healthcare Entity’s officers, directors, managers, equityholders, employees or independent contractors. Each Prospect Healthcare Entity conducts initial and monthly screenings of their respective officers, directors, managers, members, employees or independent contractors against the General Services Administration’s Suspension and Debarment List, the OIG List of Excluded Individuals and Entities, and similar applicable federal, state, and local exclusion/termination lists.

(f)             During the past four (4) years, no independent contractor of any Prospect Healthcare Entity has provided, directly or indirectly, sales representative or marketing services to any Prospect Healthcare Entity in violation of any applicable Law, and none of such independent contractors receive commission, percentage of revenue or profit or other success-based referral fees from a Prospect Healthcare Entity in exchange for referring, arranging, or recommending, the referral of, health care items or services performed by any Prospect Healthcare Entity.

(g)            During the past four (4) years, no Prospect Healthcare Entity has engaged in any activities that are prohibited under the federal Controlled Substances Act, 21 U.S.C. § 801 et seq., or the applicable regulations promulgated pursuant to such statute or any other Law concerning the prescription, dispensing, and sale of controlled substances, nor has any Prospect Healthcare Entity had a significant loss, diversion, or theft of any controlled substances or prescription pads.

(h)            There is no pending or, to Sellers’ Knowledge, threatened litigation, proceeding (at law or in equity) or governmental, quasi-governmental or other investigation alleging that the organizational structure for the Prospect Healthcare Entities, or any Prospect Healthcare Entity’s conduct of its business, violates applicable Laws.

(i)             During the past four (4) years, each Contract or arrangement involving a Prospect Healthcare Entity that relies in whole or in part on protection under any fraud and abuse waivers recognized by CMS or another Governmental Authority, has been reviewed, approved and enacted in compliance in all material respects with the requirements of the applicable fraud and abuse waiver.

Section 5.13.           Material Contracts.

(a)            Section 5.13(a) of the Disclosure Schedules sets forth a list of the following Contracts as of the Effective Date to which a Prospect Healthcare Entity is a party (other than those that have expired or terminated in accordance with their terms, or that have no continuing rights or obligations thereunder and that are not Benefit Plans) (collectively, the “Material Contracts”):

(i)             all Contracts with suppliers or independent contractors pursuant to which a Prospect Healthcare Entity has paid more than Three Hundred Fifty Thousand Dollars ($350,000.00) in the last twelve (12) months;

(ii)            all Contracts entered into since the Most Recent Balance Sheet Date that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iii)           all Contracts for the employment or engagement of any officer, employee, independent contractor, consultant or other Person other than at-will agreements that can be terminated at any time without any prior notice and without penalty, and any other Contract providing for severance or other termination payments, change of control payments, or benefits, or similar liabilities of such Prospect Healthcare Entity;

(iv)          all Contracts with any Governmental Authority;

(v)           all Contracts with third party payors, including all provider participation agreements;

(vi)          all participation agreements between PHS RI and ACO Participant providers for participation in the Medicare Shared Savings Program;

(vii)         all Healthcare Contracts;

(viii)         all Contracts that limit or purport to limit the ability of a Prospect Healthcare Entity to compete in any line of business or with any Person or in any geographic area or during any period of time, that restricts the ability of a Prospect Healthcare Entity to do business with any Person or hire or solicit any Person, or that restricts the right of a Prospect Healthcare Entity to sell to or purchase from any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;

(ix)           all Contracts for any joint venture, partnership or similar arrangement by a Prospect Healthcare Entity;

(x)            all Contracts which (i) relate to or evidence Indebtedness (whether incurred, assumed, or guaranteed) (excluding, for the avoidance of doubt, Contracts evidencing liabilities with respect to deposits and accounts or trade payables, made in the ordinary course of business), in each case having an outstanding principal amount in excess of Three Hundred Fifty Thousand Dollars ($350,000.00), or (ii) restrict the Prospect Healthcare Entities’ ability to incur indebtedness or guarantee the indebtedness of others;

(xi)           any Contract that grants a Lien (other than Permitted Liens), or restricts the granting of a lien, on any of the assets or properties of the Prospect Healthcare Entities;

(xii)          any Contract under which any Acquired Entity has, directly or indirectly, made any advance, loan, or extension of credit to, or capital contribution or other investment in, any other Person (other than another Prospect Acquired Entity);

(xiii)         all Contracts with any Person with respect to the leasing or subleasing of any real property to which any Prospect Healthcare Entity is a party, including, without limitation, the Tenant Leases and Subleases (collectively, the “Leased Real Property Documents”);

(xiv)         any service and/or maintenance Contract or other Contract affecting any real property with any Person to which any Prospect Healthcare Entity is party (collectively, the “Service Contracts”);

(xv)          any lease, sublease, or similar Contract with any Person under which any Prospect Healthcare Entity is a lessee or sublessee of any tangible personal property;

(xvi)         agreements for the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of Two Hundred Fifty Thousand Dollars ($250,000.00), other than agreements entered into in the ordinary course of business; provided, however, that in no event shall any Contract entered into in connection with the prospective sale of a Prospect Healthcare Entity or their assets (such as a non-disclosure agreement or investment banking agreement) be deemed a Material Contract;

(xvii)        Contracts between any Prospect Healthcare Entity, on the one hand, and any of their respective directors or officers, on the other hand;

(xviii)       Contracts that provide for any payments, rights or obligations that are conditioned, in whole or in part, on a change of control with respect to any Prospect Healthcare Entity; and

(xix)         Contracts that limit or purport to limit the payment of dividends or distributions in respect of the capital stock of any Prospect Healthcare Entity, the pledging of capital stock of any Prospect Healthcare Entity or the incurrence of indebtedness for borrowed money or guarantees by any Prospect Healthcare Entity or the ability of any Prospect Healthcare Entity in any material respect to pledge, sell, transfer or otherwise dispose of any material amount of assets or business.

(b)           All Material Contracts are in full force and effect against the applicable Prospect Healthcare Entity and, to Sellers’ Knowledge, each other party thereto, in each case in accordance with the express terms thereof. Except as set forth on Section 5.13(b) of the Disclosure Schedules, there does not exist under any Material Contract (including without limitation, in connection with Indebtedness) any violation, breach or event of default, or alleged material violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a material violation, breach or event of default thereunder on the part of a Prospect Healthcare Entity. All payments which are due pursuant to all Material Contracts (including without limitations, in connection with Indebtedness) have been timely made and no payments are past due. Neither the applicable Prospect Healthcare Entity nor, to Sellers’ Knowledge, any party to any Material Contract has repudiated any provision of any such Material Contract. No Prospect Healthcare Entity has received written notice that any party to a Material Contract intends to cancel or terminate such Material Contract. Except as set forth in Section 5.13(b) of the Disclosure Schedules (the “Material Contract Consents”), no Material Contract requires the consent of or notice to the other party thereto to avoid a violation, breach or event of default under such Material Contract in connection with the Transactions and no Material Contract is in the process of being amended, revised or re-negotiated by a Prospect Healthcare Entity.

Section 5.14.          Employees.

(a)           Section 5.14(a) of the Disclosure Schedules contains a complete and accurate list of the following information for each current Employee, including each Employee on leave of absence status:  job title, state of employment, whether exempt or non-exempt for purposes of the Fair Labor Standards Act (the “FLSA”) and similar state laws, whether union or non-union, the entity and division or group for whom the Employee primarily performs services, date of hire (if the date of hire does not allow an accurate calculation of years of service, that will be noted and the years of service will be included), accrued vacation/paid time off (as of the date hereof) and other accrued leave, the Employees’ monthly salary (if classified as exempt), the Employees’ hourly base rate (if classified as non-exempt), any non-discretionary bonus earned for the year to date, any discretionary bonus earned for the year to date, any commissions earned for the year to date, any potential or anticipated commissions for the remainder of the year, regular daily hours and regular weekly hours, and service credited for purposes of any Benefit Plan or other term or condition of employment, as well as notating any Employee who is currently working from home, and any Employee who is working under a 12-hour blended rate. Employees’ non-discretionary or discretionary bonuses that are earned as an end of year bonus will be provided to Buyer during the Interim Period, no less than one hundred twenty (120) days prior to Closing (or if not yet calculable, as soon thereafter as they are calculable). Total salary, wage, incentive, and other compensation information for the Employees, including true and complete copies of all job descriptions, personnel policies, rules, or procedures that are applicable to the Employees (and that have been applicable to any employee for the past four (4) years), have been previously provided to Buyer or will be provided during the Interim Period.

(b)            No Prospect Healthcare Entity is a party to or otherwise bound by any collective bargaining agreement or similar contract with a labor union or similar labor organization, nor has any Prospect Healthcare Entity had any threatened, pending, or potential unfair labor practice charge or complaint, grievance, or labor arbitration, or been in violation of the National Labor Relations Act, or made any proposals regarding the terms of any collective bargaining agreement. No Prospect Healthcare Entity is currently negotiating any collective bargaining agreement (or similar labor agreement) to which any Prospect Healthcare Entity is or would be a party. Except as set forth on Section 5.14(b) of the Disclosure Schedules, during the past four (4) years, no Prospect Healthcare Entity has been subject to any: (i) unfair labor practice complaint pending before a Governmental Authority or, to Sellers’ Knowledge, threatened before the applicable Governmental Authority; (ii) pending or, to Sellers’ Knowledge, threatened labor strike, slowdown, work stoppage, lockout, or other organized labor disturbance; or (iii) union organization efforts or attempts by any union to represent Employees as a collective bargaining agent to Sellers’ Knowledge. There is not pending, nor has there ever been, any union election petition filed with the National Labor Relations Board or union organizing activity by or for the benefit of the employees or workers of any Prospect Healthcare Entity or otherwise affecting any Prospect Healthcare Entity.

(c)            Except as set forth on Section 5.14(c) of the Disclosure Schedules, there are no pending or, to Sellers’ Knowledge, threatened Actions or audits against any Prospect Healthcare Entity on account of any labor or employment matter or action pursuant to which the alleged monetary damages, the potential monetary damages as estimated in good faith by the Prospect Healthcare Entity or its legal or financial advisors, or the amount-in-dispute (including but not limited to attorneys’ fees requested and anticipated defense fees) exceeds Ninety Thousand Dollars ($90,000.00). For the avoidance of doubt, to the extent there are multiple individual claims, demands, arbitration, or litigation involving the same claimant that together add up to Ninety Thousand Dollars ($90,000.00) or more, they will likewise be set forth on Section 5.14(c) of the Disclosure Schedules.

(d)            Except as set forth on Section 5.14(d) of the Disclosure Schedules, during the past four (4) years (i) there have been no claims, disputes, or controversies pending before any Governmental Authority or, to Sellers’ Knowledge, threatened in writing to be brought before a Governmental Authority, involving any Employee, former employee, worker, or group of Employees, and (ii) there have been no written or verbal charges, investigations, administrative proceedings or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability, veteran status, or any other category protected by local, state, or federal Laws) pending before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, similar state or local agencies (including without limitation the California Civil Rights Department and its predecessors), or any other Governmental Authority or, to Sellers’ Knowledge, threatened to be brought before the Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, similar state or local agencies, or any other Governmental Authority, against any Prospect Healthcare Entity pertaining to any Employee, former employee, or any worker in either case in which the alleged monetary damages, the potential monetary damages as estimated in good faith by the Prospect Healthcare Entity or its legal or financial advisors, or the amount-in-dispute (including but not limited to attorneys’ fees requested and anticipated defense fees) exceeds Ninety Thousand Dollars ($90,000.00). For the avoidance of doubt, to the extent there are multiple individual claims, demands, arbitration, or litigation involving the same claimant that together add up to Ninety Thousand Dollars ($90,000.00) or more, they will likewise be set forth on Section 5.14(d) of the Disclosure Schedules.

(e)            Except as set forth on Section 5.14(e) of the Disclosure Schedules, each of the Prospect Healthcare Entities are, and for the past four (4) years have been, to Sellers’ Knowledge, in compliance in all material respects with Laws regarding labor and employment practices, including all applicable Laws relating to wages (including but not limited to minimum wage, meal and rest breaks, requirements of IWC Wage Order No. 5), hours (including hours worked), terms and conditions of employment, paid sick leave, vacation/paid time off, leaves of absence, overtime, termination of employment, background checks (including but not limited to the Fair Credit Reporting Act and any similar state and local laws), collective bargaining, employment discrimination, harassment, engaging in the interactive process, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors, classification of exempt vs. non-exempt employees, disability rights or benefits, occupational safety and health (including the federal Occupational Safety and Health Act and any applicable state or local Laws concerning COVID-19-related health and safety issues (with respect to Laws concerning COVID-19-related health and safety issues, for the avoidance of doubt, following their enactment)), employee whistle-blowing, immigration, workers’ compensation, employee leave issues (including the federal Emergency Paid Sick Leave Act, the federal Emergency Family and Medical Leave Expansion Act, and any applicable state or local Laws concerning COVID-19-related paid sick or family leave or other leave or benefits), affirmative action, unemployment insurance, plant closures, furloughs, and layoffs (including the WARN Act under federal and state Laws), and employee privacy. To Sellers’ Knowledge, there are no individuals who provide services to a Prospect Healthcare Entity, including but not limited to consulting or advisory services, that are treated as independent contractors by the Prospect Healthcare Entities who should be or should have been properly classified as employees under applicable Law during the past four (4) years. Except as set forth on Section 5.14(e) of the Disclosure Schedules, no Employee has a contract with a Prospect Healthcare Entity with respect to their terms of employment and all Employees are employed at will (i.e., can be terminated at any time, with or without notice or cause, without any severance or payment obligation in exchange for a notice period).

(f)             Except as set forth on Section 5.14(f) of the Disclosure Schedules, the Prospect Healthcare Entities are not delinquent nor deficient in the payment (i) due to and owing to their past or present employees or any other workers of any wages, salaries, commissions, bonuses, meal and rest period premiums, waiting time penalties, vacation or paid time off, paid sick time, other penalties or premiums required under federal, state or local Laws, benefit plan contributions or other compensation, or (ii) of any amount which is due and payable to any state or state fund pursuant to any workers’ compensation statute, rule or regulation or any amount which is due and payable to any workers’ compensation claimant. The Prospect Healthcare Entities have paid or will timely pay all compensation, including wages, commissions, bonuses, fees, penalties, premiums, meal and rest period premiums, waiting time penalties, vacation or paid time off, paid sick time, or other compensation due and owing to their respective employees or independent contractors for services performed on or before the Closing Date.

(g)            During the past four (4) years: (i) to Sellers’ Knowledge, no allegations of sexual harassment or sexual misconduct have been made to any Prospect Healthcare Entity involving any current or former directors, officers, managers, employees, independent contractors, or vendors of any Prospect Healthcare Entity in connection with their respective employment for or work with such Prospect Healthcare Entity; and (ii) no Prospect Healthcare Entity has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by any current or former director, officer, manager, employee, independent contractor, or vendor.

(h)            The Prospect Healthcare Entities are and have been in compliance with the requirements of the Immigration Reform Control Act of 1986 and similar Laws (including, without limitation, regarding the obligations to complete and maintain Form I-9s to the extent required by applicable Laws).

(i)             During the past five (5) years, no Prospect Healthcare Entity has effectuated (A) a “plant closing” (as defined in the WARN Act and similar state and local Laws); or (B) a “mass layoff” (as defined in the WARN Act and similar state and local Laws), and no Prospect Healthcare Entity has consummated any transaction or engaged in any layoffs, furloughs, or employment terminations/separations sufficient in number to trigger application of the WARN Act or any similar state, local, or foreign applicable Laws. Section 5.14(i) of the Disclosure Schedules lists all former employees (as that term is defined under the WARN Act and any similar state and local Laws) of a Prospect Healthcare Entity that have experienced an “employment loss” for purposes of the WARN Act (including but not limited to terminations, furloughs, layoffs and voluntary resignations) and similar state and local Laws within the ninety (90) days prior to and including the Closing Date and provides for each such former employee (1) the former employee’s name, (2) which Prospect Healthcare Entity the former employee provided services to, (3) the former employee’s title with the applicable Prospect Healthcare Entity, (4) the former employee’s primary work location with the applicable Prospect Healthcare Entity, and (5) the former employee’s date of termination with the applicable Prospect Healthcare Entity. If WARN Act (or similar state or local Laws, including without limitation the California WARN Act) is triggered within the ninety (90) days post-Closing due to any misrepresentation by the Prospect Healthcare Entities of the number of employees who were terminated, laid off, furloughed, or who voluntarily resigned from the Prospect Healthcare Entities in the ninety (90) days prior to Closing, the Prospect Healthcare Entities shall be responsible for any WARN Act (or similar state or local Laws, including without limitation the California WARN Act) compliance.

Section 5.15.          Employee Benefits.

(a)            Each material Benefit Plan is set forth on Section 5.15(a) of the Disclosure Schedules, which also indicates which entity sponsors or maintains such Benefit Plan. For each material Benefit Plan, each Prospect Healthcare Entity has made available to Buyer, as applicable except with respect to any “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA, (i) a copy of the plan document (including all amendments thereto) or, with respect to Benefit Plans not in writing, a written summary of the material terms of such Benefit Plan, (ii) the most recent summary plan description and all summaries of material modifications thereto, (iii) the most recent annual report (IRS Form 5500 series), (iv) with respect to each Benefit Plan intended to qualify under Section 401(a) of the Code, the most recent IRS determination or opinion letter, (v) the most recently prepared actuarial report, financial statements, and trustee report, (vi) all other material documents pursuant to which such Benefit Plan is maintained, funded, and administered, and (vii) all non-routine, material, written correspondence with any Governmental Authority within the past four (4) years relating to such Benefit Plan.

(b)            Except as set forth on Section 5.15(b) of the Disclosure Schedules, each Benefit Plan has been established, operated, funded and administered in all material respects in accordance with its terms and in compliance in all material respects with, ERISA, the Code and all other applicable Laws. With respect to each Benefit Plan, there has not been any nonexempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) or breaches of fiduciary duty or other material failures to act or comply in connection with the administration or investment of the assets of such Benefit Plan. Except as set forth on Section 5.15(b) of the Disclosure Schedules, all contributions or premium payments (including all employer contributions and employee salary reduction contributions) that are due have been made to or timely paid on behalf of each Benefit Plan sponsored or maintained by a Prospect Acquired Entity or to which a Prospect Acquired Entity has any obligation (including any contingent liability on behalf of an ERISA Affiliate), or if not yet due, have been appropriately accrued for in a manner consistent with the applicable Prospect Acquired Entity’s past practice or as may otherwise be required under GAAP.

(c)            Except as set forth on Section 5.15(e) of the Disclosure Schedules, no Legal Proceeding (excluding claims for benefits incurred in the ordinary course) has been brought or is pending or, to Sellers’ Knowledge, is threatened against or with respect to any Benefit Plan.

(d)            Each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter from the IRS as to its qualified status, and the exempt status of its accompanying trust under Section 501(a) of the Code, and there are no facts or circumstances any Benefit Plan other than a “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA that could reasonably be likely to adversely affect the qualified status of any such Benefit Plan or the exempt status of any such trust.

(e)            Except as set forth on Section 5.15(e) of the Disclosure Schedules, no Prospect Healthcare Entity, nor any other entity that is or may be classified as an ERISA Affiliate of a Prospect Healthcare Entity, maintains, sponsors, contributes to, or is required to contribute to (or has within the past six (6) years maintained, sponsored or contributed to or been required to contribute to) any Benefit Plan which is a: (i) “pension plan” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Sections 412 or 430 of the Code; (ii) “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a “multiple employer plan” as described in Section 413(c) of the Code.

(f)             No Prospect Healthcare Entity has any obligation to provide for post-retirement or post-termination medical, life insurance or other similar benefits under any such Benefit Plan, other than continuation coverage as may be required under Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA or similar state Law for which the covered individual pays the full cost of coverage.

(g)            Except as provided on Section 5.15(g) of the Disclosure Schedules, neither the execution of this Agreement nor the consummation of the Transactions will, either alone or in combination with any other event: (i) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Benefit Plan; (ii) trigger any acceleration of vesting or payment of benefits under or with respect to any Benefit Plan; (iii) trigger any obligation to fund any Benefit Plan; or (iv) result in any “parachute payment” that would not be deductible by reason of the application of Section 280G(b)(1) of the Code. None of the Prospect Healthcare Entities have any obligation to gross up, indemnify or other reimburse any Person for any Tax incurred by such individual under Section 409A or 4999 of the Code.

(h)            Each of the Prospect Acquired Entities are, and during all relevant times has been, in compliance in all material respects with the applicable requirements of (i) Section 4980B of the Code and any similar state Law, (ii) the Health Insurance Portability and Accountability Act of 1996, as amended, and the Laws (including the proposed regulations) thereunder, and (iii) the Patient Protection and Affordable Care Act of 2010, and all rules and official guidance promulgated thereunder, and no circumstance exists or event has occurred, which could reasonably be expected to result in a material violation of, or material penalty or liability being imposed under, any of the foregoing.

(i)             Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined under Section 409A(d)(1) of the Code) is and has been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(j)             Except as set forth on Section 5.15(j) of the Disclosure Schedules, each Prospect Acquired Entity has, for purposes of each Benefit Plan, correctly classified those individuals’ performing services for such Prospect Acquired Entity as common law employees, lease employees or independent contractors of the Prospect Acquired Entity, as applicable.

(k)            No Benefit Plan is subject to the Laws of any jurisdiction outside of the United States.

Section 5.16.          Environmental Compliance.

(a)            Each Prospect Healthcare Entity: (i) possesses all Permits required by applicable Environmental Laws; and (ii) is in compliance in all material respects with all terms and conditions of such Permits and all Environmental Laws.

(b)            Each Prospect Healthcare Entity is, and has been for the past four (4) years, in compliance in all material respects with all Environmental Laws and has no liabilities, including, without limitation, corrective, investigatory or remedial obligations arising under Environmental Laws. No Prospect Healthcare Entity has received any written notice regarding any actual or alleged material violation by such Prospect Healthcare Entity of Environmental Laws, or any investigatory, remedial or corrective obligations of such Prospect Healthcare Entity under Environmental Laws, relating to any of the Premises arising under Environmental Laws that is pending and unresolved.

(c)            There are no pending or, to Sellers’ Knowledge, threatened orders, writs, judgments, awards, injunctions or decrees of any Governmental Authority or Legal Proceedings involving Environmental Laws against any Prospect Healthcare Entity.

(d)            No Prospect Healthcare Entity has assumed, undertaken, or provided an indemnity with respect to any material or potentially material liability of any other Person under Environmental Laws.

Section 5.17.          Litigation.

(a)            Except as set forth on Section 5.17 of the Disclosure Schedules, and excluding any matters involving employees and/or workers, there is no Legal Proceeding presently pending against any Prospect Healthcare Entity, or, to Sellers’ Knowledge, threatened against any Prospect Healthcare Entity within the past four (4) years, there have been no Legal Proceedings pending or to Sellers’ Knowledge, threatened against any Prospect Healthcare Entity that challenge or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the other transactions contemplated by this Agreement or the Transaction Documents to which any Seller, Prospect Healthcare Entity is bound, in each case at law or in equity, or before or by any Governmental Authority, and to Sellers’ Knowledge, there is no basis for any of the foregoing. Except as set forth on Section 5.17 of the Disclosure Schedules, neither any Prospect Healthcare Entity nor any of the assets or property owned or used by any Prospect Healthcare Entity is currently, or has been during the past four (4) years, subject to any outstanding investigation, order, writ, injunction, judgment or decree issued by any Governmental Authority. To Sellers’ Knowledge, no director, member, manager, officer or employee of any Prospect Healthcare Entity is, or during the past four (4) years has been, subject to any order, writ, injunction, judgment or decree that prohibits such director, member, manager, officer or employee from engaging in or continuing any conduct, activity or practice relating to the Healthcare Business.

(b)            No current officer, director or manager of any Prospect Healthcare Entity has been during the past four (4) years: (i) subject to voluntary or involuntary petition under the federal bankruptcy Laws or any state insolvency Law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action to have violated any federal or state commodities, securities or unfair trade practices Law, which judgment or finding has not been subsequently reversed, suspended, or vacated.

Section 5.18.          Insurance. Section 5.18 of the Disclosure Schedules contains a complete list of all insurance policies or binders for which a Prospect Healthcare Entity is the policyholder or beneficiary, and which terms have not expired (“Insurance Policies”), and shows the coverage limits, expiration dates, annual premiums and general description of the coverage provided. All Insurance Policies are in full force and effect in accordance with their terms and all premiums with respect thereto covering all periods up to and including the Closing Date have been paid or will be paid when due. The Insurance Policies are sufficient to insure against all risks usually insured against by Persons operating similar businesses to the Healthcare Business. No material default exists with respect to the obligations of any Prospect Healthcare Entity under any such Insurance Policies. No Prospect Healthcare Entity has received any written notice of cancellation, material change in premium or denial of renewal in respect of any of the Insurance Policies.

Section 5.19.          Properties.

(a)            All material items of machinery, equipment, and other tangible assets of each Prospect Healthcare Entity are in operational condition, normal wear and tear excepted, have been regularly and properly serviced and maintained in a manner that, to Sellers’ Knowledge, would not void or limit the coverage of any warranty thereon, other than items currently under, or scheduled for, repair or construction, and are adequate and fit to be used for the purposes for which they are currently used in the manner they are currently used.

(b)            The representations and warranties contained in this Section 5.19 shall not be deemed to cover any assets or properties of any Prospect Healthcare Entity that are the subject of another representation and warranty contained in any other Section of this ARTICLE 5.

Section 5.20.          Transactions with Affiliates. Except (a) for this Agreement and the Transaction Documents and the Transactions, (b) as contemplated by Section 7.9, (c) employment related compensation and benefits, and (d) as set forth on Section 5.20 of the Disclosure Schedules, to Sellers’ Knowledge, no Seller or Affiliate thereof: (i) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, shareholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of a Prospect Healthcare Entity; (ii) owns or has an interest in the assets or equity of the Other Prospect Business; (iii) owes any money to or is owed any money by a Prospect Healthcare Entity (except for employment-related compensation or compensation for hospital, support or management services received or payable in the ordinary course of business); or (iv) is a party to a Contract (other than non-disclosure agreements, invention assignment agreements and employment agreements terminable by either party at-will and without any severance or advance notice obligation on the part of the employer that is not otherwise required by Law), or is involved in any business arrangement or other relationship with a Prospect Healthcare Entity (whether written or oral), nor has a Prospect Healthcare Entity pledged any assets or guaranteed any obligations on behalf of any such Person.

Section 5.21.          Information Systems.

(a)            Each Prospect Healthcare Entity has implemented, and is in material compliance with, commercially reasonable organizational, physical, technical and administrative safeguards to assure the confidentiality, integrity and security of transactions executed through and Personal Information processed by its Prospect Healthcare Entity Information Systems.

(b)               Each Prospect Healthcare Entity Information Systems has been maintained by technically competent personnel, in material accordance with Healthcare Information Laws and standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, to ensure proper operation, monitoring and use. Each Prospect Healthcare Entity Information System is in good working condition and is capable of performing all information technology operations reasonably necessary for the business of the applicable Prospect Healthcare Entity as currently conducted. Except as set forth on Section 5.12(b) of the Disclosure Schedules, since January 1, 2021, there has not been any material disruption to, or material interruption in, the business attributable to a defect, bug, malware, ransomware, Trojan horse, worm, or similar malicious code breakdown or other failure or deficiency on the part of any Prospect Healthcare Entity Information Systems. Except as set forth on Section 5.12(b) of the Disclosure Schedules, to Sellers’ Knowledge, there have been no (i) Security Breaches or (ii) unauthorized access or use of any Prospect Healthcare Entity Information Systems. Each Prospect Healthcare Entity has taken commercially reasonable steps to provide for the back-up and recovery of the data and information critical to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material to, the conduct of its business.

(c)            Each Prospect Healthcare Entity is in compliance, in all material respects, to the extent applicable, with (i) HIPAA and HITECH and (ii) all other applicable Healthcare Information Laws governing the privacy, security, integrity, accuracy, creation, transmission, receipt, maintenance, use, disclosure, processing, or other protection of Personal Information collected, processed, created, received, maintained, transmitted, or destroyed by any Prospect Healthcare Entity.

(d)            Except as identified on Section 5.21(d) of the Disclosure Schedules, no Prospect Healthcare Entity has experienced a Breach of PHI and, to Sellers’ Knowledge, no information security or privacy incident, complaint, or breach event has occurred that would require notification to any Governmental Authority or other Person under any Healthcare Information Laws, to the extent applicable. Except as identified on Section 5.21(d) of the Disclosure Schedules, no Prospect Healthcare Entity has made, nor been required by applicable Healthcare Information Laws to make, any disclosures or other notification to any Person or Governmental Authority regarding an actual or potential use or disclosure of information in violation of Healthcare Information Laws. Each Prospect Healthcare Entity has complied with the applicable notification requirements under: (i) all applicable Healthcare Information Laws; and (ii) all applicable contracts with respect to any security incident or Breach of PHI, and with respect to any other security or privacy breach event under other applicable Healthcare Information Laws that have been experienced by such Prospect Healthcare Entity.

(e)            Each Prospect Healthcare Entity has posted to its website and each of its online sites and services, including all mobile applications, terms of use or service and a privacy policy that materially complies with applicable Healthcare Information Laws and reflects its practices concerning the collection, use, and disclosure of Personal Information in such online sites, services, and mobile applications. No Prospect Healthcare Entity has supplied or provided access to Personal Information processed by it or on its behalf to a third party for remuneration or other consideration or without the appropriate HIPAA Business Associate agreements in place.

(f)            Each Prospect Healthcare Entity has reasonable and appropriate controls in place to ensure the information security needs and address the risks, threats and vulnerabilities of such Prospect Healthcare Entity in light of such Prospect Healthcare Entity’s business, technology, information systems and the Personal Information processed by or on behalf of such Prospect Healthcare Entity in compliance with all Healthcare Information Laws to the extent applicable.

(g)            Other than those identified on Section 5.21(g) of the Disclosure Schedules, no Prospect Healthcare Entity has received, in the past four (4) years, any written complaints, audit requests, or notices from any Governmental Authority or other Person regarding the use or disclosure of Protected Health Information, as defined by HIPAA, nor has any Prospect Healthcare Entity received any written notice or complaint of, and there are no investigations or proceedings pending or, to Sellers’ Knowledge, threatened with respect to any such complaints or any alleged Breach of PHI or violation of Healthcare Information Laws.

(h)            In connection with each third-party servicing, outsourcing, processing, or otherwise using or accessing Personal Information collected, held, or processed by or on behalf of the Prospect Healthcare Entities, the Prospect Healthcare Entities have in material accordance with Healthcare Information Laws entered into valid, binding and enforceable written data processing or HIPAA Business Associate agreements with any such third parties to (i) comply with applicable Healthcare Information Laws with respect to Personal Information or Protected Health Information, (ii) act only in accordance with the instructions of the applicable Prospect Healthcare Entity, (iii) take appropriate steps to protect and secure Personal Information and Protected Health Information from data security incidents or Security Breaches, (iv) restrict use of Personal Information and Protected Health Information to those authorized or required under the servicing, outsourcing, processing, or similar arrangement, and (v) certify or guarantee the return or adequate disposal or destruction of Personal Information or Protected Health Information. The consummation of any of the transactions contemplated hereby or thereby, will not violate any applicable Laws or the privacy policies of each Prospect Healthcare Entity as they currently exist or as they existed at any time during which any of the Personal Information or Protected Health Information was collected, processed or obtained.

(i)            To the extent required by Law, each Prospect Healthcare Entity has in all material respects: (i) implemented all security management processes required by HIPAA, including a risk analysis, risk management activities, a sanction policy and information system activity review, as described at 45 C.F.R. § 164.308(a)(1)(ii), and the Healthcare Information Laws; (ii) implemented all required implementation specifications and all addressable implementation specifications that are reasonable and appropriate, as required by HIPAA; (iii) implemented appropriate corrective actions to address all vulnerabilities in such Prospect Healthcare Entity’s HIPAA and Personal Information safeguards and controls identified through periodic assessments; (iv) created and maintained written policies and procedures required by HIPAA and Healthcare Information Laws and implemented such policies and procedures; (v) trained its Workforce with respect to the Prospect Healthcare Entity’s obligations under HIPAA and Healthcare Information Laws; and (vi) executed HIPAA-compliant Business Associate Agreements when such agreements are required under HIPAA, and complied in all material respects with such agreements.

Section 5.22.      Compliance Program. The Prospect Healthcare Entities currently have, and have had for the past four (4) years, a corporate compliance program in place with oversight of the Healthcare Business to ensure compliance in all material respects with Healthcare Laws and all applicable Office of Inspector General compliance program guidance, including the Office of Inspector General’s compliance program guidance for hospitals at 63 Fed. Reg. 8987 (February 23, 1998) and 70 Fed. Reg. 4858 (January 31, 2005) and individual and small group physician practices at 65 Fed. Reg. 59434 (October 5, 2000). There is no pending or threatened Action related to any of the Prospect Healthcare Entities’ compliance programs. Each Prospect Healthcare Entity is and, since January 1, 2021, has been in material compliance with its compliance program. Each Prospect Healthcare Entity promptly and duly investigates any reports of alleged compliance violations, takes and has taken corrective actions as determined to be warranted, including repayment of any overpayments, and to Sellers’ Knowledge, there are no current material compliance violations with respect to the Prospect Healthcare Entities.

Section 5.23.      Reimbursement Matters; Third-Party Payor Participation.

(a)            Each Prospect Healthcare Entity is certified to participate in the Medicare, Medicaid, TRICARE, and all other Government Programs with valid and current provider or supplier agreements under such Government Programs, as applicable. Except as set forth on Section 5.23(a) of the Disclosure Schedules, each Prospect Healthcare Entity is in compliance with applicable terms and conditions of participation, payment, coverage, or other standards necessary to be eligible to participate in and receive payment from all Government Programs and are not subject to any pending or threatened Actions with respect to such Prospect Healthcare Entity’s participation in any Government Program.

(b)            During the past four (4) years, the Prospect Healthcare Entities have timely filed all cost, quality, enrollment or other reports or updates in respect of the Healthcare Business, including but not limited to any and all cost reports required for the Hospital Business by Medicare, Medicaid, or any other applicable Government Programs (“Cost Reports”), and such reports accurately reflect the information to be included thereon and, with respect to the Cost Reports, were prepared and submitted in accordance with cost and accounting principles consistently applied and in compliance with cost report filing requirements under applicable Law. Except as set forth on Section 5.23(b) of the Disclosure Schedules, there are no pending Actions, appeals, adjustments or audits relating to such reports, and no Prospect Healthcare Entity is currently or has, during the previous four (4) years, been subject to any payment adjustment, reduction, or other sanction resulting from such reports or from a Prospect Healthcare Entity’s failure to timely or accurately complete or file any such reports. No Prospect Healthcare Entity is subject to any pending but unassessed Government Program payment adjustments arising from the Healthcare Business, except to the extent set forth on Section 5.23(b) of the Disclosure Schedules and for which such Seller or Affiliate thereof has established reserves for such adjustments in accordance with such Seller’s or Affiliate’s accounting policy for establishing any such reserves and that are accurately reflected on the Financial Statements.

(c)            Except as set forth on Section 5.23(c) of the Disclosure Schedules, during the past four (4) years, each Prospect Healthcare Entity has timely filed all reports, data, and other information with CMS regarding such Prospect Healthcare Entity’s (or its eligible professionals’) use of certified electronic health record technology (“CEHRT”) as required by the HITECH Act, and its implementing regulations as amended, formerly referred to as the Medicare and Medicaid Meaningful Use Electronic Health Record Incentive program and currently the Medicare Promoting Interoperability Program (the “EHR Programs”) and has successfully attested to meaningful use of CEHRT as part of and consistent with the requirements of the EHR Programs at the time of attestation. Further, during the past four (4) years, each Prospect Healthcare Entity has appropriately documented and retained documentation of all reports, data and other information used to support all EHR Program attestations to claim HITECH Payments and/or to avoid payment adjustments made prior to Closing, and each Prospect Healthcare Entity represents and warrants that all such documentation is accurate and complete. During the past four (4) years, no Seller nor any of their executives, officers, or directors has knowingly and willfully made or caused to be made a false statement or representation in any attestation or report, data, or other documentation supporting reporting or attestations made to the EHR Programs. During the past four (4) years, Sellers have not received written notice of any material reduction in reimbursement under any Government Program resulting from any failure to report quality data to CMS or its agent or to successfully attest to the use of CEHRT as required under the EHR Programs.

(d)            With respect to the Hospital Business, Alta does not have any outstanding loan, grant or loan guarantee pursuant to the Hill-Burton Act (42 U.S.C. §291a, et seq.).

(e)            Each Prospect Healthcare Entity is eligible and enrolled or contracted in good standing for participation and reimbursement under the applicable Third-Party Payor Programs set forth on Section 5.23(e) of the Disclosure Schedules. Each Prospect Healthcare Entity currently participates in such Third-Party Payor Programs pursuant to valid and active provider agreements, and copies of all such agreements and amendments thereto have been provided to Buyer. Each Prospect Healthcare Entity has complied with all applicable contract terms, policies, and guidelines required for payment and participation in the Third-Party Payor Programs, including timely and accurate updates to such Prospect Healthcare Entity’s enrollment, practice location, ownership, and other information required to be disclosed for participation in Government Programs. There are no outstanding overpayments or refunds due to Third-Party Payor Programs other than in the ordinary course of business. All billings for services submitted by a Prospect Healthcare Entity are and have been for medically necessary items or goods actually sold and services actually performed by the applicable Prospect Healthcare Entity to eligible patients, and each Prospect Healthcare Entity has sufficient documentation to support such billings. During the past four (4) years, each Prospect Health Care Entity has timely filed all claims and reports required to be filed for services rendered prior to the Effective Date in the ordinary course of business with respect to Third-Party Payor Programs, all fiscal intermediaries and other insurance carriers, and all such claims and reports are complete and accurate and have been prepared in compliance with applicable Law, Third-Party Payor Program policies, and guidelines governing reimbursement and payment of claims. During the past four (4) years, no Prospect Healthcare Entity has received any notice, written or verbal, of any Third-Party Payor Program’s intent to terminate such Prospect Healthcare Entity’s participation in such Third-Party Payor Program or to alter the terms of such Prospect Healthcare Entity’s participation agreement with such Third-Party Payor Program.

(f)            There are no written document requests made by Third-Party Payor Programs during the past four (4) years to which any Prospect Healthcare Entity has not responded and no denials of claims are currently being appealed by any Prospect Healthcare Entity except in the ordinary course of business.

(g)            Except as set forth on Section 5.23(g) of the Disclosure Schedules: (i) there are no pending appeals, adjustments, challenges, actions or written notices of intent to audit and no audits or inquiries with respect to such prior claims or reports submitted to Third-Party Payor Programs, except for individual claim denials that occur in the ordinary course of business and that are not material to the operations of any Prospect Healthcare Entity or indicate a pattern of systemic revenue cycle or billing irregularities for any Prospect Healthcare Entity; and (ii) during the past four (4) years, no Seller has been audited, surveyed or otherwise examined in connection with any Third-Party Payor Program except in the ordinary course of business.

(h)            To the extent applicable, for the past four (4) years, PMG has complied with those certain requirements pertaining to risk-bearing organizations set forth in the Knox-Keene Act (including California Health & Safety Code § 1375.4) and those promulgated by the DMHC (the “RBO Requirements”). Except as set forth on Section 5.23(h) of the Disclosure Schedules, in the past four (4) years, PMG has not received any written notice of any violation of the RBO Requirements. For the past four (4) years, PMG has not been in breach of any capitation agreements with any upstream health care service plans or any provider service agreements with PMG’s network service providers. As of the date of this Agreement, PMG is not aware of any claim, cause of action, or notice of breach related to any deficiency or breach of agreement.

(i)            To the extent applicable, for the past four (4) years, PHP has complied with those certain requirements applicable to restricted health care service plans, including requirements set forth in the Knox-Keene Act and those promulgated by the DMHC. Except as set forth on Section 5.23(i) of the Disclosure Schedules, in the past four (4) years, PHP has not received any written notice of any violation of such requirements. Within the past four (4) years, PHP has not received any sanctions or penalties from the DMHC or any health care service plans related to the operations or performance of PHP. As of the Effective Date, PHP has no open or pending deficiencies or corrective action plans with the DMHC or upstream health care service plans.

(j)            To the extent applicable, for the past four (4) years, PHS RI has been in compliance with all Laws applicable to PHS RI as a risk bearing organization, including but not limited to requirements promulgated by the Rhode Island Department of Business Regulation, Insurance Division. In the past four (4) years, PHS RI has not received any written or verbal notice of any violation of such requirements. For the past four (4) years, PHS RI has not been in breach of any capitation agreements with any upstream health plans or any provider service agreements with PHS RI’s network service providers. As of the Effective Date, PHS RI has not received any written claim, cause of action, or notice of breach related to any deficiency or breach of any such agreement.

(k)            To the extent applicable, for the past four (4) years, PPG RI has been in compliance with all Laws applicable to PPG RI as a risk bearing organization, including but not limited to requirements promulgated by the Rhode Island Department of Business Regulation, Insurance Division. In the past four (4) years, PPG RI has not received any written or verbal notice of any violation of such requirements. For the past four (4) years, PPG RI has not been in breach of any capitation agreements with any upstream health plans or any provider service agreements with PPG RI’s network service providers. As of the Effective Date, PPG RI has not received any written claim, cause of action, or notice of breach related to any deficiency or breach of any such agreement.

(l)            To the extent applicable, for the past four (4) years, Prospect Health Services Texas, Inc. (“PHS TX”) has complied with all Laws applicable to PHS TX as a risk bearing organization, including but not limited to requirements promulgated by the Texas Department of Insurance. In the past four (4) years, PHS TX has not received any written or verbal notice of any violation of such requirements. For the past four (4) years, PHS TX has not been in breach of any capitation agreements with any upstream health plans or any provider service agreements with PHS TX’s network service providers. As of the Effective Date, PHS TX has not received any written claim, cause of action, or notice of breach related to any deficiency or breach of any such agreement.

(m)            To the extent applicable, for the past four (4) years, Prospect Provider Group Texas, Inc. (“PPG TX”) has complied with all Laws applicable to PPG TX as a risk bearing organization, including but not limited to requirements promulgated by the Texas Department of Insurance. In the past four (4) years, PPG TX has not received any written or verbal notice of any violation of such requirements. For the past four (4) years, PPG TX has not been in breach of any capitation agreements with any upstream health plans or any provider service agreements with PPG TX’s network service providers. As of the Effective Date, PPG TX has not received any written claim, cause of action, or notice of breach related to any deficiency or breach of any such agreement.

Section 5.24.      Healthcare Professionals; Medical Staff.

(a)            Healthcare Professionals. Set forth on Section 5.24(a) of the Disclosure Schedules is a list of all Healthcare Professionals currently employed by each Prospect Healthcare Entity, and each Prospect Healthcare Entity has provided to Buyer, or otherwise made available to Buyer, complete copies of all Permits of such Healthcare Professionals. Each Healthcare Professional who currently is employed by, or at any time during the last four (4) years was, employed by any Prospect Healthcare Entity as a Healthcare Professional (such period, the “Service Period”):

(i)            except as set forth on Section 5.24(a)(i) of the Disclosure Schedules, is or was during the Service Period, as applicable, duly licensed and registered, and in good standing, in each state in which such Healthcare Professional engages or engaged in the practice of his/her profession in the employment of any Prospect Healthcare Entity, and said license and registration was not been surrendered, suspended, revoked, terminated, lapsed, expired, or restricted in any manner during such time;

(ii)            holds or held during the Service Period, as applicable, all required controlled substances registrations issued by Governmental Authorities in the states in which such Healthcare Professional engages or engaged in the practice of his/her profession in the employment of any Prospect Healthcare Entity and the U.S. Drug Enforcement Administration, and said registrations have not been or were not, as applicable, surrendered, suspended, revoked, terminated, lapsed, expired, or restricted in any manner during such time;

(iii)            is or was during the Service Period, as applicable, duly credentialed with the Third-Party Payor Programs in which the Prospect Healthcare Entities participate prior to rendering items or services to patients on behalf of any Prospect Healthcare Entity, consistent with Third-Party Payor Program policies, and has reassigned such Healthcare Professional’s right to payment in any such Third-Party Payor Program in compliance with applicable Law, and each Prospect Healthcare Entity has appropriate documentation of such reassignment;

(iv)            is or was at all times during the Service Period, practicing within the scope and authority of such Healthcare Professional’s applicable Permits with respect to the employment by any Prospect Healthcare Entity, inclusive of any required supervisory, delegation, or collaboration requirements or, if unlicensed, practicing within the scope of permitted delegation and supervision of unlicensed clinical personnel in accordance with applicable Laws; and

(v)            except as set forth on Section 5.24(a)(v) of the Disclosure Schedules, has not been a party or subject to:

(A)            any malpractice suit, claim (whether or not filed in court), settlement, settlement allocation, judgment, verdict or decree;

(B)            any disciplinary, peer review or professional review investigation or action instituted by any licensure board, hospital, professional school, health care facility or entity, professional society or association, Third-Party Payor Program, peer review or professional review committee or body, or Governmental Authority;

(C)            to Sellers’ Knowledge, any criminal complaint, indictment or criminal action (excluding traffic violations);

(D)            any investigation or action, whether administrative, civil or criminal, relating to an allegation of filing false health care claims, violating anti-kickback, self-referral or fee-splitting Laws, or engaging in other billing improprieties;

(E)            any organic or mental illness or condition that impairs or may impair such Healthcare Professional’s ability to practice his or her profession;

(F)            to Sellers’ Knowledge, any dependency on, habitual use or episodic abuse of alcohol or controlled substances, or any participation in any alcohol or controlled substance detoxification, treatment, recovery, rehabilitation, counseling, screening or monitoring program;

(G)            to Sellers’ Knowledge, any allegation, or any investigation or action based on any allegation of violating professional ethics or standards, or engaging in illegal, immoral or other misconduct (of any nature or degree), relating to his or her profession; or

(H)            any denial of an application in any state for a Permit as a Healthcare Professional, for participation in any Third-Party Payor Program, for malpractice insurance, for medical staff or allied staff privileges at any hospital or other healthcare entity, for board certification or recertification, or for state or federal controlled substances registrations.

(b)            There is no pending or, to Sellers’ Knowledge, threatened action alleging that the business of any Prospect Healthcare Entity violates any applicable Laws regarding: (A) the organization or ownership of Persons that employ Healthcare Professionals; (B) the manner in which Healthcare Professionals may split or share with other Persons fees generated from the provision of professional services; or (C) the unauthorized or unlicensed practice of a licensed profession by Persons not wholly owned by appropriate Healthcare Professionals. Each Prospect Healthcare Entity has timely and completely filed and maintained such registrations, fictitious name permits, and similar state authorizations and registrations as may be required by the operations of such Prospect Healthcare Entity and applicable Law.

(c)            Sellers have provided to Buyer a correct and complete copy of the bylaws and rules and regulations of the medical staff of the Hospital. With regard to the medical staff, there are no pending, or to Sellers’ Knowledge, threatened disputes with applicants, medical staff members, or health professional affiliates. The Hospital has at all times maintained a process for reviewing the credentials and conducting peer review of its medical staff, and during the past four (4) years, no Governmental Authority has cited the Hospital with any deficiencies in its credentialing and peer review process or its medical staff bylaws. As applicable the Hospital has made all required reports to the National Practitioner Data Bank and the Medical Board of California during the past four (4) years.

Section 5.25.      Bank Accounts. Section 5.25 of the Disclosure Schedules sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which each Prospect Healthcare Entity maintains accounts of any nature, the account numbers of all such accounts and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

Section 5.26.      Brokers’ Fees. Except as set forth on Section 5.26 of the Disclosure Schedules, the Prospect Healthcare Entities have not become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the Transactions.

Section 5.27.      No Other Agreements to Sell. Except as set forth on Section 5.27 of the Disclosure Schedules, no Seller or any of their respective equityholders, officers, directors or Affiliates have any commitment or legal obligation, absolute or contingent, to any other Person other than Buyer to sell, assign, transfer or effect a sale of any of the Purchased Assets or the Acquired Equity Interests or enter into any agreement or cause the entering into of an agreement with respect to any of the foregoing.

Section 5.28.      Disclaimer of Warranties. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 5 OR THE OTHER TRANSACTION DOCUMENTS: (A) NO SELLER NOR ANY OTHER PERSON HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, WHETHER WRITTEN OR ORAL, AND (B) THE PURCHASED ASSETS TRANSFERRED TO BUYER, AND THE ASSETS OF THE PROSPECT ACQUIRED ENTITIES, SHALL BE TRANSFERRED IN “AS IS AND WHERE IS” CONDITION AND WITH ALL FAULTS WITH NO WARRANTY OF HABITABILITY OR FITNESS FOR HABITATION, AND WITH NO WARRANTIES, INCLUDING, WITHOUT LIMITATION, THE WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE PHYSICAL CONDITION OF THE PURCHASED ASSET OR THE PROPERTY OF THE PROSPECT ACQUIRED ENTITIES AND THE PURCHASED BUSINESS, ANY AND ALL OF WHICH WARRANTIES (BOTH EXPRESS AND IMPLIED) SELLERS HEREBY DISCLAIM. All of the real and personal property of the Prospect Healthcare Entities and the Purchased Business shall be further subject to normal wear and tear and normal and customary use in the ordinary course of business up to the Effective Time. Except to the extent of any representation made by Sellers herein, Buyer releases Sellers and their Affiliates from all responsibility and liability regarding the condition, valuation, salability or utility of the Prospect Healthcare Entities and the Purchased Business or their assets, or their suitability for any purpose whatsoever. Except to the extent of any representation made by Sellers herein, Buyer acknowledges that Sellers do not make any express or implied representation or warranty as to the accuracy or completeness of any materials provided to Buyer during Buyer’s due diligence investigation of the Prospect Healthcare Entities and the Purchased Business, including those materials provided in any virtual data room to which Buyer was granted access by Sellers, and Sellers shall not have any liability to Buyer relating to or arising from any errors therein or omissions therefrom or any other fact or condition which may affect the Prospect Healthcare Entities or the Purchased Business, including the physical condition, value, economics of operation or income potential of the assets of the Prospect Healthcare Entities or the Purchased Business. Buyer acknowledges and agrees that any title commitments, surveys and related materials relating to the Owned Real Property provided to Buyer by Sellers or Sellers’ agents on or before the Effective Date were for informational purposes only and not to be relied on by Buyer; provided that, for the avoidance of doubt, the provisions of this Section 5.28, are not intended to preclude or limit Buyer’s ability to seek recovery under the R&W Insurance Policy or seek any remedies for Fraud.

Section 5.29.      COVID-19 and CARES Act.

(a)            Section 5.29(a) of the Disclosure Schedules sets forth (a) the amounts received by Sellers, including entity name and tax identification number of the entity, from Governmental Authorities or other parties in connection with any applications, filings or requests made by Sellers requesting any pandemic related relief funding pursuant to any applicable COVID-19 pandemic relief funding programs, including, but not limited to, the Cares Act, the Paycheck Protection Program and Health Enhancement Act, H.R. 266, 116th Congress (2020), Families First Coronavirus Response Act, Health Care Enhancement Act, American Rescue Plan Act, Public Law 117 – 2 (2021), and the programs, rules and regulations promulgated thereunder (collectively, the “Stimulus Funds”). Sellers have not (i) taken a loan from the Paycheck Protection Program, or (ii) except as listed in Section 5.29(a) of the Disclosure Schedules, applied for and anticipate receipt of or received any other Stimulus Funds or any other pandemic related relief funds from any other Governmental Authority or other party.

(b)            Sellers have satisfied all eligibility criteria necessary to apply for and retain the Stimulus Funds listed in Section 5.29(a) of the Disclosure Schedules and has timely and accurately submitted the requisite attestations or applications to any applicable Governmental Authority as necessary to receive and retain the Stimulus Funds, a true, correct and complete copy of which have been made available to Buyer. Sellers have satisfied, in all material respects, all terms and conditions required as of the date hereof by any Governmental Authority or Healthcare Law with regards to the retention and utilization of the Stimulus Funds listed in Section 5.29(a) of the Disclosure Schedules (such terms required as of the date hereof are referred to herein as the “Terms and Conditions”). Sellers have utilized the Stimulus Funds as permitted by the Department of Health and Human Services, and any other applicable Governmental Authority or Healthcare Law or as indicated in the Terms and Conditions and in accordance, in all material respects, with any other guidance issued by the Department of Health and Human Services or any other applicable Governmental Authority or applicable Healthcare Law.

(c)            Sellers have maintained accounting records and documentation as required by any Healthcare Law or Governmental Authority in relation to the Stimulus Funds and in compliance in all material respects with the Terms and Conditions and related guidance available as of the date hereof, in each case listed by each tax identification number of Sellers, as applicable and as necessary to enable Sellers to accurately report on the use of the Stimulus Funds and comply in all material respects with any auditing requirements at 45 C.F.R. Part 75, Subpart F or included in the Terms and Conditions or any other applicable Healthcare Law.

(d)            Section 5.29(d) of the Disclosure Schedules sets forth an accurate and complete list of all Medicare Accelerated and Advance Payments that have been requested and/or received by Sellers, including the name and Medicare provider number of the applicable entity, the amount of such Medicare Accelerated or Advance Payment that has been requested and/or received by such entity, and the amount (if any) of such Medicare Accelerated or Advance Payment that has been returned to, recouped or forgiven by, the applicable Governmental Authority. All information submitted and certifications made by Sellers in connection with the request and/or receipt of such Medicare Accelerated and Advance Payments are or at the time such submissions were made were true, accurate and complete in all material respects.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Sellers to enter into this Agreement and to consummate the Transactions, Buyer hereby represents and warrants to Sellers at and as of the date hereof as follows (except as set forth on the corresponding section of the Disclosure Schedules or on any other section of the Disclosure Schedules if the application of the disclosure to such section is reasonably apparent):

Section 6.1.      Organization and Power.

(a)            Buyer is a duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has full corporate or limited liability company power, as applicable, and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

(b)            Buyer is licensed or qualified to conduct its business and is in good standing in every jurisdiction where it is required to be so licensed or qualified in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not be expected to result in any material liability to Buyer.

Section 6.2.      Authority and Enforceability. Buyer has all requisite power and authority, and has taken all actions necessary, to execute and deliver this Agreement and to perform such Seller’s obligations hereunder. This Agreement has been duly authorized, executed and delivered by Buyer and (assuming the due authorization, execution and delivery by the other Parties) this Agreement constitutes the legal, valid and binding agreement of Buyer, and is enforceable against Buyer in accordance with the respective terms hereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other Laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.

Section 6.3.      Conflicts. The execution and delivery by Buyer of this Agreement and the Transaction Documents to which it is a party, and the performance by it of its obligations hereunder and thereunder, does not and will not:

(a)            (i) to the knowledge of Buyer, conflict with or violate any provision of Law to which Buyer is subject, (ii) conflict with or violate any Order to which Buyer is subject, or (iii) except (x) as may be required under the HSR Act or other Antitrust Laws or the California Healthcare Transactions Laws, (y) as set forth on Section 6.3(a) of the Disclosure Schedules, or (z) where the failure to obtain or make such registration, filing, application, notice, consent, approval, order, qualification, or waiver would not have a Material Adverse Effect, require a registration, filing, application, notice, consent, approval, order, qualification, or waiver with, to or from any Governmental Authority on the part of Buyer; or

(b)            except as set forth on Section 6.3(b) of the Disclosure Schedules, will not result in any material breach or contravention of, nor permit the acceleration of the maturity of or the termination of, payment of any penalty or constitute a default under, the terms of any material indenture, mortgage or other Contract to which Buyer is a party or otherwise bound.

Section 6.4.      No Litigation. There is no Legal Proceeding pending or, to the knowledge of Buyer, threatened, against Buyer or its Affiliates which would reasonably be expected to prevent, hinder or delay the consummation of the Transactions. There is no Legal Proceeding pending or, to the knowledge of Buyer, threatened, that questions the legality or propriety of the transactions contemplated by this Agreement or the Transaction Documents.

Section 6.5.      Financial Capability. Assuming the satisfaction of the conditions precedent set forth in Section 9.1 and Section 9.2, the accuracy of the representations and warranties set forth in ARTICLE 4 and ARTICLE 5, the compliance by Sellers and the Seller Representative with the covenants contained in this Agreement, the funding of the Financing in accordance with the Financing Commitment and after giving effect to any “flex” provision in or related to the Financing Commitment (including with respect to fees and original issue discount), Buyer (i) will have as of the Closing, sufficient cash on hand to pay the Purchase Price and all related fees and expenses in connection with the Transactions (such amounts, collectively, the “Financing Amounts”) and (ii) will have as of the Closing, the resources and capabilities (financial and otherwise) to perform its obligations hereunder, including in respect of equity compensation obligations, repayment or refinancing obligations to be made in connection with the Closing. In no event shall the receipt or availability of any funds or financing by Buyer or any of its Affiliates or any other financing or other transactions be a condition to any of Buyer’s obligations under this Agreement.

Section 6.6.      Financing.

(a)            Buyer has delivered to Sellers a true, complete and correct copy of the executed commitment letter (including all exhibits, schedules, annexes, supplements and amendments thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, including with respect to any Alternative Financing or other Replacement Financing, the “Financing Commitment”), and any fee letter related to the Financing Commitment (the “Financing Fee Letter”) from the financial institutions named therein, pursuant to which those financial institutions have committed, subject to the terms and conditions set forth therein, to provide to Buyer (or its applicable affiliate) the amount of debt financing as described therein (the “Financing”), the proceeds of which shall be used to, among other things, fund the Transactions; provided that, such copy of the Financing Fee Letter may be redacted with respect to fees, economic terms, “market flex” provisions and other customary provisions in a customary manner as set forth therein (it being agreed that none of which redacted terms would reasonably be expected to adversely affect the availability of the Financing at the Closing). Except as set forth in the Financing Commitment, there are no conditions precedent to the obligations of the Debt Financing Sources party thereto to fund the full amounts contemplated by the Financing.

(b)            The Financing Commitment has not been amended or modified prior to the Effective Date and, as of the Effective Date, no amendment or modification to the Financing Commitment is contemplated, and the commitments contained in the Financing Commitment have not been withdrawn or rescinded in any respect. As of the Effective Date, there are no side letters or other Contracts or arrangements (other than customary fee letters and engagement letters) related to the funding of the Financing other than as expressly set forth in the Financing Commitment delivered to Sellers pursuant to this Section 6.6. Buyer has fully paid any and all fees or expenses in connection with the Financing Commitment that are payable on or prior to the Effective Date and Buyer is unaware of any fact or occurrence existing on the Effective Date that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Financing Commitment to be ineffective. The Financing Commitment is in full force and effect and is the legal, valid, binding and enforceable obligation of Buyer and each of the other parties thereto, as the case may be, except as enforceability may be restricted, limited, or delayed by applicable bankruptcy or other Laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity. As of the Effective Date, to Buyer’s Knowledge, no event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Buyer or any other party thereto under the Financing Commitment. As of the Effective Date, Buyer has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitment will not be satisfied or that the Financing will not be made available to Buyer on or prior to the Closing and Buyer is not aware of the existence of any fact or event as of the Effective Date that would reasonably be expected to cause such conditions to funding not be satisfied and the Closing not to occur.

Section 6.7.      Investment Representations.

(a)            Buyer is acquiring the Acquired Equity Interests solely for investment purposes and not with a view to, or for sale in connection with, any distribution thereof in violation of any Law (including the Securities Act of 1933 (the “Securities Act”), and Buyer is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act.

(b)            Buyer acknowledges the Acquired Equity Interests is not registered under the Securities Act or any other applicable securities or “blue-sky” Laws, and that the Acquired Equity Interests may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to any other applicable securities or “blue-sky” Laws.

(c)            There are no existing Contracts pursuant to which Buyer will divest or otherwise dispose of the Acquired Equity Interests or the assets of or equity in, or by any other manner, any Prospect Acquired Entity.

Section 6.8.      Solvency. Assuming, (i) the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b), (ii) that, immediately prior to the Closing, the Prospect Healthcare Entities and the Healthcare Business are Solvent, (iii) the accuracy of the representations and warranties contained in ARTICLE 6, (iv) that the most recent projections, forecasts or revenue or earning predictions regarding the Healthcare Business prepared by or on behalf of Sellers and their Affiliates made available to Buyer have been prepared in good faith based upon assumptions that were and continue to be reasonable and (v) consummation of the Financing on the terms set forth in the Financing Commitment, then, immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), Buyer and its Subsidiaries will be able to pay their respective debts as they become due and shall own property which has a fair saleable value (determined on a going concern basis), taken as a whole on a consolidated basis, greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities). Immediately after giving effect to the Closing (and any transactions related thereto or incurred in connection therewith), Buyer and its Subsidiaries, taken as a whole on a consolidated basis, will have adequate capital to carry on their business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Buyer or the Prospect Healthcare Entities.

Section 6.9.      Adequate Investigation. Buyer acknowledges and agrees, on behalf of itself and its Affiliates, that it: (a) has made or waived the opportunity to make its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Prospect Healthcare Entities, and the financial condition, results of operations, assets, liabilities, properties and projected operations thereof; and (b) has been furnished with or given adequate access to such information about the Prospect Healthcare Entities as it has requested; provided that, for the avoidance of doubt, the provisions of this Section 6.9 are not intended to preclude or limit Buyer’s ability to seek recovery under the R&W Insurance Policy or seek any remedies for Fraud.

Section 6.10.      No Additional Representations; Disclaimer. Buyer acknowledges and agrees that none of Sellers, the Prospect Healthcare Entities, nor any of their Affiliates or any Representatives of any of the foregoing: (a) has made (and Buyer and its Affiliates hereby disclaim reliance on) any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any Prospect Healthcare Entity or their assets or the Purchased Business, except as expressly set forth in this Agreement and the Transaction Documents and qualified by the Disclosure Schedules; or (b) will have or be subject to any liability or obligation to Buyer or any other Person resulting from the distribution to Buyer or any of its Affiliates, or Buyer’s or any of its Affiliates’ use of, any such information, including any information, document or material made available to Buyer or its Affiliates or any of their Representatives in the Electronic Data Room, management presentations or any other form in connection with the transactions contemplated hereby or otherwise. In connection with Buyer’s and its Affiliates’ investigation of the Prospect Healthcare Entities and the Purchased Business, Buyer and its Affiliates have received from or on behalf of the Prospect Healthcare Entities certain projections, including projected statements of operating revenues and income from operations of the Prospect Healthcare Entities and the Purchased Business and certain business plan information of the Prospect Healthcare Entities and the Purchased Business. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer and its Affiliates’ are familiar with such uncertainties, that Buyer and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer and its Affiliates shall have no claim against any of Sellers, the Prospect Healthcare Entities, or any of their Affiliates or any Representatives of the foregoing with respect thereto. Buyer is aware of the significant effects of the COVID-19 pandemic and the COVID-19 Measures with respect to the healthcare industry, (ii) that the timeframe and processes by which Governmental Authorities will return to pre-pandemic levels remains unknown, and (iii) that the Purchased Business and operations of the Prospect Healthcare Entities have been and will continue be impacted by the effects of the COVID-19 pandemic and the COVID-19 Measures.

Section 6.11.      R&W Insurance Policy. Prior to the execution of this Agreement, Buyer has (a) conditionally bound the R&W Insurance Policy, (b) delivered to Sellers a copy of the substantially final form of the R&W Insurance Policy and an executed copy of the binder related thereto in escrow; and (c) deposited with the R&W Insurer the portion of the Insurance Costs required under the terms of the R&W Insurance Policy in order to bind the R&W Insurer as of the Effective Date. Buyer shall cause the R&W Insurance Policy to incept as of the Effective Date. The offer of insurance reflected by the binder and the R&W Insurance Policy has not been revoked or terminated, nor do conditions exist that would render such offer void, voidable or rescindable in whole or in part. The R&W Insurance Policy includes customary terms and conditions, including for the avoidance of doubt: (i) the R&W Insurer expressly, irrevocably and unconditionally waiving, releasing, and agreeing not to pursue, directly or indirectly, any rights of subrogation, recourse, claims in contribution or assignment, or other rights of recovery against any Seller or any other Seller Indemnitee (collectively, the “Seller Group”) with respect to any claim made by any insured thereunder or arising pursuant to this Agreement or the transactions contemplated hereby, except (A) in the case of a payment of Loss under the R&W Insurance Policy caused by Fraud of such member of the Seller Group; provided that, for purposes of this clause (i), the actions or intentions of any Person shall not be imputed to any other Person; (ii) the R&W Insurer expressly agreeing that Buyer and its Affiliates shall have no obligation to pursue any claim against any member of the Seller Group in connection with any Loss related thereto; (iii) that the R&W Insurance Policy may not be amended in a manner adverse to the Seller Indemnitees without prior written consent of the Seller Representative, and (iv) that any member of the Seller Group may enforce the provisions set forth in clauses (i) through (iii) directly against the R&W Insurer as third party beneficiaries thereof (the provisions set forth in clauses (i) – (iv) collectively, the “Seller R&W Provisions”). Buyer has reviewed the R&W Insurance Policy and fully understands the effect of the R&W Insurance Policy, including the exclusions described in such policy.

Section 6.12.      Brokers’ Fees. Other than as set forth in Section 6.12 of the Disclosure Schedules, neither Buyer nor any Affiliate thereof has become obligated to pay any fee or commission to any broker, finder or intermediary, for or on account of the Transactions.

ARTICLE 7
COVENANTS

Section 7.1.      Access and Reports. Subject to applicable Law and taking into account any applicable COVID-19 Measures, from and after the Effective Date until the Closing or the earlier termination of this Agreement (the “Interim Period”), Sellers shall, and shall cause the Prospect Healthcare Entities to, afford Buyer’s officers and other authorized representatives (in each case provided that, such Person has agreed to be bound by the Confidentiality Agreement and Buyer has agreed to be responsible to the applicable Prospect Healthcare Entity for any breach thereof by such Person) reasonable access to the books and records of each Prospect Healthcare Entity during normal business hours throughout the period prior to the Closing Date for the purpose of facilitating the consummation of the Transactions; provided, however, that such access shall be subject to prior reasonable approval by Sellers and shall be coordinated through persons as may be designated in writing by Sellers for such purpose; provided, further, that the foregoing shall not require any Prospect Healthcare Entity: (a) to permit any inspection, or to disclose any information, that in the reasonable judgment of such Prospect Healthcare Entity would result in the disclosure of any Trade Secrets or violate any of its obligations with respect to confidentiality; (b) to disclose information or materials protected by attorney-client, attorney work product or other legally recognized privileges or immunity from disclosure; (c) to disclose information that could cause competitive harm to such Prospect Healthcare Entity if the transactions contemplated hereby are not consummated; or (d) to take any action that could cause material disruption to the business of such Prospect Healthcare Entity. If reasonably requested by a Seller, Buyer shall enter into a customary and mutually acceptable joint defense agreement with such Seller (or its designee) with respect to any information to be provided to Buyer pursuant to this Section 7.1. In addition, in no event shall Buyer have access, at any time prior to the Closing, to any information regarding pending or proposed bids for new Contracts or any related information where Buyer or an Affiliate of Buyer also has submitted or intends to submit a bid for such Contract. All requests for information made pursuant to this Section 7.1 shall be directed to the Person designated by a Seller in a notice given to Buyer (the “Company Designee”), and all such information shall be governed by the terms of Section 7.4 and the confidentiality agreement between PHP and Apollo Medical Holdings, Inc., dated February 13, 2024 (the “Confidentiality Agreement”). In no event shall Buyer, nor shall it permit any Affiliate or Representative thereof to, contact or speak to any of the directors, managers, officers, employees, customers, clients, distributors, vendors, lessors, lenders or other business relations of any Prospect Healthcare Entity without the prior written consent of the Company Designee.

Section 7.2.      Efforts to Consummate; Certain Governmental Matters; Payor Consents.

(a)            Efforts to Consummate. During the Interim Period:

(i)            Sellers and their Affiliates shall use good faith, best efforts (and Buyer will use best efforts to cooperate with respect thereto) to obtain all third-party consents set forth on Section 2.2(m) of the Disclosure Schedules, which shall include the Material Contract Consents (collectively, the “Material Consents”) and work diligently in good faith, through the Orientation Committee, to supplement Section 2.2(m) of the Disclosure Schedules as may be reasonably requested by Buyer and agreed to by Sellers, including taking all reasonable actions necessary to comply promptly with all Laws that may be imposed on it or any of its Affiliates.

(ii)            Buyer and Sellers shall use best efforts to obtain the regulatory approvals (the “Material Regulatory Approvals”) identified on Schedule 7.2(a)(ii), including taking all reasonable actions necessary to obtain such Material Regulatory Approvals.

(iii)            Subject to applicable Law or except as prohibited by any Governmental Authority, Sellers and Buyer each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including (i) promptly notifying the other of any facts, circumstances or other reason that, to Sellers’ Knowledge or the knowledge of Buyer, as applicable, would prevent or delay the receipt of any Material Regulatory Approvals, Required Regulatory Approvals or the Material Consents for the timely consummation of Transactions, and (ii) promptly furnishing the other with copies of notices or other written communications received by it from any third party or any Governmental Authority, or sent from it to any third party or any Governmental Authority, with respect to the transactions contemplated hereby; provided, however, that any such notices furnished by the Parties to one another may be redacted to the extent necessary to comply with applicable Law or to protect information protected by the attorney-client privilege or other privilege or the attorney work product doctrine; and provided, further, that competitively sensitive information may be provided on an “outside attorneys only” basis. Other than with respect to informal or routine discussions or negotiations with the DMHC in connection with the Notice of Material Modification, neither Sellers nor Buyer shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Authority with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat.

(b)            Certain Governmental Matters

(i)            OHCA

(A)            Pursuant to the California Healthcare Transactions Laws, at least 90 days prior to the Closing, Buyer and Seller, as applicable, will prepare and submit a Notice of a Material Change Transaction (the “OHCA Notice”) with OHCA; provided, however, that Buyer and Seller will work collaboratively and in good faith to coordinate their respective OHCA Notices before they are submitted to OHCA. Buyer and Sellers shall incorporate mutually agreed upon comments provided by the other Party into the OHCA Notice and shall file the OHCA Notice accordingly. Buyer and Seller shall promptly notify the other Party of any substantive communications from or with OHCA related to the OHCA Notice, the Transactions, or any cost and market impact review that OHCA determines is required under Cal. Code Regs. tit. 22, § 97441 (the “CMIR”) and shall promptly provide the other Party with copies of any such communications that are in writing. Buyer and Seller shall timely respond to all requests from OHCA for additional information and/or documentation related to the OHCA Notice, the transactions contemplated herein, or the CMIR and shall provide the other Party with a reasonable opportunity to review and comment on any supplemental information or documentation that is submitted to OHCA in response to such requests prior to submission, and Buyer and Seller shall consider in good faith and incorporate any such reasonable comments provided by the other Party into any such submission. In the event OHCA engages an expert or consultant as part of the CMIR and/or to review or evaluate the OHCA Notice, the transactions contemplated herein, or any documentation and information that is submitted by either Buyer or Seller in connection with the OHCA Notice, the transactions contemplated herein, or the CMIR, Buyer and Seller shall bear their own costs and expenses of such expert or consultant. In the event a third-party expert or consultant is engaged upon mutual consent of the Parties in connection with the OHCA Notice or the CMIR, Buyer and Seller shall evenly split such costs and expenses. No Party will participate (or agree to participate) in any substantive meeting or discussion with OHCA regarding the OHCA Notice, the transactions contemplated herein, or the CMIR unless it consults the other Parties in advance, and, to the extent permitted by OHCA, gives the other Parties the reasonable opportunity to attend and participate in such meeting or discussion to the extent permitted by Law.

(ii)            Antitrust and Required Regulatory Approvals

(A)            Each Party shall use their best efforts to take all actions necessary to obtain the Required Regulatory Approvals from Antitrust Authorities and the Governmental Authorities set forth on Schedule 7.2(b)(ii)(A), as promptly as practicable (and in any event prior to the Closing Date (the “Required Regulatory Approvals”); provided that, Sellers shall have the right to reasonably contest and seek accommodation in connection with any request for the provision of sensitive information issued by a Governmental Authority, including, without limitation, the DMHC; provided further, that Sellers and Buyer shall each bear its own costs and expenses incurred and expended in connection with submitting any required filings to the DMHC and no Party will be required to divest any portion of its business or sell any of such Party’s assets in connection with the best efforts contemplated by this Section 7.2(b)(ii). For the avoidance of doubt, in connection with the best efforts contemplated by this Section 7.2(b)(ii), Buyer will use its best efforts to substantially comply with any subpoenas or civil investigative demands issued by Antitrust Authorities, including a Request for Additional Information and Documentary Material (Second Request).

(B)            Buyer and each Seller will file or cause to be filed the filings required of it or any of its Affiliates under the HSR Act, under any other applicable Antitrust Laws, and with respect to the Required Regulatory Approvals as promptly as practicable but in no event later than the fifth (5th) Business Day following the Effective Date. The filing fees under the HSR Act and other applicable Antitrust Laws shall be borne equally by Buyer and Sellers. Neither Sellers nor Buyer shall withdraw its initial filing under the HSR Act, regardless of whether such Party intends to re-file such filing, without the prior written consent of the other Parties.

(C)            Buyer and each Seller shall use their best efforts, and take all steps necessary, proper, or advisable to avoid or eliminate any proceeding instituted or threatened by a Governmental Authority or private party under the HSR Act that is asserted with respect to the Transactions so as to enable the consummation of such transactions to occur as expeditiously as possible, including opposing vigorously and fully any such challenge, promptly appealing any adverse decision or order by a Governmental Authority, and litigating any such challenge to a final non-appealable order. Buyer and Seller shall each bear their own costs and expenses incurred and expended in connection with obtaining approval under any applicable Antitrust Laws with respect to the Transactions.

(D)            Each Party will (i) promptly notify one another of any substantive communication received by such Party from, or given by such Party to, any Governmental Authority relating to the Transactions and (ii) consult and cooperate with each other Party, and consider in good faith the view of such other Party, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Antitrust Laws (provided, however, that no Party shall be required to disclose to the other Party at any time any interactions between Sellers or Buyer with Governmental Authorities in the ordinary course of business, any disclosure which is not permitted by Law, any disclosure containing confidential or proprietary information, and any attorney-client privileged documents or communications). Each Party may choose to disclose any confidential or proprietary information to the other Party on an outside counsel only basis. No Party will independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate; provided, however, that such prior notice requirement and participation right shall not apply to informal or routine discussions or negotiations with the DMHC in connection with the Notice of Material Modification.

(E)            Subject to applicable Law and except as required by any Governmental Authority, neither Sellers nor Buyer shall (i) agree to extend any waiting period under the HSR Act without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed); (ii) enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned of delayed); or (iii) take any other action that would be reasonably likely to prevent or materially delay the receipt of any Required Regulatory Approvals.

(F)            Notwithstanding anything to the contrary herein, in connection with the exercise of any best efforts, commercially reasonable efforts or other standard of conduct pursuant to this Agreement, neither Sellers nor, prior to the Closing, the Prospect Acquired Entities (nor any of their respective Affiliates) shall be required, in respect of any provision of this Agreement, to pay any fees, expenses or other amounts to any Governmental Authority or any Party to any Contract (excluding, for the avoidance of doubt, ordinary course fees and expenses of their respective attorneys and advisors), commence or participate in any Legal Proceeding or offer or grant any accommodation (financial or otherwise) to any third party, dispose of any assets, incur any obligations or agree to any of the foregoing.

(G)            Buyer agrees to provide (or cause an Affiliate thereof to provide) such security, guaranties and assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other third party whose consent or approval is sought in connection with the transactions contemplated hereby (including, to the extent commercially reasonable as may be necessary to eliminate any personal guarantees given by any Seller or its Affiliates in support of any Prospect Acquired Entity).

(H)            Prior to signing a definitive agreement for a transaction with a Person in the same industry as Sellers, Buyer’s counsel will inform Sellers’ counsel on a confidential basis of the transaction (a “Proposed Transaction”). If both legal counsel to Sellers and Buyer have a good faith basis to believe that a Proposed Transaction is likely to materially delay or hinder the necessary regulatory approvals for the transaction contemplated hereunder, Buyer will refrain from signing such definitive agreement before the transaction contemplated hereunder is consummated.

(c)            Payor Consents. During the Interim Period, Sellers and their Affiliates shall use good faith, best efforts to obtain those Material Consents required under certain Assumed Contracts with Third-Party Payor Programs identified on Schedule 7.2(c) and work diligently in good faith, through the Orientation Committee, to supplement Schedule 7.2(c) as may be reasonably requested by Buyer and agreed to by Sellers (the “Payor Consents”) in form and substance satisfactory to Buyer; provided that, Buyer shall pay for (i) Sellers’ reasonable costs and expenses of Sellers’ legal counsel for facilitating the process of obtaining the Payor Consents, and (ii) other fees and expenses necessary to obtain such Payor Consents, provided that, such fees and expenses are documented and any fees and expenses in excess of One Thousand Dollars ($1,000.00) be approved in advance by Buyer. As part of the meetings held between the Orientation Committee, the members representing Sellers on the Orientation Committee shall give weekly or bi-weekly status reports, upon the request of Buyer, on the status, progress and discussions surrounding the obtaining of the Payor Consents and will, at the reasonable request of Buyer and in Sellers’ sole discretion, allow Buyer’s representatives to engage in discussion or other exchanges with such Third-Party Payor Programs (provided that, such discussions or exchanges are in the presence of a representative of Sellers) to ensure a prompt delivery of the Payor Consents and take other actions at the reasonable request of Buyer to ensure that all Payor Consents are delivered to Buyer prior to the Closing.

Section 7.3.      Interim Operating Covenants.

(a)            Except as otherwise expressly contemplated hereby, as required or restricted, in each case in writing, by a Governmental Authority of competent jurisdiction, or as Buyer may consent (such consent not to be unreasonably withheld, delayed or conditioned), or for payment of Company Transaction Expenses, during the Interim Period:

(i)            Sellers shall, and shall cause each Prospect Healthcare Entity to, use best efforts to conduct the Healthcare Business in the ordinary course. Within ten (10) days after the Effective Date, Sellers and Buyer shall form an advisory committee (the “Orientation Committee”), consisting of five (5) members, who shall consist of Jim Brown, Dinesh Kumar, Lily Kam, Chan Basho and Brandon Sim. The Orientation Committee will meet at a minimum of one (1) meeting per week to discuss matters pertaining to the Healthcare Business, including all matters related to the Prospect Healthcare Entities’ compliance with the covenants in Section 7.3(b); and

(ii)            no Seller shall, nor shall any Seller permit any Prospect Healthcare Entity to (including the Joint Venture Entity, to the extent such Seller has the right or power to cause the Joint Venture Entity refrain from taking such actions):

(A)            amend its organizational or governing documents;

(B)            declare, set aside, make or pay any non-cash dividend or other non-cash distribution on or with respect to any equity interest in a Prospect Healthcare Entity;

(C)            amend, enter into, renew, modify or otherwise revise any Material Contracts with an aggregate contractual value in excess of One Million Dollars ($1,000,000.00), other than in the ordinary course of business including Contracts with Third Party Payor Programs and Governmental Authorities;

(D)            knowingly or intentionally breach the terms (including payment terms) of any Material Contract;

(E)            implement or adopt any change in its Accounting Principles, practices or methods, other than as may be required by Law or applicable accounting requirements;

(F)            implement a Key Management Change;

(G)            fail to collect accounts receivables or timely pay accounts payables in the ordinary course of business;

(H)            make any individual capital expenditure in an amount that exceeds One Million Dollars ($1,000,000.00) that is not currently budgeted, other than in the ordinary course of business;

(I)            except for the matters set forth on Schedule 7.3(a)(ii)(I), terminate, enter into, establish, adopt, or amend any Benefit Plan, or increase the compensation of any Employee, other than, in any such case, (i) in the ordinary course of business consistent with past practice, (ii) as required by any Benefit Plan or employment agreement in effect as of the Effective Date, or by any applicable Law, or (iii) except as otherwise expressly contemplated by the Transactions;

(J)            terminate (except for cause) any Employee identified on Schedule 7.3(a)(ii)(J) (each, a “Key Employee”);

(K)            fail to use best efforts in the ordinary course to retain employees of any Prospect Healthcare Entity so as to maintain the Healthcare Business in the ordinary course so that such employees will remain available to Buyer after the Closing;

(L)            willingly or intentionally allow or permit any act which risks any Insurance Policy to be cancelled, suspended or impaired;

(M)            fail to comply, or fail to cause its Affiliates to comply, with any of its obligations under the MPT Release and Waiver;

(N)            make any payment to or on behalf of any Affiliate of a Prospect Healthcare Entity or an officer or director of a Prospect Healthcare Entity or its Affiliate outside of the ordinary course of business;

(O)            compromise, commence or settle any Legal Proceeding that would involve the payment of an uninsured amount greater than One Million Dollars ($1,000,000.00) for any single action;

(P)            issue any additional shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than pursuant to the exercise or conversion of any options, warrants, convertible securities or other rights that are outstanding on the Effective Date;

(Q)            adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its own capital stock or equity interests, or any options, warrants, convertible securities or other rights exercisable therefor or convertible thereinto, other than any such transaction or event involving solely one or more Seller;

(R)            to the extent attributable in each case to the ownership, operation or management of the Purchased Assets, the Purchased Business or the Prospect Acquired Entities (including the Joint Venture Entity to the extent such Seller has the ability to cause the Joint Venture entity to refrain from taking such action) (i) change (or make any request to any Taxing Authority to change) any annual accounting period, (ii) adopt or change (or make any request to any Taxing Authority to change) any method, policy or practice of accounting, (iii) enter into any settlement or closing agreement relating to any material amount of Taxes, (iv) file any income or other material Tax Return other than in the ordinary course of business, (v) request a ruling with respect to Taxes, (vi) incur any material Taxes other than in the ordinary course of business, (vii) fail to timely pay any Taxes due and payable, (viii) file any amended Tax Return, (ix) surrender the right to claim any Tax refund, offset or other reduction of Tax, (x) settle or compromise any Tax claim or assessment, (xi) make, revoke or change any material election with respect to Taxes, (xii) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (xiii) take any action that has or would have the effect of increasing the present or future Tax liability of any Prospect Acquired Entity or any Subsidiary of a Prospect Acquired Entity;

(S)            incur, create, assume or otherwise become liable for, (i) any Indebtedness (including debt evidenced by loans, notes, bonds, debentures or other similar instruments) in excess of One Hundred Thousand Dollars ($100,000.00) in the aggregate, other than in the ordinary course of business under credit facilities of the Prospect Healthcare Entities existing as of the Effective Date that will be repaid in full at the Closing, or (ii) any Lien, other than Permitted Liens, with respect to any asset or property of any Prospect Healthcare Entity;

(T)            intentionally fail to comply with any Law, Order or investigation process by any Governmental Authority which is applicable to any Prospect Healthcare Entity;

(U)            make loans or advances to, guarantees for the benefit of, or make any investments in, any Person or forgive any indebtedness for borrowed money owed to a Prospect Healthcare Entity by another Person, other than (A) loans, advances, or forgiveness in the ordinary course of business made to or in favor of Employees or (B) loans, advances or forgiveness not in excess of One Million Dollars ($1,000,000.00) individually;

(V)            fail to maintain the Purchased Assets in substantially their current state, including with respect to relationships with vendors, providers, customers, employees and any Person with any business relationship with any Prospect Healthcare Entity;

(W)            transfer any of its material assets, other than sales of inventory or equipment, sub-leases, licenses and other transactions in the ordinary course of business; provided, however, that such Prospect Healthcare Entity shall (i) be freely permitted to declare, pay or issue cash dividends or distributions and (ii) be deemed to distribute immediately prior to the Closing to Sellers all correspondence and Contracts from, with or among Sellers, third parties and/or any Prospect Healthcare Entity’s advisors in connection with or otherwise respect to the transactions contemplated hereby or the proposed sale of the Prospect Acquired Entities and the Purchased Assets;

(X)            fail to take any actions necessary to comply with the requirements of Section 2.2(s) or Section 2.2(u); or

(Y)            enter into any agreement, or otherwise become obligated, to take action, which is prohibited in Section 7.3(a)(ii).

(b)            Nothing contained in this Agreement shall give Buyer, directly or indirectly, rights to control or direct the operations of a Prospect Healthcare Entity before the Closing Date. Before the Closing Date, Sellers shall, consistent with the terms and conditions of this Agreement, exercise complete control and supervision over the operations of each Prospect Healthcare Entity.

(c)            Notwithstanding anything to the contrary herein, nothing herein shall prevent any Seller, any Prospect Acquired Entity or any of their respective Affiliates from taking or failing to take any action, in each case, to the extent determined necessary or advisable by any Seller in connection with, or to comply with, any obligations relating to any Other Business Insolvency Proceeding, and (i) no such actions or failure to take such actions shall be deemed to violate or breach this Agreement in any way, and (ii) all such actions or failures to take such actions shall be deemed to constitute an action taken in the ordinary course of business; provided that, it does not materially damage the Purchased Assets, the Prospect Acquired Entities and the Healthcare Business; and provided, further, that if, such actions or failure to take such actions give rise to a Material Adverse Effect or other condition which prevents the conditions set forth in this ARTICLE 8 to be satisfied, buyer will have the right to terminate this Agreement pursuant to the terms set forth in ARTICLE 8.

(d)            Prior to the Closing, Sellers or their respective Affiliates may cause the reorganization of the RI Entities (the “RI Reorganization”), which reorganization may include causing a change to the direct parent company of any of the RI Entities, including transferring ownership of the RI Entities to one or more other Prospect Healthcare Entities. Notwithstanding anything to the contrary herein, nothing herein shall restrict Sellers or any of their respective Affiliates from effectuating the RI Reorganization and (i) no provision of this Agreement shall be deemed to be violated or breached or failed to have been complied with, and no representation or warranty in this Agreement shall be deemed to have been breached or inaccurate to the extent resulting from the RI Reorganization, and (iii) the RI Reorganization shall not serve as a basis for Buyer to have a right to terminate this Agreement or assert that any of the terms and conditions set forth in ARTICLE 8 have not been satisfied; provided that (i) PMH or PHPH is the ultimate beneficial owner of the RI Entities,(ii) the assets and operations of the RI Entities shall be delivered to Buyer in accordance with the terms of this Agreement in all respects and (iii) the RI Reorganization will not adversely impact the condition of the assets and operations of the RI Entities or the other Purchased Business in any material respect. Sellers shall keep Buyer reasonably apprised of the status of the RI Reorganization and provide Buyer with copies of the relevant documents executed in connection with the consummation of the RI Reorganization. In the event of the RI Reorganization, the definition of “Sellers” and other related definitions shall be updated to reflect the RI Reorganization as appropriate.

Section 7.4.      Public Disclosure; Confidentiality.

(a)            Notwithstanding anything to the contrary contained in this Agreement, except as may be required to comply with the requirements of any applicable Law, or by the applicable rules of any securities exchange, from and after the Effective Date, no Party shall make any press release or similar public announcement or public communication or otherwise communicate with any news media relating to this Agreement unless specifically approved in advance by Buyer and Sellers, which approval shall not be unreasonably withheld, conditioned or delayed, and provided that, any such approval of Sellers must be provided by the Chief Executive Officer, Chief Financial Officer or Co-General Counsel of PMS. Nothing contained in this Agreement will prohibit any advisor to any Seller from issuing or causing publication following the Closing of any tombstone or similar advertisement in customary form, provided that, no such tombstone or similar advertisement shall contain information that has not been publicly disclosed.

(b)            From and after the Effective Date until the Closing, each of Buyer and Sellers shall, and shall cause each of their respective Affiliates to, keep confidential the terms and existence of this Agreement and the Transaction Documents and the negotiations relating thereto and all documents and information obtained by a Party from another Party in connection with the transactions contemplated hereby (collectively, the “Confidential Information”), except: (i) to the extent in the case of Sellers that it is reasonably necessary to disclose the Confidential Information to obtain the regulatory approvals or third party consents; (ii) for disclosures otherwise made in satisfaction of any of the obligations under this Agreement; (iii) to the extent required by applicable Law or the rules of any securities exchange; (iv) as made public prior to the Effective Date by either Party not in violation of this Agreement; (v) each of Buyer and Sellers may disclose such information to such Person’s equityholders or Affiliates, and their respective Representatives but subject to the provisions of the Confidentiality Agreement; (vi) in connection with the enforcement of any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby; and (vii) Buyer may disclose such information to the Debt Financing Sources and their respective Representatives to the extent reasonably necessary to obtain financing for purposes of the Transactions.

(c)            The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If this Agreement is terminated prior to the Closing, then the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 7.5.      Exclusive Dealing; Transfer Restrictions.

(a)            During the Interim Period, none of Sellers, the Prospect Healthcare Entities, and their respective Affiliates or Representatives shall, directly or indirectly, (i) encourage, solicit, initiate, entertain, respond to, engage, facilitate or participate in, discuss or negotiate, any inquiries, proposals, discussions, offers or negotiations (written or oral) with any Person (other than Buyer and its Representatives), or provide information to any other Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal, including by (A) providing or furnishing to any Person (other than Buyer and its Representatives) any non-public information or data relating to the Prospect Healthcare Entities, any of their respective Subsidiaries or their respective businesses, properties or assets or (B) affording access to any personnel or any properties, assets, books or records of the Prospect Healthcare Entities, any of their respective Subsidiaries to any Person (other than Buyer and its Representatives); (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, an Acquisition Proposal; (iii) approve, recommend or enter into any Contract or other arrangement or understanding regarding an Acquisition Proposal, including (A) the entry into any agreement, agreement in principle, letter of intent or other arrangement (including any non-binding term sheet or similar arrangement) to consummate, or otherwise with respect to, any Acquisition Proposal or any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (B) the approval or endorsement of any Acquisition Proposal, with respect to any inquiry, offer or proposal that could reasonably be expected to lead to an Acquisition Proposal or any agreement or other arrangement of the type described in the preceding clause (A); (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Prospect Healthcare Entity (or successor of any Prospect Healthcare Entity or Subsidiary); (v) waive or otherwise forbear in the enforcement of any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including without limitation any “standstill” or similar provisions thereunder, or (vi) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Seller Representative agrees to (x) notify Buyer upon receipt or awareness of the same by any Prospect Healthcare Entity, and to describe the material terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of the Persons making such Acquisition Proposal) and (y) keep Buyer reasonably informed on a current basis of any modifications to such offer or information. Sellers will be responsible for any breach of this Section by their Affiliates or Representatives.

(b)            None of the Boards of Directors, or similar governing bodies, of Sellers or the Prospect Acquired Entities, nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify the approval or recommendation by such Board of Directors, or similar governing bodies, or any such committee of this Agreement or the transactions contemplated hereby, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal.

(c)            As of the Effective Date, Sellers, the Prospect Healthcare Entities, their Subsidiaries, and their Affiliates and Representatives shall (i) immediately cease and cause to be terminated any activities, discussions or negotiations being conducted, if any, prior to the Effective Date with any Persons, or their Representatives, other than Buyer with respect to any of the foregoing and (ii) terminate, or cause to be terminated, access by any such Persons and their Representatives to any non-public information concerning the Prospect Healthcare Entities and their Subsidiaries or any of their respective businesses, assets or properties, including via the termination of access to any physical or electronic data rooms related to an Acquisition Proposal.

Section 7.6.      Non-Competition; Non-Solicitation; Non-Disparagement.

(a)            In consideration for Buyer’s payment of the amount to be paid to Sellers under this Agreement and the Transaction Documents, and in order to protect the value of the Prospect Healthcare Entities and the Healthcare Business after the Closing, including its goodwill, acquired by Buyer under this Agreement, each Seller hereby agrees, for itself and on behalf of its owners and Affiliates, as applicable, that during the period commencing on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date (the “Restricted Period”), each Seller shall not and shall cause its Affiliates not to, directly or indirectly, acquire, engage or participate in, hold any economic, financial or other interest in, act as a stockholder, partner, consultant, agent, employee, member or representative of, or render any services to any Person engaged in a Protected Business, except for the Other Prospect Business, within the Restricted Territory; provided that, nothing contained herein shall be construed as (i) prohibiting Sellers or their owners and Affiliates from purchasing up to two percent (2%) of any class of the outstanding voting securities of any Person whose securities are listed on a national securities exchange, so long as Sellers, their owners and their respective Affiliates, do not participate in any way in the management or control of such Person or (ii) restricting the Other Prospect Business. Notwithstanding anything herein to the contrary, none of MPT Operating Partnership, L.P., a Delaware limited partnership, nor any of its Affiliates shall be deemed an Affiliate of Sellers or the Seller Representative subject to the restrictions of this Section 7.6.

(b)            Between the date of this Agreement and the Closing Date (or if this Agreement is terminated prior to the Closing in accordance with the terms hereof, for a period of one (1) year following such termination date), (i) Buyer (on the one hand) (the “Buyer Soliciting Parties”), and (ii) Sellers or Seller Representative (on the other hand) (the “Seller Soliciting Parties”) shall not, and shall cause their respective Affiliates and all of their respective Representatives not to, directly or indirectly, (A) with respect to the Buyer Soliciting Parties, solicit any employee of Sellers, the Prospect Healthcare Entities, their Subsidiaries or any of their Affiliates or (B) take any action to solicit or encourage any such employee to terminate his or her employment with Sellers, the Prospect Healthcare Entities, their Subsidiaries or any of their Affiliates or to accept employment or other affiliation with Buyer or any of its Affiliates (the “Seller Solicited Parties”), and (iv) with respect to the Seller Soliciting Parties, solicit any employee of either Buyer or its Affiliates or to accept employment or other affiliation with Sellers, any Prospect Acquired Entity or its Subsidiary or any of their respective Affiliates (the “Buyer Solicited Parties”); provided, however, that general advertisement in the mass media, notices pursuant to mass mailings, participation in job fairs or website postings, and outreaches through a recruiting firm not targeted at the Seller Solicited Parties or the Buyer Solicited Parties, shall not constitute a breach of this Section 7.6(b).

(c)            From and after the date of this Agreement (both before and after the Effective Time or termination of this Agreement), each of Buyer, Sellers, the Prospect Healthcare Entities (the “Restricted Parties”) shall, and shall cause their respective Affiliates to, instruct their officers and directors to, refrain from engaging in any conduct or making any statement, whether in commercial or noncommercial speech, that disparages, criticizes or is injurious to the reputation of the other Restricted Parties, any of their respective Affiliates, or any of their respective Representatives, managers, shareholders, members or principals. Nothing in this Section 7.6(c) is intended to limit the right of a Restricted Party to enforce its rights under this Agreement.

(d)            The Parties understand that the restrictions set forth in this Section 7.6(d) are intended to protect the interests of Buyer, Sellers, the Prospect Healthcare Entities and their respective Affiliates and agree that such restrictions are reasonable and appropriate for this purpose. Sellers further acknowledge and agree that the time, scope and geographic area and other provisions of this Section 7.6(d) have been specifically negotiated by sophisticated parties and absent Sellers’ agreement to and compliance with the restrictions set forth in this Section 7.6(d), Buyer would not have entered into the Transactions. The Restricted Period shall be extended with respect to any particular Seller by each day that such Seller is in breach of this Section 7.6(d).

The Parties expressly agree that the subject matter, length of time, geographical scope, and range of activities, as applicable, contained in this Section 7.6(d) are reasonable in light of the circumstances as they exist on the date upon which this Agreement has been executed. However, should a determination nonetheless be made by a court of competent jurisdiction at a later date that the character, duration or geographic scope of the restrictive covenants set forth in this Section 7.6(d) is unreasonable in light of the circumstances as they then exist, then it is the intention and the agreement of the Parties hereto that this Agreement shall be construed by the court in such a manner as to impose only those restrictions on the conduct of Sellers that may be enforceable under applicable Law, to the fullest extent of such enforceability to assure Buyer of the intended benefit of this Agreement. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included herein because, taken together, they are more extensive than necessary to assure Buyer of the intended benefit of this Agreement, it is expressly understood and agreed among the Parties hereto that those of such covenants that, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions hereof.

Section 7.7.      Release.

(a)            Subject to Section 7.7(d), Buyer agrees that, effective as of the Closing Date, it shall be deemed to have released and discharged, on behalf of itself and its Affiliates, which for the avoidance of doubt includes each Prospect Acquired Entity (the “Buyer Releasing Parties”), each Seller and such Seller’s Affiliates and their respective Representatives (whether in such Person’s capacity as a shareholder, member, director, manager, officer, employee or otherwise) (the “Seller Releasees”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of such Prospect Healthcare Entity and the Purchased Business from the beginning of time through the Closing Date.

(b)            Subject to Section 7.7(d), for and in consideration of the amount to be paid to Sellers under this Agreement and the Transaction Documents, each Seller agrees that, effective as of the Closing Date, it shall be deemed to have released and discharged, on behalf of itself, and its Affiliates (the “Seller Releasing Parties” and together with the Buyer Releasing Parties, each referred to as herein as a “Releasing Party”, and collectively as the “Releasing Parties”), Buyer, each Prospect Healthcare Entity, Buyer’s Affiliates, and each of their respective Representatives (whether in such Person’s capacity as a shareholder, member, director, manager, officer, employee or otherwise) (the “Buyer Releasees” and together with the Seller Releasees, each referred to as herein as a “Releasee” and collectively as the “Releasees”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to, arising out of or in any way connected with the dealings of such Prospect Healthcare Entity and such Person from the beginning of time through the Closing Date.

(c)            Each Releasing Party acknowledges that the Laws of many states (including Section 1542 of the California Civil Code) provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS, HER OR ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM, HER OR IT, WOULD HAVE MATERIALLY AFFECTED HIS, HER OR ITS SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.” Each Releasing Party acknowledges that such provisions are designed to protect a Party from waiving claims which it does not know exist or may exist. Nonetheless, Each Releasing Party agrees that, effective as of the Closing Date, each Releasing Party shall be deemed to waive any such provision. Each Releasing Party further agrees that no Releasing Party shall, nor permit any Affiliate thereof to: (a) institute a lawsuit or other legal proceeding based upon, arising out of, or relating to any of the released claims; (b) participate, assist, or cooperate in any such proceeding; or (c) encourage, assist and/or solicit any third party to institute any such proceeding. The provisions of this Section 7.7(c) are intended to be for the benefit of, and shall be enforceable by, each Releasee and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that each such Person is an express third party beneficiary of, is intended to benefit from, and may enforce its rights under this Section 7.7.

(d)            Notwithstanding anything to the contrary set forth in this Agreement, the release provided for in this Section 7.7 shall not affect or impair: (i) any rights of the Releasing Parties or any obligations of the Released Parties to the Releasing Parties under this Agreement or in any Transaction Document, including without limitation, the Transition Services Agreement, (ii) any claims under Fraud or Willful Breach, or (iii) any rights, which as a matter of Law or public policy cannot be released.

Section 7.8.      Access to Records and Employees after Closing.

(a)            For a period of ten (10) years after the Closing Date, Buyer shall (i) retain all of the books and records of each Prospect Acquired Entity and its Subsidiaries, and the Purchased Assets, and (ii) provide each Seller and its Representatives with reasonable access to all of the books and records of each Prospect Acquired Entity and its Subsidiaries, and the Purchased Assets, to the extent that such records exist and to the extent that such access may reasonably be required in connection with matters relating to or affected by the operations of such Prospect Healthcare Entity prior to the Closing Date, in connection with the preparation of such Seller’s financial reports or Tax Returns, any Tax audits, claims or other proceedings, the defense or prosecution of Legal Proceedings (regardless of whether such Legal Proceedings were initiated before or after the Closing Date), and any other reasonable need of such Seller to consult such books and records (including such Seller’s post-Closing rights and obligations hereunder). Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours in a manner as not to interfere unreasonably with the conduct of business; provided that, no Prospect Acquired Entity or its Subsidiary shall be required to violate any attorney-client privilege.

(b)            Sellers may retain copies of any Contracts, documents or records of any Prospect Acquired Entity or Purchased Assets: (i) for archival purposes; (ii) which relate to properties or activities of such Seller that are unrelated to any Prospect Acquired Entity or Purchased Assets; (iii) which are required to be retained pursuant to any legal requirement or are subject to attorney-client privilege; or (iv) for financial reporting purposes, Tax purposes or defense or prosecution of Legal Proceedings. Following the assignment of the Joint Venture Equity to Buyer, Buyer shall comply with the obligations in this Section 7.8 as it relates to the Joint Venture Entity.

Section 7.9.      Directors’ and Officers’ Indemnification and Exculpation.

(a)            Buyer agrees that all rights to indemnification and exculpation for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, managers or officers (or persons holding similar positions) of each Prospect Acquired Entity and its Subsidiaries who has the right to indemnification or exculpation by such Prospect Acquired Entity (collectively, the “Covered Persons”) as provided in its Organizational Documents, indemnity, indemnification agreements or any other Contract, as provided under Law or as provided pursuant to a resolution of the boards of directors (or similar governing bodies) of such Prospect Acquired Entity shall survive the transactions contemplated hereby and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing. Without limiting the foregoing, for a period of not less than six (6) years from the Closing, Buyer shall not, and shall not permit any Prospect Acquired Entity to, amend, modify or terminate any Organizational Document, Contract or resolution regarding or related to such indemnification matters, unless required by Law.

(b)            The provisions of this Section 7.9(b) are: (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person and each other Person entitled to indemnification in this Section 7.9(b), and each such Person’s heirs, legatees, representatives, successors and assigns, it being expressly agreed that each such Person is an express third party beneficiary of, is intended to benefit from, and may enforce its rights under this Section 7.9(b); and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(c)            If Buyer or its successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume all of the obligations of Buyer set forth in this Section 7.9(c).

Section 7.10.      Tail Insurance. At or prior to the Closing, Buyer shall purchase tail insurance for the insurance policies identified on Schedule 7.10, which are all of the insurance policies currently maintained by Sellers, on the terms specified therein. Buyer shall, and shall cause the Prospect Acquired Entities to: (i) upon the request of a Seller, make any claim for coverage under any such policy and take any action reasonably requested by such Seller to obtain reimbursement for covered Losses under any such policy or to otherwise enforce any such policy or any provision thereof; (ii) promptly inform Sellers of any communication received by Buyer or any Prospect Acquired Entity or Subsidiary of a Prospect Acquired Entity from, or given by Buyer or any Prospect Acquired Entity or any Subsidiary of any Prospect Acquired Entity to, any Person issuing any such insurance policy; (iii) permit Sellers to review any written communication from any such insurance provider and permit Sellers to review; before submission, any written communication to such insurance provider; (iv) consult with Sellers in advance of any meeting or conference with such insurance provider and, to the extent permitted by such insurance provider, give Sellers the opportunity to attend and participate; and (v) upon a Seller’s request, promptly furnish to such Seller certificates of insurance evidencing such policy. Buyer acknowledges and agrees that none of the Insurance Policies will be available to, or for the benefit of, Buyer or the Prospect Acquired Entities after the Closing. Buyer covenants and agrees not to cancel, redeem or take any action that would adversely affect the terms and conditions of the Insurance Tail Policy. The cost and expense of purchasing the Insurance Tail Policy will be shared equally between Sellers and Buyer.

Section 7.11.      Employment Matters.

(a)            Buyer shall offer at-will employment in writing to the employees listed on Schedule 7.11(a), which employees represent a minimum of eighty percent (80%) of the Employees of the Prospect Healthcare Entities disclosed on Section 5.14(a) of the Disclosure Schedules (such Employees who accept the offer of employment, the “Transferred Employees”) with such employment to be effective as of the Effective Time. Effective as of immediately prior to the Effective Time, each of the Prospect Healthcare Entities shall (i) terminate those employees who are known to have accepted or are reasonably expected to accept employment with Buyer and (ii) either terminate or transfer to an entity that is not a Prospect Healthcare Entity the employment of any employee employed at a Prospect Healthcare Entity that is not a Transferred Employee. Sellers shall remain solely responsible for any WARN Act notice under federal, state, or local Laws and agree to effectuate such notice in a timely fashion and that such notice will be provided to Buyer and its counsel for Buyer’s and its counsel’s comment and approval at least fifteen (15)days before such notice is required to be sent. In order for the Prospect Healthcare Entities to issue or effectuate any WARN Act notice under this Section 7.11(a), and to be liable for such notice, Buyer must inform Sellers at least ninety (90) days before the Effective Time which of the Employees disclosed on Section 5.14(a) of the Disclosure Schedules shall be offered employment with Buyer or any of its Affiliates. If a WARN Act (or other similar state Law) notice is required under applicable federal or state Law(s), the Prospect Healthcare Entities shall timely effectuate such notice at least sixty (60) days before the Effective Time. If Buyer fails to timely provide the Prospect Asset Sellers with the necessary information, including the identity of the Employees being offered employment with Buyer or its Affiliates under this Section 7.11(a), so that the Prospect Healthcare Entities can (y) determine whether a WARN Act notice under this Section 7.11(a) is required and (z) to effectuate such notice under this Section 7.11(a), then the Prospect Healthcare Entities will be under no obligation to provide a WARN Act or other notice under this Section 7.11(a), and Buyer will assume and pay for all liabilities in connection with any actual or alleged failure to effectuate or issue such notice to applicable Employees. Otherwise, Sellers shall remain solely responsible for any WARN Act notice under federal, state, or local laws and agree to effectuate such notice in a timely fashion and that such notice will be provided to Buyer for Buyer’s comment and approval at least 30 days before such notice is required to be sent.

(b)            Until the first anniversary of the Closing Date (the “Continuation Period”), Buyer shall, or shall cause its Affiliates to, maintain the terms and conditions of at-will employment of each of the Transferred Employees on substantially similar terms and conditions that are no less favorable to each Transferred Employee than those provided by Buyer to Buyer’s similarly situated employees, including terms relating to salary, bonuses and short-term incentive compensation opportunities, retirement benefits, health and welfare benefits, and fringe benefits. In addition, Buyer shall, or shall cause its Affiliates to, provide the Transferred Employees with full service credit for all continuous periods of employment with the Prospect Healthcare Entities through and including the Closing Date under employee benefit plans for which service credit is relevant for the purposes of eligibility, vesting or the calculation of vacation, sick days or similar benefits, provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits and such agreement does not mean that Buyer shall provide the same benefits (i.e., paid time off as opposed to vacation and paid sick time) and/or level of benefits as the Prospect Healthcare Entities so long as the benefits provided are no less favorable than those offered to Buyer’s or its Affiliates’ existing employees in the same or substantially similar positions. If there are any Transferred Employees on leave of absence, Buyer will hire those Transferred Employees in a leave status.

(c)            Buyer shall, or shall cause its Affiliates to, use commercially reasonable efforts to: (i) provide coverage for all Transferred Employees and their eligible dependents under its or their medical, dental and vision plans without interruption of coverage, to the extent coverage under such Buyer Plan is replacing comparable coverage under a Benefit Plan in which each such Transferred Employee participated prior to the Closing; (ii) cause there to be waived any pre-existing condition, actively at work requirements, waiting periods and any other similar restriction, to the extent such conditions were inapplicable or waived under the comparable Benefit Plans in which each such Transferred Employee participated prior to the Closing; and (iii) cause the Buyer Plans providing group health coverage to honor any expenses incurred by the Transferred Employees and their eligible dependents under similar plans of the Prospect Healthcare Entities prior to the Closing in the plan year in which the Closing occurs for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses, as if such amounts had been paid in accordance with such Buyer Plan. Buyer acknowledges and agrees that none of the Benefit Plans will be available to, or for the benefit of, the Prospect Acquired Entities after the Closing.

(d)            Sellers shall obtain from each Transferred Employee who is a party to a Change of Control Severance Agreement with PMS (a “COC Agreement”), an acknowledgment and release (a “COC Release Agreement”), in a form mutually agreed upon by Sellers and Buyer, pursuant to which the applicable Transferred Employee expressly acknowledges that the termination by the appliable Prospect Asset Seller and the hiring by Buyer under this Section 7.11(d) will not trigger any payment rights under the COC Agreement. Buyer will assume all COC Agreements for those Transferred Employees who executed a COC Release Agreement and will be solely responsible for any payment and severance rights under such COC Agreements with respect to such Transferred Employees. Sellers will remain solely responsible for any payment and severance rights under any COC Agreement relating to any Employee who is not a Transferred Employee or did not execute a COC Release Agreement.

(e)            Buyer shall be responsible for soliciting from each Transferred Employee a written election to have their applicable Accrued PTO through the Closing Date rolled over for use during employment with Buyer, instead of cashed out at Closing. Buyer shall make evidence of such written elections available to Sellers. In accordance with such elections, Buyer shall credit the Transferred Employees with their Rollover Elected PTO and make it available for their use during their employment with Buyer, in accordance with Buyer’s regular PTO policies and practices, provided, however, that such policies and practices shall not divest any Transferred Employees of any vested rights. Sellers shall provide Buyers with the amount of accrued PTO accrued by each Transferred Employee in writing. To the extent there are any errors or mistakes in connection with the amounts provided by Sellers to Buyer in writing, Sellers shall be solely responsible for addressing the errors with such Transferred Employees and paying out any additional amounts, penalties, and fees to fully resolve the issue. To the extent there are disagreements or disputes by employees in connection with their Rollover Elected PTO, Sellers and Sellers’ Affiliates shall cooperate with Buyer and Buyer’s Affiliates to resolve such disputes as soon as possible upon receipt of notice of such disagreements or disputes, provided however that any disagreements arising from any error or mistake on the part of Sellers and Sellers’ Affiliates will be their responsibility.

(f)            Sellers will retain all Liability for, and will offer and provide, health plan continuation coverage under COBRA to all “M&A Qualified Beneficiaries” as that term is defined in Section 54.4980B-9 of the Treasury Regulations, including coverage for employees or former employees of Sellers who are not hired by Buyer or one of its affiliates and their respective spouses and dependents, and any other former employees of Sellers or their dependents whose COBRA qualifying events occurred through the Closing Date and whose COBRA coverage is in effect as of the Closing Date, or whose election period for choosing such COBRA coverage has not ended as of the Closing Date.

(g)            Except for Buyer’s assumption of the COC Agreements with respect to the Transferred Employees and Buyer’s obligation to make available Rollover Elected PTO, (i) Sellers will be and remain solely responsible for (1) all due and owing wages, incentives, bonuses, and commissions earned through and including the Closing Date, and (2) all claims for expenses, rights to reimbursement, and benefits claims incurred or relating to events or conditions existing or occurring through and including the Closing Date and all benefits payable under all Benefit Plans and similar arrangements accrued through and including the Closing Date, in each case with respect to all Employees (including Transferred Employees) of the Prospect Acquired Entities, including dependents and beneficiaries thereof; and (ii) Sellers will pay or provide for all amounts listed in the foregoing clause (i) (1) on or before the Closing Date or by such other date as may be required by applicable Law and all amounts listed in clause (i) (2) as and when they are due and owing under the terms of the applicable Benefit Plans and similar arrangements. For the avoidance of doubt, and not in limitation of any other Liabilities retained by Sellers or their Affiliates, Sellers or their Affiliates shall be solely responsible for, and neither Buyer nor any of its Affiliates shall have, any Liabilities with respect to any Employees, workers, or former employees or other service providers of any Seller or any of their Affiliates, including the Prospect Healthcare Entities, except for Liabilities to Transferred Employees that arise and are with respect to events that occur after such Transferred Employee commences employment with Buyer or one of its Affiliates, as applicable; provided, however, that Buyer will be responsible for any liabilities with respect to Rollover Elected PTO for Transferred Employees from and after the Effective Time, including, for the avoidance of doubt, tracking the use or payout of Rollover Elected PTO, making such Rollover Elected PTO available to the Transferred Employee at a pay rate no less than the Transferred Employee’s rate of pay in effect as of immediately prior to the Effective Time or at the time the Rollover Elected PTO is used or cashed out (whichever is greater), and corresponding Tax withholding obligations.

(h)            Notwithstanding any other provision of this Agreement, nothing contained in this Section 7.11(h) shall: (i) require Buyer to continue to employ the services of any particular individual for any amount of time following the Closing or to offer anything other than at-will employment; (ii) be deemed to amend, modify or terminate, any employee benefit or compensation plan, program, arrangement, contract or practice, or otherwise interfere in any way with the right of any Prospect Healthcare Entity, Buyer or their respective Affiliates, to amend, modify, discontinue or terminate any or all employee benefit or compensation plans, programs, arrangements, contracts or practices; or (iii) give any third party any right to enforce the provisions of this Section 7.11(h). Notwithstanding the foregoing, Buyer shall not terminate Transferred Employees in a manner that would (x) materially alter, or materially frustrate the purposes of, Buyer’s covenant to offer employment to at least eighty percent (80%) of the Prospect Healthcare Entities Employees as set forth in Section 7.11(a); (y) materially alter, or frustrate the purposes of, Buyer’s covenant to maintain the terms and conditions of at-will employment of each of the Transferred Employees as set forth in Section 7.11(b); or (z) reasonably be expected to cause Sellers to incur liabilities under the WARN Act, provided that, Sellers have provided materially accurate information as set forth in Section 5.14(i).

Section 7.12.      Tax Matters. For purposes of this Section 7.12, references to the Prospect Healthcare Entities shall include all Subsidiaries of the Prospect Healthcare Entities.

(a)            The Seller Representative shall, at Sellers’ sole cost and expense, prepare, or cause to be prepared (using the historic Tax Return preparer if the Seller Representative so elects), all income and other material Tax Returns for the Prospect Acquired Entities, AMVI, and the Joint Venture Acquired Entity that are filed after the Effective Date and prior to the Closing (each, an “Interim Return”). At least twenty (20) days prior to the date on which each Interim Return is due (taking into account extensions of time to file), the Seller Representative will submit such Interim Return to Buyer to provide Buyer with an opportunity to comment on such Tax Returns. The Seller Representative shall consider in good faith any reasonable comments from Buyer with respect to such Interim Returns.

(b)            The Seller Representative shall, at Sellers’ sole cost and expense, prepare, or cause to be prepared (using the historic Tax Return preparer if the Seller Representative so elects), all Pass-Through Tax Returns for each Prospect Acquired Entity and AMVI for taxable periods ending on or prior to the Closing Date that are originally due after the Closing Date (the “Seller Returns”). At least twenty (20) days prior to the date on which each Seller Return is due (taking into account extensions of time to file), the Seller Representative will submit such Seller Return to Buyer for its review and approval (not to be unreasonably withheld, conditioned or delayed). The Seller Representative shall consider in good faith any reasonable comments from Buyer with respect to such Seller Returns. Buyer and the Seller Representative and their respective Affiliates shall negotiate in good faith to resolve any dispute with respect to any such comments that Buyer provides, and in the event the parties are unable to resolve any dispute within ten (10) days (or such longer period as mutually agreed) following the delivery by Buyer of such comments, the parties shall submit the dispute to the Accounting Expert for resolution in accordance with the principles set forth in Section 3.3(e) which shall apply mutatis mutandis; provided that, any such dispute shall be resolved at least two (2) days prior to the due date for filing the applicable Seller Return so that such Seller Return may be timely filed. The determination of the Accounting Expert shall be binding on all parties; provided that, any such determination shall be limited to the resolution of the items in dispute. Buyer shall cause each applicable Prospect Acquired Entity to promptly execute and file (or cause to be filed) with the appropriate Taxing Authority the Seller Returns as so prepared pursuant to this Section 7.12(a). At least two (2) Business Days prior to the due date thereof, the Seller Representative (on behalf of Sellers) shall pay to Buyer all Taxes shown as due and payable on any Seller Return, other than any Taxes expressly taken into account as a deduction in computing the Purchase Price, as finally determined pursuant to Section 3.3 and Buyer shall promptly pay (or cause to be promptly paid), to the appropriate Taxing Authority, all Taxes paid over to Buyer by Seller Representative pursuant to this Section 7.12(b)upon receipt.

(c)            The parties acknowledge that for U.S. federal income tax purposes, the taxable year of Prospect Health Plan will end on the end of the day on the Closing Date and, to the extent applicable Tax Laws in other taxing jurisdictions so permit, the parties will elect to cause the taxable year of Prospect Health Plan to terminate on the Closing Date. Buyer shall prepare, or cause to be prepared, (i) at Sellers’ expense, all Tax Returns for each Prospect Acquired Entity and the Joint Venture Entity, other than Seller Returns, for taxable periods ending on or prior to the Closing Date that are originally due after the Closing Date, and (ii) at Buyer’s expense, all Tax Returns for each Prospect Acquired Entity and the Joint Venture Entity for Straddle Periods (collectively, clauses (i) through (ii), the “Buyer Returns”). At least twenty (20) days prior to the date on which each Buyer Return that is an income Tax Return is due (taking into account extensions of time to file) and reasonably promptly prior to the due date of any other Buyer Return, Buyer will submit such Buyer Return to the Seller Representative for its review and approval (not to be unreasonably withheld, conditioned or delayed). Buyer shall consider in good faith any reasonable comments from the Seller Representative with respect to such Buyer Returns. Buyer and the Seller Representative and their respective Affiliates shall negotiate in good faith to resolve any dispute with respect to any such comments that the Seller Representative provides, and in the event the parties are unable to resolve any dispute within ten (10) days (or such longer period as mutually agreed) following the delivery by the Seller Representative of such comments, the parties shall submit the dispute to the Accounting Expert for resolution in accordance with the principles set forth in Section 3.3(e), which shall apply mutatis mutandis; provided that, any such dispute shall be resolved at least two (2) days prior to the due date for filing the applicable Buyer Return so that such Buyer Return may be timely filed. The determination of the Accounting Expert shall be binding on all parties; provided that, any such determination shall be limited to the resolution of the items in dispute. Buyer shall cause each applicable Prospect Acquired Entity to execute and file (or cause to be filed) with the appropriate Taxing Authority the Buyer Returns as so prepared pursuant to this Section 7.12(c). At least two (2) Business Days prior to the due date thereof, the Seller Representative (on behalf of Sellers) shall pay over to Buyer all Pre-Closing Taxes shown as due and payable on any Buyer Return, other than any Taxes expressly taken into account as a deduction in computing the Purchase Price, as finally determined pursuant to Section 3.3 (together with those Tax Return preparation expenses that are the responsibility of Sellers under this Section 7.12(c)) and Buyer shall promptly pay (or cause to be promptly paid), to the appropriate Taxing Authority, all Taxes paid over to Buyer by the Seller Representative pursuant to this Section 7.12(c) upon receipt.

(d)            The Seller Representative shall cause Chamber to (i) properly include in its Combined Tax Return for the portion of the taxable year ending on the Closing Date the income of PHS RI (including any deferred items triggered into income by Treasury Regulations Section 1.1502-13 and any excess loss account taken into income under Treasury Regulations Section 1.1502-19), and (ii) timely pay any U.S. federal income Taxes attributable to such income.

(e)            All Tax Returns prepared pursuant to Section 7.12(a) and Section 7.12(c) for taxable periods ending on or prior to the Closing Date will be prepared in a manner consistent with the past custom and practice of the relevant Prospect Acquired Entity, except as otherwise required by applicable Law, and will take into account and report Transaction Tax Deductions in Pre-Closing Tax Periods to the extent permitted by applicable Law under a “more likely than not” or higher standard. The parties will elect to treat seventy percent (70%) of any success-based fees with respect to Transaction Tax Deductions as deductible pursuant to IRS Revenue Procedure 2011-29 to the extent permitted under applicable Law.

(f)            Notwithstanding anything to the contrary herein but subject to Section 7.12(k), the Seller Representative shall prepare (or cause to be prepared) all Combined Tax Returns, including any Combined Tax Return of any Tax group for which any Prospect Acquired Entity was a member for a Pre-Closing Tax Period, and none of Buyer or any of its Affiliates shall be entitled to review, comment on or approve any Combined Tax Return or comment on or approve any related Tax Return workpapers.

(g)               Each Party shall promptly forward, or shall cause to be promptly forwarded (and in any event shall forward within thirty (30) days of receipt) to the other Parties all material written communications from any Taxing Authority relating to any audit, examination, contest, assessment, notice of Tax deficiency or other Action involving (i) Disclosed Tax Liability, or (ii) a Taxing Authority with respect to any Pre-Closing Tax or other Tax for a Pre-Closing Tax Period (including for a Straddle Period), in each case of a Prospect Acquired Entity, AMVI or of the Joint Venture Entity, for which any Seller (or any direct or indirect beneficial owner of a Seller) or any Prospect Acquired Entity (including the Joint Venture Entity and AMVI) or Buyer and its Affiliates (in respect of the Purchased Assets or Purchased Business) could reasonably be expected to be liable pursuant to the terms of this Agreement or under applicable Law (a “Covered Tax Contest”); provided that, the failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Buyer shall (x) have the right (but not the obligation) to control any Covered Tax Contest relating solely to one or more tax periods ending on or before the Closing Date to the extent relating solely to any of the Prospect Acquired Entities, the Joint Venture Entity, the Purchased Assets, or Purchased Business, provided that, Buyer expressly assumes the obligation to defend any such Covered Tax Contest in a written notice, and (y) have the obligation to control any Covered Tax Content to the extent relating to one or more Straddle Periods (each Covered Tax Contest referred to in clauses (x) and (y) above, a “Buyer-Controlled Tax Contest”); provided, however, that Buyer shall provide to the Seller Representative (at Sellers’ sole cost and expense) reasonable participation rights with respect to any such Buyer-Controlled Tax Contest; and provided, further, that Buyer’s expenses related to the control of a Buyer-Controlled Tax Contest described in clause (x) of this sentence shall be borne by Sellers and Buyer’s expenses related to the control of a Buyer-Controlled Tax Contest described in clause (y) of this sentence will be apportioned between Buyer, on the one hand, and Sellers, on the other hand, consistent with the apportionment of the liability for the Taxes at issue in the Covered Tax Contest. With respect to any Buyer-Controlled Tax Contest that Buyer controls, Buyer shall (i) keep the Seller Representative reasonably informed with respect to the status of such Buyer-Controlled Tax Contest, (ii) provide the Seller Representative with copies of any material written correspondence or other material submissions received from a Taxing Authority with respect to such Buyer-Controlled Tax Contest, (iii) provide the Seller Representative with copies of any material written correspondence to be provided to any Taxing Authority in connection with such Buyer-Controlled Tax Contest for the Seller Representative’s review and comment, such comments to be considered in good faith by Buyer, and (iv) not enter into any settlement of, or otherwise compromise, any such Buyer-Controlled Tax Contest without the prior written consent of the Seller Representative, which consent shall not be unreasonably withheld, conditioned, or delayed. The Seller Representative (at Sellers’ expense) shall control any Covered Tax Contest that is not a Buyer-Controlled Tax Contest (a “Seller-Controlled Tax Contest”); provided, however, that the Seller Representative shall provide to Buyer (at Buyer’s sole cost and expense) reasonable participation rights with respect to any such Seller-Controlled Tax Contest. With respect to any Seller-Controlled Tax Contest, the Seller Representative shall (i) keep Buyer reasonably informed with respect to the status of such Seller-Controlled Tax Contest, (ii) provide Buyer with copies of any material written correspondence or other material submissions received from a Taxing Authority with respect to such Seller-Controlled Tax Contest, (iii) provide Buyer with copies of any material written correspondence to be provided to any Taxing Authority in connection with such Seller-Controlled Tax Contest for Buyer’s review and comment, such comments to be considered in good faith by the Seller Representative, and (iv) not enter into any settlement of, or otherwise compromise, any such Seller-Controlled Tax Contest without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned, or delayed. To the extent of any inconsistency between the provisions of this Section 7.12(g) and the provisions of Section 11.4(a), the provisions of this Section 7.12(g) will control.

(h)            All Tax Sharing Agreements (if any) with respect to the Prospect Acquired Entities, or the Joint Venture Entity shall be terminated as of the Closing Date and, after the Closing Date, the Prospect Acquired Entities, and the Joint Venture Entity shall not be bound thereby or have any liability thereunder.

(i)            The Parties shall cooperate (and cause their respective Affiliates to cooperate) fully, as and to the extent reasonably requested by the other Parties, in connection with the preparation and filing of Tax Returns pursuant to this Section 7.12(i) and in connection with any audit, examination, contest, assessment, notice of Tax deficiency or other Action involving a Prospect Acquired Entity, AMVI, or the Joint Venture Entity and involving a Taxing Authority. Such cooperation shall include the retention and (upon the other Parties’ request) the provision of records and information which are reasonably relevant to any such Tax audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of any powers of attorney or similar authorizations as may be necessary to effectuate the intent of this Section 7.12(i). Each of the Parties shall furnish the other Parties with copies of all relevant material written correspondence received from any Governmental Authority in connection with any Tax audit or information request with respect to any Taxes for which any other Party may be liable under this Agreement or otherwise under applicable Law.

(j)            The Purchase Price (collectively, the “Tax Purchase Price”) shall be allocated among (i) the Purchased Assets of each Prospect Asset Seller (including the Joint Venture Equity included in the Purchased Assets), (ii) the Alta Equity, (iii) the PHP Equity, and (iv) the PHS RI Equity in the manner specified in Schedule 7.12(j) (Part I) (the “Per-Entity Allocation”). The portion of the Purchase Price allocable to the Purchased Assets of each Prospect Asset Seller, together with any other relevant items (including without limitation any Assumed Liabilities), (the “Purchased Assets Tax Purchase Price”), shall be allocated among the Purchased Assets (including the Joint Venture Equity included in the Purchased Assets) and the restrictive covenants set forth in Section 7.6 in accordance with the allocation methodology specified in Schedule 7.12(j) (Part II) (the “Purchased Assets Allocation Methodology”). The portion of the Purchase Price allocable to the Alta Equity, together with any other relevant items (including, without limitation, any liabilities of Alta) (the “Alta Tax Purchase Price”), shall be allocated among the assets of Alta in accordance with the allocation methodology specified in Schedule 7.12(j) (Part III) (the “Alta Assets Allocation Methodology”). The portion of the Purchase Price allocable to the PHS RI Equity, together with any other relevant items (including without limitation any liabilities of Alta) (the “PHS RI Tax Purchase Price”), shall be allocated among the assets of Alta in accordance with the allocation methodology specified in Schedule 7.12(j) (Part IV) (the “PHS RI Assets Allocation Methodology”) for purposes of Section 7.12(k)(ii). The Parties agree that Per-Entity Allocation, the Purchased Assets Allocation Methodology, the Alta Assets Allocation Methodology and the PHS RI Assets Allocation Methodology are consistent with the requirements of Section 1060 of the Code and the Treasury Regulations thereunder. The Parties shall not treat any Seller as having made any payment to Buyer for applicable Tax purposes in exchange for Buyer assuming any liabilities under this Agreement or in respect of deferred revenue or prepaid amounts of any Seller or any Prospect Healthcare Entity under the principles of James M. Pierce Corp. v. Commissioner, 326 F.2d 67 (8th Cir. 1964), and the allocations determined hereunder shall be prepared in a manner consistent with such treatment. Within ninety (90) days of the determination of the final Purchase Price (as finally determined pursuant to Section 3.3), Buyer shall deliver to the Seller Representative for the Seller Representative’s review and comment (w) an updated draft of the Per-Entity Allocation (to account for any changes to the final Purchase Price), (x) a draft allocation of the Purchased Assets Tax Purchase Price among the Purchased Assets of each Prospect Asset Seller based on the Purchased Assets Allocation Methodology (the “Proposed Purchased Assets Allocation”), and (y) a draft allocation of the Alta Assets Tax Purchase Price among the assets of Alta based on the Alta Assets Allocation Methodology (the “Proposed Alta Assets Allocation”). Buyer shall consider in good faith any of the Seller Representative’s reasonable written comments on the Proposed Purchased Assets Allocation and Proposed Alta Assets Allocation to the extent they are consistent with, respectively, the Purchased Assets Allocation Methodology and the Alta Assets Allocation Methodology and provided within thirty (30) days of the Seller Representative’s receipt of the Proposed Purchased Assets Allocation and Proposed Alta Assets Allocation. The Parties shall report the transactions contemplated hereby on all Tax Returns (including, where applicable, IRS Form 8594) filed by any of the Parties and for all Tax purposes) in a manner consistent with the foregoing provisions of this Section 7.12(j) and the Per-Entity Allocation, the Proposed Purchased Assets Allocation and Proposed Alta Assets Allocation as finally determined (as so determined, the “Final Purchased Assets Allocation” and the “Final Alta Assets Allocation”, respectively). None of the Parties shall take any position for Tax purposes (whether in audits, Tax Returns, or otherwise) that is inconsistent with the foregoing provisions of this Section 7.12(j), the Per-Entity Allocation, or the Final Purchased Assets Allocation or Final Alta Assets Allocation, unless otherwise required by a determination within the meaning of Section 1313 of the Code (or corresponding provisions of state or local Law). To the extent that there is any adjustment to the Purchase Price after the Closing, Buyer will adjust the Per-Entity Allocation and, if applicable, the Final Purchased Assets Allocation or Final Alta Assets Allocation in accordance with the Purchased Assets Allocation Methodology and the Alta Assets Allocation Methodology, as applicable, and the principles of this Section 7.12(j).

(k)            Section 338(h)(10) Elections.

(i)            Seller Representative will cause Chamber on the one hand, together with Buyer, on the other hand, to make timely, effective, and irrevocable elections under Section 338(h)(10) of the Code and under any comparable statutes in any other jurisdiction with respect to PHS RI (collectively, the “Section 338(h)(10) Elections”) and shall file such Section 338(h)(10) Elections in accordance with applicable regulations. Sellers and the Seller Representative shall and shall cause Chamber and their respective Affiliates to cooperate in all respects for the purpose of effectuating the Section 338(h)(10) Elections, including the execution and filing of any required Tax Returns and the grant of consent to the Section 338(h)(10) Elections by Chamber, any Seller and any Affiliate thereof whose consent may be required. Without limiting the foregoing, Seller Representative will cause Chamber, on the one hand, together with Buyer, on the other hand, to execute (and/or will cause any of their respective Affiliates to execute, if required) an IRS Form 8023 with respect to PHS RI at the Closing, which forms shall be timely filed by Buyer. Sellers will be responsible for all Taxes imposed on or with respect to Chamber or any of its Affiliates or PHS RI as a result of making the Section 338(h)(10) Elections.

(ii)            Within one hundred twenty (120) days of the determination of the final Purchase Price (as finally determined pursuant to Section 3.3), Buyer will deliver to the Seller Representative a draft allocation of the Aggregate Deemed Sales Price (as such term is defined in Treasury Regulation § 1.338-4) attributable to the PHS RI Equity as set forth in the Per-Entity Allocation (as adjusted pursuant to Section 7.12(j)) among the assets of PHS RI in accordance with Treasury Regulations §§ 1.338-6 and 1.338-7 and the PHS RI Allocation Methodology (the “Proposed PHS RI 338(h)(10) Allocation Statement”), and shall be set forth on IRS Form 8883 (and any schedule required to be attached thereto) to be filed by the Parties. Buyer shall consider in good faith any of the Seller Representative’s reasonable written comments to the extent they are consistent with the PHS RI Assets Allocation Methodology and provided within thirty (30) days of the Seller Representative’s receipt of the Proposed PHS RI 338(h)(10) Allocation Statement. The Parties shall report the transactions contemplated hereby on all Tax Returns filed by any of the Parties in a manner consistent with the foregoing provisions of this Section 7.12(k)(ii) and the Proposed PHS RI 338(h)(10) Allocation Statement as finally determined (as so determined, the “Final PHS RI 338(h)(10) Allocation Statement”). None of the Parties shall take any position for Tax purposes (whether in audits, Tax Returns, or otherwise) that is inconsistent with the Final PHS RI 338(h)(10) Allocation Statement unless otherwise required by a determination within the meaning of Section 1313 of the Code (or corresponding provisions of state or local Law). To the extent that there is any adjustment to the Aggregate Deemed Sales Price (as such term is defined in Treasury Regulation § 1.338-4) following the determination of the Final PHS RI 338(h)(10) Allocation Statement, Buyer will adjust the Final PHS RI 338(h)(10) Allocation Statement in accordance with the PHS RI Assets Allocation Methodology and the principles of this Section 7.12(k)(ii).

(l)            Notwithstanding anything to the contrary herein, any transfer, sales, use documentary, property, or similar Taxes applicable to, imposed upon or arising out of Transactions (such Taxes, “Transfer Taxes”) will be borne fifty percent (50%) by Buyer and fifty percent (50%) by Sellers. Buyer and the Seller Representative shall cooperate in good faith to minimize the amount of any such Transfer Taxes payable in connection with the Transactions, and shall cooperate with each other in preparing and filing all such Tax Returns as necessary or appropriate to comply with the provisions of all applicable Law in connection with the payment of such Transfer Taxes (provided that, Sellers’ obligation to make any payment pursuant to this Section 7.12(l) shall be reduced by any amount taken into account as a reduction to the Purchase Price under clause (a) of the definition of “Accrued Taxes” in the calculation of Indebtedness, as finally determined). To the maximum extent possible, the Prospect Asset Sellers shall not deliver any intangible assets that are Purchased Assets to Buyer in tangible form such as compact disks or the like. This Agreement, together with any technology transfer agreements entered into in conjunction with this Agreement, is intended to constitute a “technology transfer agreement” as such term is defined in California Code of Regulations 18 Section 1507(A)(1).

(m)            For purposes of apportioning Taxes of a Straddle Period between the period ending on the Closing Date, and the period beginning the day after the Closing Date, the amount of any Taxes of a Prospect Acquired Entity, the Joint Venture Acquired Entity, or attributable to the Purchased Assets (i) based on or measured by income or receipts, sales or use, employment, or withholding for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) the amount of other Taxes for a Straddle Period for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period prior to and including the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(n)               Any Tax Refunds that are received after the Closing by any Prospect Acquired Entity, Buyer or any Affiliate of Buyer in respect of Taxes economically borne by Sellers shall be paid over to the Seller Representative (for the benefit of Sellers) within thirty (30) days of their receipt by the relevant Prospect Acquired Entity, Buyer, or Affiliate of Buyer; provided that, any Tax Refund required to be paid over to the R&W Insurer under the R&W Insurance Policy will belong to and be paid to the R&W Insurer; provided further that any Tax Refund paid over to the Seller Representative (for the benefit of Sellers) pursuant to this Section 7.12(n) will be net of (i) any costs or expenses incurred in obtaining such Tax Refunds, (ii) any Tax required to be withheld on such payment, (iii) any amounts owed by Sellers to a Buyer Indemnitee pursuant to this Agreement and (iv) any Taxes borne by Buyer, the Prospect Acquired Entities or any of their Affiliates as a result of the receipt of such Tax Refund. Tax Refunds related to a Straddle Period will be prorated based upon the method employed in Section 7.12(n). Notwithstanding the foregoing, Sellers shall not be entitled to any payment or other benefit pursuant to this Section 7.12(n) related to any Tax Refund that is attributable to the carrying back to a Pre-Closing Tax Period of a net operating loss or Tax credit that arose in a taxable period or portion thereof beginning after the Closing Date. If there is a subsequent reduction by a Governmental Authority (or by virtue of a change in applicable Tax Law) of any amounts with respect to which a payment has been made to the Seller Representative (for the benefit of Sellers) pursuant to this Section 7.12(n), then the Seller Representative (on behalf of Sellers) shall pay to Buyer an amount equal to such reduction plus any interest or penalties imposed by a Governmental Authority with respect to such reduction. If Accrued Taxes (as finally determined pursuant to Section 3.3) includes an amount of Tax with respect to clause (iii) of the definition of Accrued Taxes that is the subject of an unresolved Covered Tax Contest at Closing (each such amount an “Estimated Tax Liability”), and the final liability with respect to such Estimated Tax Liability determined upon the settlement or other conclusion of the relevant Covered Tax Contest conducted and settled in accordance with the provisions of Section 7.12(g) (the “Actual Tax Liability”) is less than the Estimated Tax Liability, the difference between the Estimated Tax Liability and the Actual Tax Liability shall constitute a Tax Refund for purposes of this Section 7.12(n).

(o)            Without the prior written consent of the Seller Representative (not to be unreasonably withheld, conditioned or delayed), none of Buyer nor any of its Affiliates (including, for the avoidance of doubt, the Prospect Acquired Entities, the Joint Venture Entity and each of their respective Subsidiaries following the Closing) shall (i) amend, or otherwise modify any Tax Return that is for, or that includes, a Pre-Closing Tax Period (including for the avoidance of doubt the pre-Closing portion of any Straddle Period) of any Prospect Acquired Entity, or the Joint Venture Entity; (ii) except as set forth on a Tax Return prepared in accordance with Section 7.12(b) or as contemplated by this Agreement (including pursuant to the Section 338(h)(10) Elections), make (other than in the ordinary course of business and not inconsistent with past practice), revoke or change any Tax election with respect to any Prospect Acquired Entity, the Joint Venture Entity, or any of their respective Subsidiaries for, or that has retroactive effect to, any taxable period ending on or prior to the Closing Date; or (iii) enter into any voluntary disclosure or similar program with respect to any potential Tax liability of any Prospect Acquired Entity, the Joint Venture Entity, or any of their respective Subsidiaries, in each case attributable to a Pre-Closing Tax Period (including for the avoidance of doubt the pre-Closing portion of any Straddle Period. Notwithstanding anything to the contrary in this Agreement, (A) if Buyer believes that taking an action described in clause (i), (ii) or (iii) above is required by applicable Law (or that the taking of such action was required by applicable Law at the time the original Tax Return was filed, in the case of an amended Tax Return) and the Seller Representative does not agree, the matter will be submitted to the Accounting Expert for resolution in accordance with the principles set forth in Section 3.3(e), which shall apply mutatis mutandis. The Accounting Expert will determine whether, pursuant to a “more likely than not” standard (or greater level of certainty), taking the applicable action is required by applicable Law (or, in the case of an amended Tax Return, was required at the time of original filing). If the Accounting Expert determines in the affirmative, then Buyer may take such action and if the Accounting Expert determines in the negative, then Buyer may not take such action.

Section 7.13.      R&W Insurance Policy. Prior to or at the Closing, Buyer and Sellers shall each pay or cause to be paid, fifty percent (50%) of all Insurance Costs related to the R&W Insurance Policy. Buyer shall take all steps and do all other actions that may be reasonably required in order to ensure that the coverage under the R&W Insurance Policy remains in full force and effect as of the Closing, and that the final R&W Insurance Policy is issued promptly after the Closing. A copy of the R&W Insurance Policy reflecting any changes made between the Effective Date and the Closing shall be delivered to the Seller Representative prior to the Closing. Buyer will deliver a copy of the final, issued R&W Insurance Policy to the Seller Representative promptly after issuance. Buyer and its Affiliates shall not at any time after the R&W Insurance Policy is bound: (x) waive, amend, terminate, modify or otherwise revise Seller R&W Provisions or allow Seller R&W Provisions to be waived, amended, terminated, modified or otherwise revised by any other Person; or (y) waive, amend, terminate, modify or otherwise revise any other provision of the R&W Insurance Policy in any manner adverse to the members of the Seller Group without the prior written consent of the Seller Representative. From and after the Effective Date, Buyer shall: (a) comply with and maintain the R&W Insurance Policy in full force and effect; (b) take all actions needed to satisfy on a timely basis all conditions necessary for the continuance of coverage under the R&W Insurance Policy; and (c) provide the Seller Representative with prompt written notice of any claim made against the R&W Insurance Policy. For the avoidance of doubt, Buyer shall be solely responsible for all Insurance Costs or other obligations in connection with the R&W Insurance Policy, including any retentions or deductibles paid or incurred thereunder.

Section 7.14.      Financing.

(a)            Buyer shall use reasonable best efforts and shall cause each of its Subsidiaries to use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable and within Buyer’s and its Subsidiaries’ control to obtain funds sufficient to fund the Financing Amounts pursuant to its obligations under the Financing Commitment and consummate the Financing at or prior to Closing. Buyer shall not permit, agree to or consent to any amendment or modification to be made to the Financing Commitment if such action would reasonably be expected to impair, delay or prevent the availability of all or a portion of the Financing or the consummation of the Transactions (provided that, subject to the limitations set forth in this Section 7.14(a), Buyer may amend the Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Financing Commitment as of the Effective Date, or otherwise make amendments to the Financing Commitment in connection with an Alternative Financing, Replacement Financing, or in accordance with the exercise of flex rights). Without limiting the generality of the foregoing, Buyer shall give Sellers prompt written notice: (i) of any material breach or default by any party to the Financing Commitment or definitive document related to the Financing, or (ii) of the receipt of any written notice or other written communication from any Person with respect to any: (x) actual default, termination or repudiation by any party to the Financing Commitment or any definitive document related to the Financing, or any provisions of the Financing Commitment or any definitive document related to the Financing, or (y) material dispute or disagreement between or among any parties to the Financing Commitment or any definitive document related to the Financing, in each case of the foregoing clauses (i) and (ii), that would adversely impact or delay in any material respect the ability of Buyer to consummate the acquisition contemplated by this Agreement; provided that, in no event will Buyer or any of its Subsidiaries be under any obligation to disclose any information that is subject to attorney-client privilege or other applicable legal privilege of Buyer or its Subsidiaries. As soon as reasonably practicable, Buyer shall provide any information reasonably requested by a Seller relating to any circumstance referred to in clause (i) or (ii) of the immediately preceding sentence.

(b)            In the event that any portion of the Financing that is reasonably required to fund any of the Financing Amounts becomes unavailable (other than as a result of a replacement thereof with a Replacement Financing), Buyer shall (i) promptly notify Sellers in writing of such unavailability and the reason therefor and (ii) use reasonable best efforts, and cause each of its Subsidiaries to use their reasonable best efforts, to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative financing (which, for the avoidance of doubt, may take the form of, without limitation, credit facilities, bridge facilities, an offering or private placement of notes, equity or equity-linked instruments, or any combination thereof) for any such unavailable portion from the same or alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with the available portion of the Financing and other sources of cash available to Buyer, to consummate the Transaction and to pay the Financing Amounts and, without limiting the foregoing, shall use reasonable best efforts to cause such Alternative Financing to not include any conditions to the consummation thereof that are materially more onerous than those set forth in the Financing Commitment as of the Effective Date; provided that, Buyer shall not be required to obtain any Alternative Financing on terms and conditions that are less favorable, in the aggregate or in any material respect, than the terms and conditions set forth in the Financing Commitment. The foregoing notwithstanding, compliance by Buyer with this Section 7.14 shall not relieve Buyer of its obligations to consummate the Transaction whether or not the Financing or any Alternative Financing is available. To the extent Buyer obtains Alternative Financing or amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 7.14, references to the “Financing,” “Debt Financing Sources,” “Financing Commitment” and other like terms in this Agreement shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, terminated, modified or waived.

(c)            In the event that Buyer elects to incur or issue a Replacement Financing (as defined in the Financing Commitment as of the Effective Date) in lieu of (whether in full or in part) the Bridge Facility (as defined in the Financing Commitment as of the Effective Date) to finance the Transactions (each, a “Replacement Financing”), Buyer shall promptly (i) notify Sellers in writing of such election and (ii) deliver to Sellers a true, complete and correct copy of the executed commitment letter (including all exhibits, schedules, annexes, supplements and amendments thereto), and any fee letter related thereto, from the financial institutions named therein, pursuant to which those financial institutions have committed, subject to the terms and conditions set forth therein, to provide to Buyer (or its applicable affiliate) the amount of debt financing as described therein, the proceeds of which shall be used to, among other things, fund the Transactions; provided that, such copy of any such fee letter may be redacted with respect to fees, economic terms, “market flex” provisions and other customary provisions in a customary manner as set forth therein (it being agreed that none of which redacted terms would reasonably be expected to adversely affect the availability of such Replacement Financing at the Closing); provided that, Buyer hereby agrees that it will not to incur or issue a Replacement Financing without the consent of Seller Representative (such consent not to be unreasonably withheld, delayed or conditioned) unless (x) the amount of such Replacement Financing, when taken together with the available portion of the Financing and other sources of cash immediately available to Buyer, is sufficient to consummate the Transaction and to pay the Financing Amounts, (y) the conditions to the consummation of such Replacement Financing are not more onerous than those set forth in the Financing Commitment as of the Effective Date and (z) any Replacement Financing shall be available concurrently with, and shall not hinder or delay the Closing or funding of the Financing Amount. Subject to the foregoing, Buyer shall be permitted to amend any existing Financing Commitment to reduce any commitments provided thereunder by the applicable Debt Financing Sources, in an amount equal to the commitments provided under a Replacement Financing. To the extent Buyer obtains a Replacement Financing, references to the “Financing,” “Debt Financing Sources,” “Financing Commitment” and other like terms in this Agreement shall be deemed to refer to such Replacement Financing, the commitments thereunder and the agreements with respect thereto.

(d)            Sellers and the Seller Representative shall use their reasonable best efforts to provide, and shall cause their respective Affiliates (including the Prospect Healthcare Entities) and Representatives to use reasonable best efforts to provide, cooperation, to the extent reasonably requested by Buyer in connection with the arrangement of any portion of the Financing or arrangement of any financing to be contemplated by the Financing Commitment, Alternative Financing, or Replacement Financing (provided that, such requested cooperation does not materially and unreasonably interfere with the ongoing operations of Sellers or any of their Affiliates). Such reasonable best efforts shall include:

(i)            (x) causing the management of the Purchased Business and their Affiliates and Representatives with appropriate seniority and expertise to prepare for and participate in a reasonable number of conference calls (including lender, investor and ratings agency conference calls), meetings, telephonic or webcast video presentations, road shows, due diligence and drafting sessions, sessions with rating agencies and other customary syndication and marketing activities, at reasonable times and with reasonable advance notice and (y) cooperating with Debt Financing Sources in their efforts to benefit from the existing lending relationship of the Purchased Business (to the extent applicable);

(ii)             during the period commencing on January 17, 2025 through the Closing Date (the “Specific Period”) timely furnishing to Buyer, its Subsidiaries and the Debt Financing Sources, Financing Information (which shall be Marketing Compliant) and such other financial information and other pertinent information regarding the Purchased Business, the Prospect Healthcare Entities, Sellers or any of their Subsidiaries or Affiliates, in each case, as is reasonably requested by Buyer and its Subsidiaries and necessary to consummate the Financing, including the Financing Information as may be necessary to satisfy the conditions precedent set forth in the Financing Commitment;

(iii)            providing reasonable and customary assistance to Buyer and the Debt Financing Sources in the preparation of customary offering documents, lender presentations, private placement memoranda, bank information memoranda, syndication memoranda, ratings agency presentations, prospectuses, road show presentations and other marketing materials for the Financing (including customary certificates and “back up” support), and delivering customary representation and authorization letters with respect to the same (which shall, for the avoidance of doubt, contain customary language that exculpates Sellers, the Seller Representative, and their respective Affiliates and Representatives with respect to any liability to or responsibility for the contents of such information or related offering and marketing materials by the recipients thereof, and from the unauthorized use or misuse of the contents of such materials by the recipients thereof) (the “Authorization Letters”) (including with respect to the absence of material non-public information in the public-side version of the documents distributed to potential lenders and the absence of material misstatements) and providing reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary;

(iv)            providing Buyer and its Subsidiaries all documentation and other information required by bank regulatory authorities under applicable “know-your-customer”, beneficial ownership and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, relating to the Prospect Healthcare Entities, Sellers and their Subsidiaries and their Affiliates at least five (5) Business Days prior to the Closing Date, in each case as reasonably requested by Buyer or its Subsidiaries at least nine (9) Business Days prior to the Closing Date;

(v)            cooperating with Buyer to obtain customary corporate and facilities credit ratings to the extent required in connection with the closing of the Financing;

(vi)            taking such actions as are reasonably requested by Buyer and its Subsidiaries, and the Debt Financing Sources, and in the ordinary course of business, in connection with the repayment of existing Indebtedness of the Prospect Healthcare Entities and their Affiliates (in each case, solely to the extent such Indebtedness is required to be paid off at Closing under the terms of this Agreement) and the release of related guarantees, liens and encumbrances (including furnishing customary payoff letters, lien releases, and other customary documents reasonably requested by Buyer relating to the repayment of such existing Indebtedness and the release of such related guarantees, liens and encumbrances); assisting in the preparation of, and in the execution and delivery of at Closing, definitive agreements (including credit agreements, indentures, notes, guarantee agreements, certificates or other related documents to the extent reasonably requested by Buyer and its Subsidiaries, and in each case required in connection with the Financing or an offering of securities) and assisting in the negotiation of any such agreements and other documents, including providing Buyer and its Subsidiaries with any information reasonably necessary to complete customary schedules and closing certificates as may be required under the Financing Commitment (provided that, (A) upon the reasonable request of Buyer and its Subsidiaries, any executed signature pages to such agreements and documents shall be delivered in escrow by Sellers and their Subsidiaries and Affiliates a reasonable period of time prior to the Closing (but shall not be released from escrow except on the Closing Date) and (B) any obligations applicable to Sellers and their Subsidiaries and Affiliates contained in all such agreements and documents shall be subject to the occurrence of the Closing and shall be effective no earlier than the Closing (other than with respect to the Authorization Letters, and customary comfort representation letters provided in accordance with clause (vii) below));

(vii)           causing the independent auditors of the Purchased Business and the Prospect Healthcare Entities to, at Buyer’s sole cost and expense, assist and cooperate with Buyer and its Subsidiaries, including by (A) providing consent to registration statements, offering memoranda or other marketing materials, or any filings made with the SEC that include or incorporate the Purchased Business’s and the Prospect Healthcare Entities’ consolidated financial information and their reports thereon, customary auditors reports and customary comfort letters (including “negative assurance” with respect to any change period comfort and with respect to pro forma financial statements included in any materials) with respect to financial information relating to the Purchased Business and the Prospect Healthcare Entities, (B) providing reasonable assistance in the preparation of financial statements and pro forma financial statements and (C) attending accounting due diligence sessions in connection with the Financing;

(viii)         taking all corporate actions, subject in each case to the occurrence of the Closing, reasonably requested by Buyer and its Subsidiaries that are necessary to permit the consummation of the Financing, including any debt financing, and to permit the proceeds thereof, to be made available on the Closing to consummate the Transactions and otherwise reasonably cooperating to satisfy all conditions to the Financing that are within the control of Sellers or their respective Affiliates;

(ix)            filing such reports under the Securities Act or Exchange Act as may be customary or required for transactions of the type contemplated by this Agreement or as is reasonably requested by Buyer or required to comply with Regulation FD in connection with the distribution of marketing materials related to the Financing;

(x)             informing Buyer promptly in writing if any member of the Board of Directors of any of Sellers or the Seller Representative, or if the chief financial officer or any other executive officer of any Seller or the Seller Representative (A) concludes that any previously issued financial statement of Sellers or any of their Subsidiaries included or intended to be used in connection with the financing should no longer be relied upon as per Item 4.02 of Form 8-K under the Exchange Act or (B) shall have knowledge of any facts as a result of which a restatement of any of Sellers or their Subsidiaries’ financial statements is required or reasonably likely; and

(xi)            otherwise reasonably cooperating with the marketing efforts of Buyer and the Debt Financing Sources for Financing.

(e)            The foregoing notwithstanding, none of Sellers nor any of their Affiliates shall be required to take or permit the taking of any action pursuant to this Section 7.14 that could: (A) (other than with respect to the Authorization Letters and customary comfort representation letters required in connection with the provision of any “comfort letters” in accordance with Section 7.14(d)(vii)) require Sellers or any of its Affiliates or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement (provided that, Sellers will, to the extent otherwise required hereby, use reasonable best efforts to permit persons who will continue as officers or directors, as applicable, of the Prospect Acquired Entities after the occurrence of Closing, and who will not be removed or replaced in connection therewith, to pass resolutions and to execute documents in each case which are subject to and conditioned upon, and do not become effective until, the occurrence of Closing), (B) cause any representation, warranty or covenant in this Agreement to be breached by Sellers or any of their Affiliates (unless Buyer and its Subsidiaries waive such breach or provides any necessary consent), (C) require Sellers or any of their Affiliates to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing or otherwise incur any obligation under any agreement, certificate, document or instrument, to the extent the effectiveness of any such fee, expense, liability or obligation is subject to and conditioned upon the occurrence of the Closing, excluding, in each case, any expense or liability subject to Buyer’s indemnification or reimbursement obligations under this Section 7.14(e), (D) cause any director, officer, employee or stockholder of Sellers or any of their Affiliates to incur any personal liability, (E) reasonably be expected to conflict with the Organizational Documents of Sellers or any of their Affiliates or any applicable Laws, (F) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material Contract to which Sellers or any of their Affiliates is a party (and Sellers acknowledge that, to Sellers’ Knowledge, no such Contract exists on the Effective Date that could reasonably be expected to be breached in connection with its cooperation with the Financing), (G) provide access to or disclose information that Sellers or any of their Affiliates determine in good faith would jeopardize any attorney-client privilege or other applicable privilege of Sellers or any of their Affiliates, or (H) require the delivery of any opinion of counsel to Sellers. Nothing contained in this Section 7.14 or otherwise in this Agreement shall require (x) Sellers or any of their Affiliates (other than the Prospect Acquired Entities) to be an issuer or other obligor with respect to the Financing or (y) the Prospect Acquired Entities, prior to Closing, to be an issuer or other obligor with respect to the Financing. Buyer shall (i) promptly on request by Sellers following the earlier of the Closing or the termination of this Agreement in accordance with ARTICLE 10, reimburse Sellers or any of their Affiliates for all reasonable, documented out-of-pocket costs incurred by them or their respective Representatives in good faith in connection with such cooperation contemplated by this Section 7.14 and (ii) reimburse, indemnify and hold harmless Sellers and their Affiliates and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Buyer or its Representatives pursuant to this Section 7.14 and any information used in connection therewith; provided, however, that Buyer and its Subsidiaries shall not be required to indemnify or reimburse any Person under this Section 7.14 for (I) the cost of preparing any financial statements or data that would otherwise be prepared by Sellers in its ordinary course of business if the requirement of this Section 7.14 did not exist or (II) any losses, damages, claims, costs or expenses suffered or incurred to the extent (x) based on historical information provided in writing by Sellers or their Subsidiaries or Affiliates specifically for use in connection with the Financing or (y) determined by a court of competent jurisdiction in a final non-appealable order, any liability as a result of the bad faith, gross negligence or willful misconduct, by Sellers or any of their Subsidiaries, Affiliates or their respective Representatives. In no event will Sellers or any of their Affiliates or their respective Representatives (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, the Debt Financing Sources or (ii) seek to enforce the commitments against, make any claims for breach of the commitments contained in the Financing Commitment against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources for any reason related to this Agreement, including in connection with the Financing or the obligations of the Debt Financing Sources thereunder. Each Seller and its Affiliates, on behalf of themselves and their Affiliates, hereby waive any and all claims and causes of action (whether in contract or in tort) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Financing Commitment or the Financing. Nothing in this Section 7.14(e) will in any way limit or qualify the obligations and liabilities of the parties to the Financing Commitment or any definitive agreements related thereto to each other or in connection therewith.

(f)               Except as set forth in Sections 2.2(l), 2.2(m), 2.2(q), 7.22, 7.24, and 7.25 (the “Specified Financing Covenants”), the Parties hereto acknowledge and agree that the provisions contained in this Section 7.14(f) represent the sole obligation of Sellers and their Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Buyer with respect to the Transactions and the Financing Commitment, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Financing Commitment shall be deemed to expand or modify such obligations.

(g)            Sellers hereby consent to the use of Sellers’ and their Subsidiaries’ logos in connection with the Financing; provided that, such logos are used solely in a manner that is neither intended, nor reasonably likely, to harm or disparage Sellers and their Subsidiaries or the reputation or goodwill of Sellers and their Subsidiaries and their respective marks.

(h)            Notwithstanding anything herein to the contrary, Buyer expressly acknowledges and agrees that (i) obtaining any financing is not a condition to the Closing and (ii) Buyer’s obligations hereunder are not conditioned in any manner upon Buyer obtaining any financing.

(i)            For purposes of this Section 7.14, as well as the definition of “Financing Information” any reference to “the Financing” or “Financing Information” shall be deemed to include any securities offering (whether public or private in the form of notes, bonds, equity or equity-linked instruments) of Buyer or its Affiliates, the proceeds of which are intended to be used to pay the Purchase Price hereunder.

(j)            Notwithstanding anything herein to the contrary, it is understood and agreed by the Parties that the condition set forth in Section 8.2(b) as applied to Sellers’, the Seller Representative’s or their respective Affiliate’s obligations under this Section 7.14 shall be deemed to be satisfied unless Sellers’, the Seller Representative’s or their respective Affiliate’s breach of its obligation under this Section 7.14 is the proximate cause of the failure of Buyer to obtain the Financing or any financing to contemplated by the Financing Commitment, Alternative Financing or Replacement Financing. For the avoidance of doubt, this Section 7.14(j) shall not be applicable to any of the Specified Financing Covenants.

Section 7.15.      Wrong Pockets. To the extent that, during the twenty-four (24) months after the Closing, Buyer or Sellers discover that any assets:

(a)            Not intended to be transferred to the Prospect Acquired Entities or Buyer pursuant to the Transactions were transferred at or prior to Closing (each, a “Held Asset”), Buyer shall and shall cause its Affiliates to (i) promptly assign and transfer all right, title and interest in such Held Asset to the Seller Representative or a designated assignee, and (ii) pending such transfer, (A) hold in trust such Held Asset and provide to the Seller Representative or a designated assignee all of the benefits associated with the ownership of the Held Asset, (B) cause such Held Asset to be used or retained as may be reasonably instructed by the Seller Representative, and (C) promptly remit by wire transfer of immediately available funds to the Seller Representative or a designated assignee any payments received by the Prospect Acquired Entities or Buyer for any Held Asset, together with any supporting documentation that accompanies any such deposits or payments whether in electronic or physical form; and

(b)            Intended to be transferred to the Prospect Acquired Entities or Buyer pursuant to the Transactions were not transferred at or prior to Closing (each, an “Omitted Asset”), Seller shall and shall cause its Affiliates to (i) promptly assign and transfer all right, title and interest in such Omitted Asset to Buyer or its designated assignee, and (ii) pending such transfer, (A) hold in trust such Omitted Asset and provide to Buyer or its designated assignee all of the benefits associated with the ownership of the Omitted Asset, (B) cause such Omitted Asset to be used or retained as may be reasonably instructed by Buyer and (C) promptly remit by wire transfer of immediately available funds to Buyer any payments received by Sellers for any Omitted Assets, together with any supporting documentation that accompanies any such deposits or payments whether in electronic or physical form.

Section 7.16.      Post-Closing Prospect Acquired Entity Obligations. Buyer shall cause each Prospect Healthcare Entity to comply with all post-Closing Prospect Acquired Entity obligations set forth herein.

Section 7.17.      Further Assurances. Before and after the Closing, each of the Parties shall (i) execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required, advisable or reasonably requested by the other Party to carry out the provisions hereof and give effect to the transactions contemplated hereby, and (ii) and fully cooperate with the other Party with respect to the foregoing. Without limiting the foregoing, the Parties agree to use their respective best efforts to obtain necessary waivers, consents and approvals as may be required under the Assumed Contracts; provided, however that Buyer shall not be required to make any payments, commence litigation or agree to modifications of the terms thereof in order to obtain any such waivers consents or approvals.

Section 7.18.      Refunds and Remittances. After the Closing: (i) if any Seller or any of its Affiliates receives any refund or other amount that is otherwise properly due and owing to the Purchased Business or Buyer or any of their Affiliates in accordance with the terms of this Agreement or by Law (including any amounts received under the CARES Act, including under the Provider Relief Fund), such Seller or Affiliate thereof promptly shall remit, or shall cause to be remitted, such amount to Buyer, net of any Taxes paid or payable by Seller and its Affiliates and attributable to the receipt of such refund, and (ii) if Buyer or any of its Affiliates (including the Prospect Acquired Entities following the Closing) receives any refund or other amount that is otherwise properly due and owing to Sellers or any of their Affiliates in accordance with the terms of this Agreement or by Law (including any amounts received under the CARES Act, including under the Provider Relief Fund), Buyer or such Affiliate thereof promptly shall remit, or shall cause to be remitted, such amount to the Seller Representative (for the benefit of Sellers), net of any Taxes paid or payable by Buyer and its Affiliates and attributable to the receipt of such refund. For the avoidance of doubt, notwithstanding anything to the contrary, (i) to the extent that any refund or other amount which is included in the calculation of Estimated Net Working Capital is received by Buyer, Buyer is under no obligation under this Agreement or otherwise to remit, or cause to be remitted such amount to the Seller Representative or Sellers, and (ii) this Section 7.18 will not apply to Tax Refunds.

Section 7.19.      Use of Business Names. Except as provided for in the Prospect Medical Trademark License Agreement, Buyer covenants that it and its Affiliates shall not use the trade names, trademarks, service marks, trade dress, logos or symbols (as well as any abbreviations, variations or derivations thereof) of Sellers or their respective Affiliates, including without limitation any names or symbols that are not used exclusively in the Purchased Business prior to the Effective Time, in Buyer’s or its Affiliates’ respective trades or businesses nor any promotional material, educational material, signage, stationery, supplies or other items of inventory bearing either such names, marks, trade dress, logos or symbols or abbreviations, variations or derivations thereof.

Section 7.20.      Waiver of Bulk Sales Law Compliance. Each Party hereby waives, in connection with the Transactions, compliance by Sellers with the requirements, if any, of the “bulk sales” provision of Article 6 of the Uniform Commercial Code as it is in effect in the states the Prospect Acquired Entities operate and any other similar bulk transfer notice provisions.

Section 7.21.      Post-Closing Discovery of Contracts. If, following the Effective Date or the Closing Date, Sellers discover (through whatever means) one or more Material Contracts that have not been scheduled on Section 5.13(a) of the Disclosure Schedules, Sellers shall be required to update any or all of such schedules to include such Material Contracts; provided that, such updates shall not limit Sellers’ indemnification obligations under Section 10.2 herein.

Section 7.22.      Payoff Letters and Lien Releases. At least five (5) Business Days prior to the Closing, Sellers shall have delivered to Buyer a draft customary payoff letter(s) from the applicable lenders (or their duly authorized agent or representative) in connection with the repayment of the Closing Date Indebtedness in accordance with Section 2.2(l), together with related draft release documentation (including but not limited to UCC-3 financing statements, guaranty releases, intellectual property releases, DACA terminations and mortgage releases) (collectively, the “Payoff Letters”) and made arrangements for the holders of such Closing Date Indebtedness to deliver to Buyer, subject to the receipt of the applicable payoff amounts, the immediate release of all guarantees and Liens securing obligations under such Closing Date Indebtedness upon timely payment of the amounts referenced therein (including any “per diem” amount specified therein to the extent applicable). At least two (2) Business Days prior to the Closing, Sellers shall have delivered the executed copies of the Payoff Letters (it being understood that the effectiveness of any related lien or guaranty release documentation may be subject to the occurrence of the pay-off).

Section 7.23.      Transition Services Agreement. The Parties will use commercially reasonable efforts to negotiate the specific services to be provided pursuant to a Transition Services Agreement, the fees and costs to be charged for the services provided pursuant to the Transition Services Agreement, which such fees shall be consistent with fair market value, the duration of the Transition Services Agreement, and any other terms and provisions of the Transition Services Agreements. If the Parties agree on each of the foregoing, the Parties will, as of the Closing, enter into the Transition Services Agreement which will cover the scope of services outlined on Schedule 7.23, or such other services agreed to by the Parties.

Section 7.24.      PBGC Waiver. During the Interim Period, the Seller Representative shall take all reasonable actions to obtain and, as soon as reasonably practicable thereafter, provide to Buyer a written release and waiver by and among the Pension Benefit Guaranty Corporation (the “PBGC”), the applicable Sellers or the Seller Representative, and Buyer, in form and substance reasonably satisfactory to Buyer (the “PBGC Waiver”), pursuant to which the PBGC waives all possible claims it could bring against Buyer or any of its Affiliates, including a Prospect Acquired Entity, on or after the Closing Date with respect to or attributable to any Pension Plan, including, for the avoidance of doubt, with respect to any missed minimum funding contributions to a Pension Plan and any corresponding interest or penalties, any liability resulting from the termination of a Pension Plan, including any “termination premiums” under ERISA, and any successor or ERISA controlled group Liability with respect to the foregoing.

Section 7.25.      2024 Financial Statements.

(a)            On or before January 17, 2025, Sellers (or the Seller Representative on behalf of Sellers), will provide to Buyer the (i) audited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Purchased Business (i.e., on a “carve-out” basis) for the fiscal years ending on September 30, 2024 and September 30, 2023, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of mutually agreed upon independent public accountants of nationally recognized standing, and (ii) reviewed consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Purchased Business (i.e., on a “carve-out” basis) for each of the interim fiscal quarters in the fiscal years ended September 30, 2024 and September 30, 2023, together with all related notes and schedules thereto, in the case of each of foregoing clauses (i) and (ii), prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10, 13-01 and 13-02 of Regulation S-X) and which, with respect to clause (ii), shall have been reviewed by the independent auditors of the Purchased Business as provided in AS 4105 and which information shall be Marketing Compliant (collectively, the “2024 Financial Statements”).

Section 7.26.      Post-Closing Cooperation. From and after the Closing until the eighteen (18) month anniversary of the Closing Date, Sellers shall provide, at Buyer’s sole cost and expense, and shall cause their respective Affiliates to provide, reasonable support to Buyer (including by providing financial information in their possession, access to their personnel and otherwise providing reasonable assistance to Buyer) in connection with Buyer’s preparation of financial statements and other financial information and pro forma financial statements with respect to Buyer’s acquisition of the Purchased Business in respect of periods ended on or prior to the Closing Date, or to otherwise provide customary or required disclosure in connection with any equity or debt financing transaction, including by: (i) promptly delivering Financing Information for the most recently completed fiscal year and/or subsequent year-to-date interim fiscal period ended prior to the Closing Date and not required to be delivered prior to the Closing Date pursuant to Section 7.25; (ii) promptly providing books, records, management accounts, work papers and other financial information with respect to the period from the end of the most recently ended fiscal period of the Prospect Healthcare Entities and the Purchased Business to the Closing Date; and (iii) using commercially reasonable efforts to cause Sellers’ independent auditors to assist and cooperate with Buyer (including by delivery of customary comfort letters and participating in customary due diligence meetings), including by providing management representation letters and other similar items, if requested. Buyer shall promptly reimburse Sellers for all of Sellers’ and their Affiliates’ reasonable third-party fees and expenses in connection with the performance of their obligations under this Section 7.26 with respect to fiscal periods ending after the Closing.

Section 7.27.      SEC Reporting. During the Interim Period, upon Buyer’s reasonable good faith request, Sellers shall use commercially reasonable efforts to provide Buyer with Financing Information (which shall be Marketing Compliant) relating to the Purchased Business that Buyer may reasonably require for the purpose of compliance with its SEC reporting requirements. To the extent permitted by applicable Laws, Buyer will provide Sellers with the opportunity to review all such disclosures prior to their submission for filing with the SEC.

Section 7.28.      Employee Information. No earlier than one hundred twenty (120) days before the Closing Date, Sellers shall update Section 5.14(a) of the Disclosure Schedules in accordance with the provisions of Section 11.3(c) to include the names of each Employee whose information has been included on such section of the Disclosure Schedules.

Section 7.29.      Section 280G.

(a)            No later than twenty (20) Business Days prior to the Closing Date, Sellers shall deliver to Buyer for Buyer’s review and comment, a list of all individuals who Sellers reasonably believe are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (collectively, “Section 280G”)) with respect to any Seller or Prospect Healthcare Entity (each such individual a “Disqualified Individual”), and calculations of each Disqualified Individual’s “base amount” (within the meaning of Section 280G) and all payments or benefits (excluding any Buyer Potential Parachute Compensation that has not yet been provided to Sellers) that have been, will, or may be paid to such Disqualified Individual that could reasonably be expected to constitute a “parachute payment” under Section 280G (a “Parachute Payment”) unless the 280G Approval is obtained pursuant to Section 7.29(c). Sellers shall consider and apply Buyer’s reasonable comments to the list of Disqualified Individuals and the calculations of each Disqualified Individual’s base amount and potential Parachute Payments (and Buyer’s approval of the foregoing shall not be unreasonably withheld, conditioned, or delayed) and Sellers shall promptly provide any updates to such list or calculations that are appropriate, but in any event prior to seeking the 280G Approval described in Section 7.29(c). If the Buyer Potential Parachute Compensation is not timely provided or omits or understates the compensation and benefits that could be treated as a Parachute Payment to any Disqualified Individual such that the representation and warranty made in Section 5.15(g) is not satisfied then Sellers shall be relieved of any liability for such breach of Section 5.15(g) or for any other adverse consequences resulting from such omission or understatement. To the extent any Disqualified Individual would reasonably be expected to receive any Parachute Payment, no later than ten (10) Business Days prior to the Closing Date, Sellers shall provide to Buyer, for Buyer’s review and comment, a draft form of waiver agreement (a “280G Waiver”) and drafts of the documents to be provided to stockholders in connection with obtaining the 280G Approval (the “280G Approval Documents”). Sellers shall consider and apply Buyer’s reasonable comments to the draft 280G Waiver and draft 280G Approval Documents (which shall be provided to Sellers within three (3) Business Days after Buyer receives the foregoing documents), provided that, Buyer’s approval shall not be unreasonably withheld, conditioned, or delayed and shall also be provided within three (3) Business Days after Buyer receives the foregoing documents.

(b)            After Buyer’s approval of the 280G Waiver and no later than five (5) Business Days prior to the Closing Date, Sellers shall obtain and deliver to Buyer a signed 280G Waiver from each Disqualified Individual who would reasonably be expected to otherwise receive or have the right or entitlement to receive a Parachute Payment, unless the 280G Approval of such Parachute Payments is obtained pursuant to Section 7.29(c)

(c)            Following the delivery by Sellers to Buyer of each 280G Waiver described in Section 7.29(b), but in no event later than four (4) Business Days prior to the Closing Date, the applicable Seller or Prospect Healthcare Entity shall submit to its or their stockholders for approval (in a manner reasonably satisfactory to Buyer), by such number of stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments or benefits that are subject to a 280G Waiver and that may reasonably be expected to constitute Parachute Payments (as determined in accordance with Section 7.29(a)), such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code, and prior to the Closing the Company shall deliver to Buyer evidence reasonably satisfactory to Buyer (i) that a stockholder vote of the applicable Sellers or Prospect Healthcare Entities was solicited in conformance with Section 280G, the regulations promulgated thereunder, and this Section 7.29(c), and the requisite stockholder approval was obtained with respect to any payments or benefits that were subject to such 280G stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided pursuant to the 280G Waivers of those payments or benefits which were executed by the affected individuals. Providing Buyer with the foregoing evidence shall satisfy Sellers’ obligations under Section 2.2(r).

Section 7.30.      Other Business Insolvency Proceeding. Notwithstanding anything in this Agreement to the contrary, if at any time during the Interim Period, if PMH becomes the subject of a voluntary or involuntary petition under the federal bankruptcy Laws or any state insolvency Law or the appointment of a receiver, fiscal agent or similar officer by a court or other governing agency (a “PMH Insolvency”), in which the assets or equity of Prospect Health Services RI, Inc. or Prospect Provider Group RI, LLC (collectively the “RI Entities”) become a part of such petition or other applicable proceeding, but other than with respect to the RI Entities becoming involved in a PMH Insolvency, all other conditions set forth in Section 8.1, Section 8.2 and Section 8.3 have been satisfied, then at Buyer’s election, with written notice to Sellers, the Parties will proceed to consummate an initial Closing with respect to the Purchased Assets and Prospect Acquired Entities (the “Initial Closing”) and the Purchase Price shall be adjusted downwards by the amount allocated to the RI entities on Schedule 7.12(j) (Part I) (the “RI Entity Purchase Price Adjustment”); provided, that to the extent the RI Entities are removed from such petition or applicable proceeding at any time prior to the Outside Date (the “RI Entities Proceeding Carveout Date”), and all other conditions set forth in Section 8.1, Section 8.2 and Section 8.3 with respect to the RI Entities have been satisfied prior to the Outside Date, the Parties will proceed to consummate the Closing with respect to the RI Entities for the purchase price allocated to the RI Entities on Schedule 7.12(j) (Part I). Notwithstanding the foregoing, (a) to the extent Buyer does not elect to proceed with an Initial Closing prior to the Outside Date and (b) the Closing has not otherwise occurred on or prior to July 8, 2025, then (i) the assets and equity of the RI Entities contemplated to be Purchased Assets or Prospect Acquired Entities herein, shall automatically constitute Excluded Assets (for all purposes hereunder) and any Assumed Liabilities related to the RI Entities will constitute Excluded Liabilities (for all purposes hereunder), (such an occurrence referred to herein as a “RI Entity Exclusion Event”) and (ii) the Purchase Price shall be adjusted downwards by the amount of the RI Entity Purchase Price Adjustment (the “RI Entity Exclusion Purchase Price Adjustment”). To the extent a RI Entity Exclusion Purchase Price Adjustment occurs, such adjustment shall be deemed an adjustment to the Base Purchase Price for Tax purposes, unless otherwise required by applicable Law. To the extent the RI Entity Exclusion Event occurs, Buyer acknowledges and agrees that (w) the occurrence of a RI Entity Exclusion Event on its own and in itself shall in no event be deemed to be a Material Adverse Effect or be taken into account in determining whether there has been or if there is reasonably likely to be a Material Adverse Effect, (x) no representation, warranty, covenant or agreement of Sellers set forth in this Agreement shall be deemed to be breached to the extent resulting from a RI Entity Exclusion Event, (y) the occurrence of a RI Entity Exclusion Event on its own shall not result in the failure of any condition set forth in ARTICLE 8 to be satisfied, and (z) in no event shall Buyer be entitled to make any claims for Losses based on a RI Entity Exclusion Event; provided, however if (A) events occurring as a result of PMH Insolvency or RI Entity Exclusion Event causes other events or occurrence which constitutes a Material Adverse Effect and (B) such Material Adverse Effect is continuing as of the Outside Date, then Buyer shall be able to preserve all rights set forth in Section 8.2(c).

Section 7.31.      Joint Venture Equity. As soon as practicable, Sellers shall use reasonable best efforts to deliver or cause to be delivered to Buyer following receipt of any stockholder consent required to transfer the Joint Venture Equity:

(a)            a stock transfer agreement or other similar instruments for the transfer and assignment of the Joint Venture Equity to Buyer, free and clear of all Liens other than transfer restrictions pursuant to applicable securities Laws or the Organizational Documents of the Joint Venture Entity, duly executed by PIPH (the “Joint Venture Assignment Agreement”), in substantially the form attached hereto as Exhibit D; and

(b)            stock certificates evidencing the Joint Venture Equity, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto.

Section 7.32.      Certain Employee Matters.

(a)            No less than one hundred twenty (120) days prior to the Closing, Sellers shall provide Buyer with the information set forth on Schedule 7.32.

(b)            Buyer and Sellers shall use commercially reasonable efforts working together in good faith to resolve each of the following matters and any potential financial liability resulting therefrom:

(i)            the classification of Potentially Misclassified Employees, whereby Buyer shall provide Sellers with the specific reasons that Buyer believes that each Potentially Misclassified Employee is misclassified as exempt, whether individually or by job title;

(ii)            any miscalculation of the regular rate of pay for certain Employees and underpayment of overtime, meal and rest period premiums, and/or paid sick time as a result of any such miscalculation; and

(iii)            any actual or potential Employee nonpayment or underpayment of expense reimbursements for months during which applicable Employees worked from home/remotely on a full-time or hybrid basis;

provided that, Buyer shall be entitled to make reasonable suggestions as to alternative remedies to resolve such issues, and Sellers will consider each such reasonable suggestion in good faith, and either select among Buyer’s proposed options or counter-propose reasonable remedies to Buyer. Additionally Sellers shall use reasonable commercial efforts to work cooperatively with Buyer to cause the applicable Prospect Healthcare Entities to draft new job descriptions for the Potentially Misclassified Employees and those other Employees identified by Buyer in a form satisfactory to Buyer and its counsel.

(c)            To the extent warranted in light of remediations already implemented by Sellers, Sellers shall use commercially reasonable efforts to cooperate with Buyer and, based on reasonable input from Buyer and its counsel, remediate, adjust and/or amend Sellers’ calculation of regular pay rate (including but not limited to any regular pay rate involving flat sum bonuses/the DART formula referenced in Sellers due diligence responses provided to Buyer in connection with the Transactions) in accordance with applicable federal, state, and local Laws or in a manner reasonably acceptable to Buyer and its counsel.

(d)            Buyer shall identify proposed adjustments and/or clarifications to the engagement agreements or contracts of specific individual independent contractors of the Prospect Healthcare Entities who provide medical services, and Sellers shall make commercially reasonable efforts to cooperate with Buyer and its counsel’s to ensure that such individual independent contractors, to the extent they continue, or are expected after the Closing, to perform services for the Prospect Healthcare Entities, are properly classified as independent contractors and not employees of the Prospect Healthcare Entities. For those independent contractors who are not expected to continue to provide services to the Prospect Healthcare Entities after the Closing, Sellers shall cause notice of termination to be provided to such independent contractors so as to meet any notice requirements without any “pay in lieu of notice” provisions being triggered, and shall provide proof of such timely notice to Buyer and its counsel. To the extent any pay in lieu of notice is required, Sellers shall cause it to be paid to the applicable independent contractors on or before the regularly scheduled payroll of the applicable Prospect Healthcare Entity before the Closing, and provide proof of same to Buyer.

(e)            Buyer shall identify proposed adjustments and/or clarifications to the engagement agreements or contracts of specific Employees of the Prospect Healthcare Entities, and Sellers shall make commercially reasonable efforts to cooperate with Buyer and its counsel’s to ensure that such Employees, to the extent they continue, or are expected after the Closing, to be employed or perform services for the Prospect Healthcare Entities, sign new employment or services agreements that comply with local, state, and federal Laws. For those Employees who are not expected to continue employment with the Prospect Healthcare Entities after the Closing, Sellers shall cause notice of terminations of termination to be delivered to such Employees so as to meet any notice requirements without any “pay in lieu of notice” provisions being triggered, and shall provide proof of such timely notice to Buyer and its counsel. To the extent any pay in lieu of notice is required, Sellers shall cause it to be paid by the applicable Prospect Healthcare Entity to the applicable Employees on or before the regularly scheduled payroll before the Closing, and provide proof of same to Buyer.

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1.      Conditions to Mutual Obligations. The respective obligations of the Parties to consummate the Closing are subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)            HSR Act. All applicable waiting periods (including any extensions thereof) under the HSR Act and under the Antitrust Laws set forth on Schedule 7.2(a)(ii) shall have expired or been terminated (and, for avoidance of doubt, such expiration or termination under the HSR Act shall be effective for purposes hereof regardless of whether any Party has been notified by a Governmental Authority that its investigation of the transactions contemplated hereby remains open and ongoing).

(b)            Required Regulatory Approvals. The Parties shall have obtained all Required Regulatory Approvals and all Material Regulatory Approvals set forth in Schedule 7.2(a)(ii)(I) from and completed all regulatory processes with applicable Governmental Authorities, including but not limited to the DMHC and/or OCHA, as applicable, with respect to the Transactions.

(c)            No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or Order (whether temporary, preliminary or permanent) that prohibits or makes illegal the consummation of the transactions contemplated by ARTICLE 1 and such statute, rule, regulation, judgment, decree, injunction or other order is in effect.

(d)            No Actions. No Legal Proceeding shall be pending or threatened which (i) prevents or challenges consummation of the Transactions contemplated to take place at the Closing; or (ii) causes such Transactions to be rescinded following the Closing; provided that, this Section 8.1(d) shall not apply to any Legal Proceeding arising out of any Other Business Insolvency Proceeding (the absence of which shall not be a condition to Closing).

Section 8.2.      Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Sellers set forth in ARTICLE 4 and in ARTICLE 5 and the representations and warranties made by Sellers in the Transaction Documents, shall be true and correct, when read in light of any Schedules that are updated prior to the Closing Date in accordance with the provisions of Section 11.3(c), as of the Closing Date as though made on and as of the Closing Date, except: (i) that representations and warranties that are made as of a specific date need be true and correct only as of such date; and (ii) for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Material Adverse Effect. The Fundamental Representations shall be true and correct in all material respects, when read in light of any Schedules that are updated prior to the Closing Date in accordance with the provisions of Section 11.3(c), as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, as of such specified date.

(b)            Performance of Covenants. Sellers shall have performed or caused to be performed in all material respects all covenants that are required to be performed by them at or prior to the Closing Date.

(c)            Material Adverse Effect. Since the Effective Date, no Material Adverse Effect shall have occurred and be continuing.

(d)            Closing Deliverables. Sellers shall have delivered each of the closing deliverables set forth in Section 2.2 and the payoff letters and related documentation required by Section 7.22 within the timeframe provided in Section 7.22.

(e)            Required Consents. The Parties shall have obtained the Required Consents.

(f)               Delivery of Financial Statements. Sellers shall have delivered the following financial statements: (i) the Financing Information and (ii) to the extent not included in the Financing Information, (A) the audited consolidated historical financial statements of the Purchased Business (i.e. on a “carveout” basis) as of and for the two most recently completed fiscal years of the Purchased Business ended at least seventy-five (75) days prior to the Closing Date; and (B) the unaudited consolidated historical financial statements for the most recent year-to-date interim fiscal period of the Purchased Business (i.e. on a “carveout” basis) completed at least forty-five (45) days prior to the Closing Date (along with the comparative period for the prior year) and which information shall be Marketing Compliant. Buyer shall pay for the reasonable fees and expenses of such mutually accountants for the preparation of the 2024 Financial Statements, the financial statements required to be delivered pursuant to this Section 8.2(f) and the Financing Information otherwise required to be provided pursuant to this Agreement.

Section 8.3.      Conditions to Obligations of Sellers. The obligations of Sellers to consummate the Closing are also subject to the satisfaction or waiver, at or prior to the Closing, of each of the following conditions:

(a)            Representations and Warranties. The representations and warranties of Buyer set forth in ARTICLE 6 shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except: (i) that representations and warranties that are made as of a specific date need be true and correct only as of such date; and (ii) for breaches and inaccuracies the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Buyer’s ability to execute, deliver or perform this Agreement or any Transaction Document, or to timely consummate the transactions contemplated hereby or thereby.

(b)            Performance of Covenants. Buyer shall have performed all covenants that are required to be performed by it under this Agreement at or prior to the Closing Date.

(c)            Closing Deliverables. Buyer shall have delivered each of the closing deliverables set forth in Section 2.3 and Section 2.4.

Section 8.4.      Frustration of Closing Conditions. No Party may rely upon the failure of any condition set forth in this ARTICLE 8 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to comply in any material respect with its obligations hereunder.

Section 8.5.      Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this ARTICLE 8 that was not satisfied as of the Closing shall be deemed to be have been waived as of and from the Closing.

ARTICLE 9
TERMINATION

Section 9.1.      Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by written agreement of Buyer and the Seller Representative;

(b)            by Buyer or Sellers, by giving written notice of such termination to the other Party, on or after August 8, 2025 (the “Outside Date”), if any of the conditions set forth in ARTICLE 8 shall not have been fulfilled or waived by the Outside Date (other than those to be satisfied at the Closing, but provided that, such conditions shall then be capable of being satisfied if the Closing were to take place on such date); provided, however, that if the Required Regulatory Approvals have not been granted by the Outside Date, then Sellers (in their sole discretion and immediately upon written notice to Buyer prior to the expiration of the then current Outside Date) may extend the Outside Date up to a maximum period of three (3) months; and, provided, further, that neither Party may terminate this Agreement pursuant to this Section 9.1(b) at any time during which such Party is in material breach of its covenants in this Agreement and such breach (x) in the case of Sellers, has resulted in the failure of a condition in Section 8.1 or Section 8.2 to be satisfied and (y) in the case of Buyer, has resulted in the failure of a condition in Section 8.1 or Section 8.3 to be satisfied;

(c)            by Buyer, if there has been a material violation or breach by a Seller of any representation or warranty or of any covenant or agreement contained in this Agreement which, including the interim operating covenants set forth in Section 7.3, in either case, would, if all other closing conditions have been satisfied or waived, prevent the satisfaction of or result in the failure of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a breach of any covenant or agreement under this Agreement that is curable, has not been cured prior to the earlier to occur of (x) thirty (30) days after receipt by Sellers of written notice of such breach from Buyer and (y) the Outside Date; provided, however, Buyer may not terminate this Agreement pursuant to this Section 9.1(c) at any time during which Buyer is in material breach of this Agreement;

(d)            by any Seller, if there has been a material violation or breach by Buyer of any representation or warranty (or any such representation or warranty shall have become untrue in any material respect after the Effective Date) or covenant or agreement contained in this Agreement which would, in either case, prevent the satisfaction of or result in the failure of any condition to the obligations of Sellers at the Closing and such violation or breach has not been waived by Sellers or, with respect to a breach of any covenant or agreement under this Agreement that is curable, has not been cured by Buyer prior to the earlier to occur of (x) thirty (30) days after receipt by Buyer of written notice of such breach from a Prospect Healthcare Entity or (y) the Outside Date; provided, however, Sellers may not terminate this Agreement pursuant to this Section 9.1(d) at any time during which a Seller is in material breach of this Agreement; or

(e)            by Buyer or Sellers in the event that: (i) there shall be any Law that makes consummation of any of the Transactions illegal or otherwise prohibited; or (ii) any Governmental Authority shall have issued an Order restraining or enjoining any of the Transactions, and such Order shall have become final and non-appealable; provided that, the right to terminate this Agreement under this Section 9.1(e) shall not be available to any Party whose failure to fulfill any of its covenants, obligations or agreements under this Agreement is the cause of or resulted in such Order.

Section 9.2.      Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no Party shall have any liability to the other Party or their respective Affiliates, or their respective directors, managers, officers, shareholders, members, partners, attorneys, accountants, agents, representatives or employees or their heirs, successors and permitted assigns with respect to this Agreement or otherwise in respect of the transactions contemplated hereby, except for the obligations of the Parties contained in Section 4.6, Section 7.4, this Section 9.2, and ARTICLE 11 (and any related definitional provisions set forth herein) (which Sections and provisions shall survive the termination of this Agreement), and except that nothing in this Section 9.2 shall relieve a Party from liability for any Willful Breach or Fraud that arose prior to such termination. For purposes of the preceding sentence, the failure of a Party to comply with its obligations to consummate the Closing if and when required by Section 2.1 shall be deemed a Willful Breach if such failure is not cured within three (3) Business Days’ notice from the other Party. The Confidentiality Agreement shall survive the termination of this Agreement.

ARTICLE 10
INDEMNIFICATION

Section 10.1.      Survival.

(a)            Subject to the limitations and other provisions of this Agreement, each representation and warranty contained herein and in any Transaction Document shall survive the Closing Date until, and will expire and be of no force and effect on, the eighteen (18) month anniversary of the Closing Date, except that (i) the Fundamental Representations shall survive until the statute of limitations applicable to the subject matter thereof and (ii) the representations and warranties in Section 5.7 shall survive until ninety (90) days after the expiration of the statute of limitations applicable to the subject matter thereof. All of the covenants and agreements contained in this Agreement shall survive the Closing for the period contemplated by its terms or, if no such period is contemplated, until fully performed.

(b)            No Indemnified Person shall be entitled to make any claim in respect of any representation, warranty, covenant or agreement contained in this Agreement after the expiration of its applicable survival date as set forth in Section 10.1(a) (each, a “Survival Date”), except that any bona fide claim initiated by an Indemnified Person prior to the expiration of the applicable Survival Date in accordance with the provisions hereof shall survive until it is settled or resolved pursuant to this Agreement to the extent that an Indemnified Person provides written notice of such breach or inaccuracy (which notice shall describe the applicable breach or inaccuracy in reasonable detail, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable, any relevant time constraints relating thereto, and any other material details pertaining thereto) to the party to provide indemnity prior to the applicable Survival Date. The Parties specifically and unambiguously intend that the survival periods that are set forth in this Section 10.1 shall replace any statute of limitations that would otherwise be applicable.

(c)            The representations and warranties of each of the Parties set forth in this Agreement are material and shall be deemed to have been relied upon by the Party or Parties to whom they are made and shall survive as set forth above, regardless of any investigation on the part of such Party or its Representatives.

Section 10.2.      Indemnification.

(a)            Indemnification by Sellers. Subject to the other terms and conditions of this ARTICLE 10, from and after the Closing, Sellers shall indemnify and defend Buyer and its respective Affiliates and their respective successors, assigns, heirs and Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(i)             any breach of or inaccuracy in any of the representations or warranties of Sellers as set forth in ARTICLE 4 and ARTICLE 5 of this Agreement;

(ii)            any failure to perform or breach of any covenant or agreement of Sellers or the Seller Representative contained in this Agreement;

(iii)            any Excluded Asset or any Excluded Liabilities (other than any Pre-Closing Taxes that were expressly taken into account as a deduction in the calculation of the Purchase Price (as finally determined pursuant to Section 3.3));

(iv)            Losses incurred by Buyer or its Affiliates as a result of any Action related to the following matters (collectively, the “Special Indemnified Matters”):

(A)            the PMS CID Investigation and the PMH CID Investigations (as defined in Section 4.4 of the Disclosure Schedules);

(B)            any matter with respect to or attributable to a Pension Plan;

(C)            the matters related to the findings set forth in the FTI report dated October 9, 2024;

(D)            for the employment matters set forth on Schedule 10.2(a)(iv)(D); and

(E)            if not resolved prior to the Closing to the mutual agreement of the Parties in good faith, for non-compliance with DMHC requirements for approval of risk contracts as disclosed on Section 5.23(h) of the Disclosure Schedules.

(v)            any Fraud committed by Sellers.

(b)            Indemnification by Buyer. Subject to the other terms and conditions of this ARTICLE 10, from and after the Closing, Buyer shall indemnify and defend Sellers, the Seller Representative and their respective Affiliates and their respective successors, assigns, heirs and Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(i)              any breach of or inaccuracy in any of the representations or warranties of Buyer as set forth in ARTICLE 6 of this Agreement;

(ii)             any failure to perform or breach of any covenant or agreement of Buyer contained in this Agreement;

(iii)            any failure of Buyer to timely discharge or perform the Assumed Liabilities;

(iv)            any Liabilities (other than Taxes) arising on or after the Effective Time with respect to the Purchased Business;

(v)              (A) any Liabilities (other than Taxes) arising on or after the Effective Time with respect to any Transferred Employee, and (B) any Liabilities arising in connection with the Transactions with respect to Rollover Elected PTO, provided, however, that in regards to clause (B), only to the extent that Sellers provided Buyer with accurate information on which such Rollover Elected PTO is based, constituting the amount of Rollover Elected PTO for any applicable Transferred Employee and the rate of pay for each such Transferred Employee as of the Closing; and

(vi)            any Fraud committed by Buyer.

Section 10.3.      Certain Limitations. The indemnification provided for in Section 10.2 and shall be subject to the following additional limitations:

(a)            No Seller shall have any liability for indemnification in respect of any claim for indemnification under Section 10.2(a)(i) or Section 10.2(a)(ii) (other than a claim for indemnification attributable to Fraud or a breach of Section 5.7 or Section 7.12) until the aggregate amount of Losses indemnifiable pursuant to such Sections exceeds One Million Five Hundred Eighty Three Thousand One Hundred Twenty-Five Dollars ($1,583,125.00) (the “Deductible”), and thereafter Sellers shall only be liable for any claim for indemnification under Section 10.2(a)(i) and Section 10.2(a)(ii) (other than a claim for indemnification attributable to Fraud or a breach of Section 5.7 or Section 7.12) in excess of the Deductible; provided, however, that the aggregate amount of all Losses for which Sellers may be liable to the Buyer Indemnitees under Section 10.2(a)(i) or Section 10.2(a)(ii) (other than for claims for indemnification attributable to Fraud or a breach of Section 5.7 or Section 7.12) shall not exceed the amount of the Deductible; provided, further, that other than (i) any claim for or based on Fraud, or Losses attributable to “Pre-Closing Taxes”, (ii) any claim relating to the Special Indemnified Matters or Section 10.2(a)(iii) which are capped at the Indemnity Escrow Amount, Sellers shall have no liability under this Agreement in an aggregate amount greater than the Purchase Price. Thereafter, the Buyer Indemnitees’ only recourse in respect of any Losses exceeding the applicable limitations set forth in this Section 10.3(a) shall be with respect to the R&W Insurance Policy; provided, further, however, that, notwithstanding anything in this Agreement to the contrary, the limitations on indemnification set forth in this Section 10.3(a) shall not apply to any claim against the Seller Indemnitees (x) for or based on Fraud, or (y) a breach of a representation or warranty in Section 5.7 or covenant in Section 7.12.

(b)            For all purposes of this ARTICLE 10, “Losses” shall be net of any amounts paid or payable to an Indemnified Person under any insurance policy or Contract (including the R&W Insurance Policy) in connection with the facts giving rise to the right of indemnification hereunder, and each Indemnified Person shall use its reasonable commercial efforts to recover all amounts payable from other third party under any such Contract (including the R&W Insurance Policy) prior to seeking indemnification hereunder; provided, however, that the amount deemed to be paid under such insurance policies shall be net of the deductible for such policies.

(c)            If the amount to be netted hereunder from any indemnification payment required hereunder is determined after payment by an Indemnifying Person to an Indemnified Person of any amount otherwise required to be paid as indemnification pursuant hereto, the Indemnified Person shall repay, promptly after such determination, any amount that the Indemnifying Person would not have had to pay pursuant hereto had such determination been made at the time of such payment.

(d)            Each Indemnified Person shall use its commercially reasonable efforts to mitigate any indemnifiable Losses.

(e)            Upon making any payment to an Indemnified Person for any indemnification claim pursuant to this ARTICLE 10, the Indemnifying Person shall be subrogated, to the extent of such payment, to any rights which the Indemnified Person may have against any third parties with respect to the subject matter underlying such indemnification claim.

(f)            Notwithstanding the fact that any Indemnified Person may have the right to assert claims for indemnification under or in respect of more than one provision of this Agreement in respect of any fact, event, condition or circumstance, no Indemnified Person shall be entitled to recover the amount of any Losses suffered by such Indemnified Person more than once, regardless of whether such Losses may be as a result of a breach of more than one representation, warranty, obligation or covenant or otherwise; provided, however that to the extent that any Indemnified Person has the right to assert claims for indemnification under or in respect of more than one provision of this Agreement, such Indemnified Person may pursue such claim under any of the foregoing provisions of its choosing. In addition, any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability, or a breach of more than one representation, warranty, covenant or agreement, as applicable.

(g)            Other than with respect to Fraud, in no event shall any Indemnified Person be liable to any Indemnified Person for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value, or any damages based on any type of multiple.

(h)            Notwithstanding any other provision of this Agreement to the contrary, (a) none of the representations and warranties in Section 5.7 (other than Section 5.7(g)), Section 5.7(h), Section 5.7(k), Section 5.7(l), Section 5.7(m), Section 5.7(o), Section 5.7(r), Section 5.7(s), Section 5.7(t), Section 5.7(u), and Section 5.7(v) may be relied on to claim indemnification for Taxes for any taxable period (or portion thereof) beginning after the Closing Date, and (b) the Indemnified Persons shall have no right to indemnification or payment under this Agreement with respect to, or based on, Taxes to the extent of such Taxes, (A) result from the making by or at the direction of Buyer of an election under Section 338(g) of the Code (excluding for the avoidance of doubt Section 338(h)(10) Elections), or (B) were taken into account as Accrued Taxes in the calculation of Indebtedness (as finally determined), (II) Sellers shall not have liability under this Agreement for breaches of the representations and warranties in Section 5.7 and Pre-Closing Taxes in an aggregate amount greater than the Purchase Price; provided that the limitations set forth in this Section 10.3(h)(B)(II) shall not apply to any claim against the Seller Indemnitees based on a breach of the representations and warranties in Section 5.7(g) (disregarding any disclosures against such representations) or clause (i) or (v) of the definition of Pre-Closing Taxes, for which no limitations on indemnification shall apply.

(i)            Sellers shall not be liable under this ARTICLE 10 for any Losses based upon, or arising out of, any inaccuracy in or breach of any of the representations or warranties of Sellers contained in this Agreement if Buyer had knowledge of such inaccuracy or breach prior to the Closing; provided, however, notwithstanding anything in this Agreement to the contrary, the limitations set forth in this Section 10.3(i) will not apply to any claims for Losses attributable to a breach of the representations and warranties in Section 5.7, or, for the avoidance of doubt, Pre-Closing Taxes.

Section 10.4.      Indemnification Procedures. The Party making a claim under this ARTICLE 10 is referred to as the “Indemnified Person”, and the Party against whom such claims are asserted under this ARTICLE 10 is referred to as the “Indemnifying Person”. The Seller Representative shall act on behalf of Sellers in connection with any claim made under this ARTICLE 10.

(a)            If, on or after the Closing Date, any Indemnified Person receives notice of the assertion or commencement of any Action made or brought by any Person who is not a Party or an Affiliate of a Party or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Person with respect to which the Indemnifying Person is obligated to provide indemnification under this Agreement, the Indemnified Person shall give the Indemnifying Person reasonably prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Person. Subject in all respects to the R&W Insurance Policy, if an Indemnified Person gives notice to the Indemnifying Person pursuant to the assertion of a Third Party Claim, then the Indemnifying Person shall be entitled to participate in the defense of such Third Party Claim at its own cost and, to the extent that it wishes to assume the defense of such Third Party Claim, with counsel of its choosing, and the Indemnified Person shall cooperate in good faith in such defense. After notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third Party Claim, the Indemnifying Person shall not, so long as it diligently conducts such defense, be liable to the Indemnified Person under this ARTICLE 10 for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim. The assumption of the defense of a Third Party Claim shall not be an admission as to the liability of the Indemnifying Person in respect of such Third Party Claim or be deemed an acceptance or acknowledgment of the Indemnifying Person’s obligation to indemnify the Indemnified Person in respect of such Third Party Claim. The Parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim.

(b)            Cooperation regarding Third Party Claims. With respect to any Third Party Claim, both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third Party Claim and any related Actions at all stages thereof where such Person is not represented by its own counsel. The Parties agree to provide reasonable access to the other Parties to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim; provided, however, that the Parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and the attorney-client and work-product privileges of the other Parties. In connection therewith, each Party agrees that: (i) it will use commercially reasonable efforts, in respect of any Third Party Claim in which it has assumed or participated in the defense, to avoid production of confidential information (consistent with applicable Law and rules of procedure); and (ii) all communications between any Party and counsel responsible for or participating in the defense of any Third Party Claim shall, to the extent possible, be made so as to preserve any applicable attorney-client or work-product privilege.

(c)            Settlement of Third Party Claims. If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Person and provides, in customary form, for the unconditional release of each Indemnified Person from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Indemnified Person. If the Indemnified Person has assumed the defense pursuant to Section 10.4(a), it shall not agree to any settlement without the written consent of the Indemnifying Person (which consent shall not be unreasonably withheld or delayed).

(d)            Direct Claims. Any Action by an Indemnified Person on account of any Losses which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Person giving the Indemnifying Person reasonably prompt written notice thereof, but in any event not later than sixty (60) days after the Indemnified Person becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Person of its indemnification obligations, except and only to the extent that the Indemnifying Person forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Person shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the loss that has been or may be sustained by the Indemnified Person. The Indemnifying Person shall have sixty (60) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Person shall allow the Indemnifying Person and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Person shall assist the Indemnifying Person’s investigation by giving such information and assistance (including access to the Indemnifying Person’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Person or any of its professional advisors may reasonably request. If the Indemnifying Person does not so respond within such sixty (60) day period, the Indemnifying Person shall be deemed to have rejected such claim, in which case the Indemnified Person shall be free to pursue such remedies as may be available to the Indemnified Person on the terms and subject to the provisions of this Agreement. If there is a dispute regarding a Direct Claim the dispute shall be handled in accordance with terms and conditions set forth in this Agreement.

Section 10.5.      Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated for Tax purposes by the Parties as an adjustment to the Purchase Price, unless otherwise required by applicable Law.

Section 10.6.      Recourse.

(a)            Notwithstanding anything to the contrary contained in this Agreement but subject to the limitations set forth in Section 10.3, other than (i) any claim for or based on Fraud, Pre-Closing Taxes, (ii) a breach of a representation or warranty in Section 5.7, or (iii) a breach of a covenant in Section 7.12, indemnification pursuant to Section 10.2(a) may be recovered only from the following sources and only in the following sequence: (x) first, from the Indemnity Escrow Amount up to the Deductible (if applicable), (y) second, from the R&W Insurance Policy to the full extent of coverage available therefor under the R&W Insurance Policy, and (z) to the extent that the R&W Insurance Policy coverage limits have been exhausted, from the Indemnity Escrow Amount; provided that, under no circumstances shall Buyer have any rights of recourse against Sellers with respect thereto and no Seller shall be required to pay or have liability for any amounts to any Buyer Indemnitee hereunder (other than for Losses attributable to Pre-Closing Taxes, breaches of Section 5.7 or Section 7.12 or arising under Fraud).

(b)            On the nine (9) month anniversary of the Closing Date, the Seller Representative and Buyer shall execute and deliver to the Escrow Agent joint written instructions directing the release to the Seller Representative from the Escrow Account the Initial Indemnity Escrow Amount. On the eighteen (18) month anniversary of the Closing Date, the Seller Representative and Buyer shall execute and deliver to Escrow Agent joint written instructions directing the release to the Seller Representative from the Escrow Account the then remaining balance of the Indemnity Escrow Amount, subject to any pending claims and pursuant to the terms and conditions of the Escrow Agreement.

Section 10.7.      Exclusive Remedies. Notwithstanding anything to the contrary herein, subject to and except for Section 7.12 and Section 11.9, the Parties acknowledge and agree that from and after the Closing their sole and exclusive remedy with respect to any and all claims for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE 10, and from and after the Closing each Party expressly waives and releases, to the fullest extent permitted under Law, and agrees to waive and release any and all other rights or Actions it or its Affiliates may have against the other Party or its Affiliates or their respective Representatives now or in the future under any applicable Law (regardless of the theory of recourse) with respect to the preceding matters. Nothing in this Section 10.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.9. IN FURTHERANCE OF THE FOREGOING, FROM AND AFTER THE CLOSING, EACH PARTY HEREBY WAIVES, WITH RESPECT TO THIS AGREEMENT AND THE TRANSACTIONS, ALL OTHER RIGHTS AND REMEDIES ARISING UNDER OR BASED UPON ANY STATUTORY OR COMMON LAW OR OTHERWISE, AND AGREES NOT TO BRING ANY ACTIONS OR PROCEEDINGS AT LAW, IN EQUITY, IN TORT OR OTHERWISE, INCLUDING RESCINDING THE AGREEMENT, IN RESPECT OF ANY BREACHES OF REPRESENTATIONS, WARRANTIES OR OTHER PROVISIONS OF THIS AGREEMENT OR IN CONNECTION WITH THE TRANSACTIONS.

ARTICLE 11
MISCELLANEOUS

Section 11.1.      Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.1):

To Buyer:

Astrana Health, Inc.
1668 S. Garfield Avenue, 2nd Floor

Alhambra, CA 91801
Attention: Chan Basho
Email: cbasho@apollomed.net

With a copy (which shall not constitute notice) to:

Russ August & Kabat LLP
12424 Wilshire Blvd., Floor 12

Los Angeles, CA 90025
Attention: Christine Shin, Esq.

Attention: Lauren Geisser, Esq.
Email: cshin@raklaw.com

Email: lgeisser@raklaw.com

To Sellers or PMH:

Prospect Medical Holdings, Inc.

3828 Delmas Terrace

Culver City, CA 90232

Attention: General Counsel

Email: Frank.Saidara@pmh.com

With copies (which shall not constitute notice) to:

Sheppard Mullin Richter & Hampton LLP

1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067-6017

Attention: Eric A. Klein, Esq.

Attention: Nioura F. Ghazni, Esq.

Email: EKlein@sheppardmullin.com

    NGhazni@sheppardmullin.com

Section 11.2.      Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses.

Section 11.3.      Disclosure Schedules.

(a)            The “Disclosure Schedules” means the document identified as the Disclosure Schedules (as may be modified from time to time in accordance with the terms hereof), dated as of the Effective Date, delivered by Sellers to Buyer in connection with this Agreement and which sets forth: (i) the information specifically described in certain of the representations and warranties contained in ARTICLE 4 and ARTICLE 5 and (ii) exceptions or qualifications to the representations and warranties contained in ARTICLE 4 and ARTICLE 5. It is specifically acknowledged that the Disclosure Schedules may expressly provide exceptions to a particular Section of ARTICLE 4 or ARTICLE 5 notwithstanding that the Section does not state “except as set forth on Section ‘__’ of the Disclosure Schedule” or words of similar effect.

(b)            Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item on the Disclosure Schedules is intended to vary the definition of “Material Adverse Effect” or to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included on the Disclosure Schedules is or is not material for purposes of this Agreement. Unless this Agreement specifically provides otherwise, neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item on the Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included on the Disclosure Schedules is or is not in the ordinary course of business for purposes of this Agreement.

(c)            Each Section of the Disclosure Schedules is qualified in its entirety by reference to specific provisions of this Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of any Party, except as and to the extent provided in this Agreement. Certain matters set forth on the Disclosure Schedules are included for informational purposes only notwithstanding that, because they do not rise above applicable materiality thresholds or otherwise, they may not be required by the terms of this to be set forth herein. All attachments of the Disclosure Schedules are incorporated by reference into the Section of the Disclosure Schedules in which they are referenced. Subject to the last sentence in this Section 11.3(c), Sellers shall prior to or at the Closing, by notice to Buyer, supplement, amend or create any Section of the Disclosure Schedules, in order to add information or correct previously supplied information. No such supplement, amendment or addition shall be evidence, in and of itself, that the representations and warranties in the corresponding Section are no longer true and correct in all material respects. So long as any such supplement, amendment or addition is not material, such updated disclosure shall be deemed to cure any breach for purposes of Section 8.2(a). If, however, the Closing occurs, any such supplement, amendment or addition will be effective to cure and correct for all other purposes any breach of, or inaccuracy in, any representation, warranty, or covenant which would have existed if such supplement, amendment or addition had not been made, and all references to any part of the Disclosure Schedules which is supplemented or amended shall for all purposes after the Closing be deemed to be a reference of the Disclosure Schedules as so supplemented or amended. In such case, Buyer shall be deemed to have waived any and all rights, remedies or other recourse to which Buyer might otherwise be entitled in respect of such breach or inaccuracy. Notwithstanding anything to the contrary set forth herein, Sellers shall not be permitted to amend, supplement or revise Section 2.2(l) of the Disclosure Schedules, Section 5.5(a) of the Disclosure Schedules, Section 5.5(b) of the Disclosure Schedules, or Section 5.5(c) of the Disclosure Schedules without approval from the Debt Financing Sources.

Section 11.4.      Governing Law; Arbitration; Submission to Jurisdiction; Waiver of Jury Trial.

(a)            This Agreement and any claim, controversy or dispute arising under, in connection with or related to this Agreement, including claims of Fraud, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties (“Agreement Proceedings”), will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to a contract made and performed in that state, without regard to choice of law or conflict of law principles that would require the application of the laws of any other jurisdiction.

(b)            Except for injunctive or other equitable relief or as otherwise provided in this Agreement, any and all Agreement Proceedings shall be resolved by binding arbitration in Los Angeles County, California, before one arbitrator independent of the Parties and selected in accordance with, and the arbitration shall be administered by JAMS pursuant to, JAMS’ Comprehensive Arbitration Rules and Procedures excluding its optional Arbitration Appeal procedures; provided, however, that any arbitrator designated pursuant to this Section 11.4(b) shall be a lawyer experienced in commercial and business affairs.

(c)            All arbitration proceedings will be closed to the public and confidential, and all records relating thereto will be permanently sealed, except as necessary to obtain court confirmation of the judgment of the arbitrator or to give effect to res judicata and collateral estoppel, in which case, all filings with any court shall be sealed to the extent permissible by the court. Nothing in this Section 11.4(c) is intended to, or shall, preclude a party to the arbitration from communicating with, or making disclosures to his, her or its lawyers, tax advisors, auditors and insurers, as necessary and appropriate or from making such other disclosures as may be required by any applicable Law.

(d)            To the maximum extent permitted by Law, the decision of the arbitrator shall be final and binding and not be subject to appeal. If a party against whom the arbitrator renders an award fails to abide by such award, the other party may seek to enforce such award in any court of competent jurisdiction.

(e)            Except as otherwise provided herein, the successful or prevailing party in any Agreement Proceeding shall be entitled to recover reasonable attorneys’ fees, expenses and costs related to such action or suit in an amount to be set by the court or arbitrator, as the case may be, including any such fees and costs incurred in any appeal and other costs incurred in that Agreement Proceeding.

(f)            Except as otherwise provided in this Agreement, each Party hereby: (i) irrevocably and unconditionally submits to the exclusive jurisdiction of the applicable state or federal courts sitting in Los Angeles County, California for purposes of all Agreement Proceedings; (ii) agrees not to commence any proceeding except in such courts; and (iii) irrevocably waives, to the fullest extent permitted by Law, any objection which such Party may now or hereafter have to the laying of the venue of any such court or that such proceeding has been brought in an inconvenient forum.

(g)            To the extent permitted by Law, each Party hereby knowingly, voluntarily and intentionally waives the right to a trial by jury in respect of any Agreement Proceedings.

Section 11.5.      Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Sellers, or in the case of a waiver, by the Party against whom such waiver is intended to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.6.      No Assignment or Benefit to Third Parties. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties and any purported assignment in violation of the foregoing shall be null and void ab initio; provided, however, that Buyer shall be entitled to assign or delegate this Agreement or all or any part of its rights or obligations hereunder: (a) to any one or more Affiliates of Buyer; or (b) for collateral security purposes to any lender providing financing to Buyer; and provided, further, that any Seller may assign any of its rights to payment and collection, to its successors or legal representatives. No assignment or delegation shall relieve the assigning or delegating party of any of its obligations hereunder. Except as expressly set forth herein in Section 6.11, Section 7.9, Section 7.12, or Section 11.11 (it being agreed that the Persons identified therein as third party beneficiaries shall have the right to enforce this Agreement directly as if they were a party hereto to the extent that they may deem such enforcement necessary or advisable to protect their rights hereunder), nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer and Sellers, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement. Notwithstanding the foregoing, in the event that any Party hereto seeks an amendment, modification consent or waiver to any of this Section 11.6 or the definition “Debt Financing Sources” herein (or any other provision of this Agreement to the extent an amendment, modification, consent or waiver of such provision would modify the substance of such Sections or definition), in each case, that is adverse to the Debt Financing Sources, the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of the Debt Financing Sources that are party to the Financing Commitment shall be required before any such amendment, modification, consent or waiver may become effective.

Section 11.7.      Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable: (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Notwithstanding the foregoing, the parties hereto intend that the remedies and limitations set forth in this Agreement shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability of (a) Buyer, (b) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Buyer, and their respective Affiliates, including the Debt Financing Sources and each party to the Financing Commitment, and their respective officers, directors, employees, agents, successors and assigns, (c) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of any Person named in the preceding clause (a) or (b), and (d) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, or assignees of any of the foregoing.

Section 11.8.      Time of Essence. Time is of the essence for each and every provision of this Agreement.

Section 11.9.      Specific Performance.

(a)            The Parties agree that: (i) irreparable damage could occur in the event that the provisions of this Agreement or obligations, undertakings, covenants or agreements of the Parties were not performed in accordance with their specific terms or were otherwise breached; and (ii) monetary damages, even if available, would not be an adequate remedy for any such failure to perform or any breach of this Agreement. Accordingly, it is agreed that prior to the valid termination of this Agreement pursuant to Section 9.1, the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions of this Agreement in any court specified in Section 11.4(f) without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing, the Parties hereby further acknowledge and agree that prior to the valid termination of this Agreement pursuant to Section 9.1, Sellers shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the covenants required to be performed by Buyer under this Agreement (including to cause Buyer to consummate the Closing and to make the payments contemplated by this Agreement, including ARTICLE 1), in addition to any other remedy to which Sellers are entitled at law or in equity.

(b)            Each Party agrees that it will not oppose (and hereby waives any defense in any action for) the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that: (i) the other Parties have an adequate remedy at law; or (ii) an award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law, equity or otherwise. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement when available pursuant to the terms of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)            Each Party further agrees that (i) by seeking the remedies provided for in this Section 11.9, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement, the Financing Commitment or the Limited Guarantee or in the event that the remedies provided for in this Section 11.9 are not available or otherwise are not granted and (ii) nothing set forth in this Section 11.9 shall require any Party to institute any action for (or limit any Party’s right to institute any action for) specific performance under this Section 11.9 prior or as a condition to exercising any termination right under ARTICLE 9, nor shall the commencement of any action pursuant to this Section 11.9 or anything set forth in this Section 11.9 restrict or limit any such Party’s right to terminate this Agreement in accordance with ARTICLE 9, or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 11.10.      No Rescission. No Party shall be entitled to rescind the transactions contemplated hereby by virtue of any failure of any Party’s representations and warranties herein to have been true or any failure by any Party to perform its obligations hereunder.

Section 11.11.      Legal Representation. Each of the Parties hereto acknowledges that SMRH (“Company Counsel”) has acted as counsel for Sellers and the Seller Representative in connection with this Agreement and consummation of the Transactions (the “Acquisition Engagement”) and not as counsel for any other Person, including Buyer, and that Company Counsel has also represented the Prospect Acquired Entities in respect of other matters (“Company Engagements”). Company Counsel is an express third-party beneficiary of, is intended to benefit from, and may enforce its rights under this Section 11.11.

(a)            Acquisition Engagement. Only Sellers shall be considered a client of Company Counsel in the Acquisition Engagement. Buyer agrees, on behalf of itself and, after the Closing, on behalf of the Prospect Acquired Entities, that all communications in any form or format whatsoever between or among Company Counsel, on the one hand, and the Prospect Acquired Entities, or any of their directors, managers, officers, employees or other Representatives, on the other hand, that relate in any way to the negotiation, documentation and consummation of the Transactions or any dispute arising under this Agreement or any Transaction Document (collectively, the “Acquisition Privileged Communications”) shall be deemed to be attorney-client privileged and that the Acquisition Privileged Communications and the expectation of client confidence relating thereto belong solely to Sellers, shall be controlled by Sellers and shall not pass to or be claimed by Buyer or the Prospect Acquired Entities. Accordingly, Buyer shall not have access to any Acquisition Privileged Communications, or to the files of Company Counsel relating to the Acquisition Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, upon and after the Closing: (i) Sellers and Company Counsel shall be the sole holders of the attorney-client privilege with respect to the Acquisition Engagement, and neither the Prospect Acquired Entities nor their Subsidiaries nor Buyer shall be a holder thereof; (ii) to the extent that files of Company Counsel in respect of the Acquisition Engagement constitute property of the client, only Sellers shall hold such property rights; (iii) Company Counsel shall have no duty whatsoever to reveal or disclose any such files or Acquisition Privileged Communications to the Prospect Acquired Entities or Buyer by reason of any attorney-client relationship between Company Counsel and the Prospect Acquired Entities or otherwise; (iv) if a dispute arises between Buyer or the Prospect Acquired Entities, on the one hand, and a Third Party, on the other hand, then Buyer or the Prospect Acquired Entities shall assert the attorney-client privilege to prevent the disclosure of the Acquisition Privileged Communications to such Third Party; provided, however, that neither Buyer nor the Prospect Acquired Entities may waive such privilege without the prior written consent of Sellers; and (v) if either Buyer or a Prospect Acquired Entity is legally requested by Order or otherwise to access or obtain a copy of all or a portion of the Acquisition Privileged Communications, then Buyer shall promptly (and, in any event, within twenty-four (24) hours) notify Sellers in writing (including by making specific reference to this Section 11.11) so that Sellers can seek a protective order and Buyer agrees to use (and to cause such Prospect Acquired Entity to use) all reasonable efforts to assist therewith.

(b)            Company Engagements. The Parties acknowledge the community of interest between the Prospect Acquired Entities and Sellers in view of the fact that Sellers hold, directly or indirectly, all of the outstanding equity of the Prospect Acquired Entities. Accordingly, Buyer agrees that the principles that apply to the Acquisition Engagement regarding client confidences, attorney-client communications, attorney-client privilege, client files and disclosures shall also apply to Company Engagements. Thus, notwithstanding that any Prospect Acquired Entity is or was a client in the Company Engagements, from and after the Closing: (i) all communications in any form or format whatsoever between or among Company Counsel, on the one hand, and the Prospect Acquired Entities, Sellers, or any of their respective directors, managers, officers employees or other representatives, on the other hand, in the course of all Company Engagements (collectively, the “Other Privileged Communications”) shall be deemed to be attorney-client confidences that belong solely to Sellers and not the Prospect Acquired Entities; (ii) Buyer shall not have access to any Other Privileged Communications, or to the files of Company Counsel relating to the Company Engagement; (iii) Sellers and Company Counsel shall be the sole holders of the attorney-client privilege with respect to each Company Engagement, and neither the Prospect Acquired Entities nor Buyer shall be a holder thereof; (iv) to the extent that files of Company Counsel in respect of any Company Engagement constitute property of the client, only Sellers shall hold such property rights; (v) Company Counsel shall have no duty whatsoever to reveal or disclose any such Other Privileged Communications or files to the Prospect Acquired Entities or Buyer by reason of any attorney-client relationship between Company Counsel and the Prospect Acquired Entities or otherwise; (vi) if a dispute arises between Buyer or any Prospect Acquired Entity, on the one hand, and a Third Party, on the other hand, then Buyer or such Prospect Acquired Entity shall assert the attorney-client privilege to prevent the disclosure of the Other Privileged Communications to such Third Party; provided, however, that neither Buyer nor such Prospect Acquired Entity may waive such privilege without the prior written consent of Sellers; and (vii) if either Buyer or such Prospect Acquired Entity is legally required by Order or otherwise to access or obtain a copy of all or a portion of the Other Privileged Communications, then Buyer shall promptly (and, in any event, within twenty-four (24) hours) notify Sellers in writing (including by making specific reference to this Section 11.11) so that Sellers can seek a protective order and Buyer agrees to use (and to cause such Prospect Acquired Entity to use) all reasonable efforts to assist therewith.

(c)            Post-Closing Representation of Sellers, Including Matters Relating to the Acquisition. If Sellers so desire, and without the need for any consent or waiver by the Prospect Acquired Entities or Buyer, Company Counsel shall be permitted to represent any of Sellers after the Closing in connection with any matter, including anything related to the transactions contemplated hereto or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Company Counsel shall be permitted to represent Sellers, or any one or more of them, in connection with any matter whatsoever, including any negotiation, transaction or dispute (“dispute” includes litigation, arbitration, administrative proceeding, mediation, negotiation or other adversary proceeding) with Buyer or the Prospect Acquired Entities under or relating to this Agreement, any transaction contemplated hereby, and any related matter (such as claims for indemnification and disputes involving employment or noncompetition or other agreements entered into in connection with this Agreement), whether or not such matter is related to the Acquisition Engagement or any Company Engagement.

(d)            Cessation of Attorney-Client Relationship with the Prospect Acquired Entities. Upon and after the Closing, the Prospect Acquired Entities shall cease to have any attorney-client relationship with Company Counsel, including with respect to any Company Engagements, unless after the Closing, Company Counsel is subsequently engaged in writing by the Prospect Acquired Entities to represent the Prospect Acquired Entities and either: (i) such engagement involves no conflict of interest with respect to Sellers; or (ii) Sellers consent in writing to such engagement. Any such representation of the Prospect Acquired Entities by Company Counsel after the Closing shall not affect the provisions of this Section 11.11. For example, and not by way of limitation, even if Company Counsel is representing a Prospect Acquired Entity after the Closing, Company Counsel shall be permitted simultaneously to represent Sellers or any of their Affiliates in any matter, including any disagreement or dispute relating to this Agreement. Furthermore, Company Counsel shall be permitted to withdraw from any Company Engagement in order to be able to represent or continue so representing Sellers or any Affiliates thereof, even if such withdrawal causes the Prospect Acquired Entities or Buyer additional legal expense (such as to bring new counsel “up to speed”), delay or other prejudice.

(e)            Consent and Waiver of Conflicts of Interest. Sellers and Buyer consent to the arrangements in this Section 11.11 and waive any actual or potential conflict of interest that may be involved in connection with any representation by Company Counsel permitted hereunder. In particular, Buyer hereby irrevocably waives and agrees not to assert, and agrees to cause the Prospect Acquired Entities to irrevocably waive and not to assert, any conflict of interest arising from or in connection with: (i) Company Counsel’s prior representation of the Prospect Acquired Entities; and (ii) Company Counsel’s representation of any one or more of Sellers or its Affiliates prior to, on or after the Closing. Buyer hereby consents and agrees to, and agrees to cause the Prospect Acquired Entities to consent and agree to, Company Counsel representing Sellers or any of their respective Affiliates after the Closing, including with respect to disputes in which the interests of Sellers or any of their respective Affiliates may be directly adverse to Buyer or the Prospect Acquired Entities, and even though Company Counsel may have represented the Prospect Acquired Entities in a matter substantially related to any such dispute, or may be handling ongoing matters for the Prospect Acquired Entities. Buyer further consents and agrees to, and agrees to cause the Prospect Acquired Entities to consent and agree to, the communication by Company Counsel to Sellers or any of their respective Affiliates in connection with any such representation of any fact known to Company Counsel arising by reason of Company Counsel’s prior representation of the Prospect Acquired Entities.

(f)            Privileged Communications. Buyer agrees that it will not, and that it will cause each Prospect Acquired Entity not to: (i) access or use the Acquisition Privileged Communications or Other Privileged Communications, including by way of review of any electronic data, communications or other information, or by seeking to have any Seller waive the attorney-client or other privilege, or by otherwise asserting that Buyer or the Prospect Acquired Entities have the right to waive the attorney-client or other privilege; or (ii) seek to obtain the Acquisition Privileged Communications or Other Privileged Communications from Company Counsel.

(g)            Excess Payment. Company Counsel is authorized to remit to the Seller Representative any payments that Company Counsel receives from or on behalf of the Prospect Healthcare Entities to the extent that such payments are in excess of Company Counsel’s fees incurred by the Prospect Healthcare Entities in connection with the transactions contemplated hereby, it being acknowledged by Buyer and the Prospect Healthcare Entities that such remitted payments belong to the Seller Representative (for the benefit of Sellers).

Section 11.12.      Construction. Unless the express context otherwise requires: (a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean United States Dollars; (d) unless otherwise provided, references herein to a specific Article, Section, clause, Attachment, Schedule or Exhibit shall refer, respectively, to the Articles, Sections and clauses of, and Attachments, Schedules and Exhibits to, this Agreement; (e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; (f) any reference to the masculine, feminine or neuter gender shall include each other gender; (g) when reference is made herein to “the business of” a Person, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such Person; (h) all accounting and financial terms shall be deemed to have the meanings assigned thereto under GAAP unless expressly stated otherwise; (i) any reference to any applicable Law in this Agreement refers to such applicable Law as in effect at the Effective Date and the Closing Date; (j) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and if the last day of any such period is not a Business Day, such period will end on the next Business Day; (k) when calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation and if the last day of any such period is not a Business Day, such period will end on the next Business Day; (l) the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement; (m) references to “day” means calendar days unless Business Days are expressly specified; (n) references to any Person includes such Person’s predecessors, successors and assigns to the extent, in the case of successors and assigns, such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (o) references to the conduct of a Prospect Healthcare Entity’s business means such business as presently conducted; (p) a reference herein to an agreement of the Parties means a written agreement of the Parties; (q) the word “threatened” or any variation thereof means “threatened in writing”; (r) the word “or” is not exclusive; (l) references to the Parties means the Parties to this Agreement and (m) a reference to “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. For the avoidance of doubt, “out-of-pocket” expenses of a Person shall exclude payments made to employees of such Person or to any of its Affiliates or employees. Any provision hereof permitting a Party or its Representatives to have access to books and records of another Party shall be deemed to include obtaining such access electronically to the extent the first Party or its Representatives so requests and such books and records are maintained in electronic format. When this Agreement states that a Prospect Healthcare Entity has “made available,” “delivered” or “provided” (or terms of similar import) a particular document or information to Buyer, it shall mean such document or information was made available by a Prospect Healthcare Entity or its Representatives via (i) the posting of such items or information to the Electronic Data Room, (ii) the provision of access to hard copies of such items or information, or (iii) the provision of such items or information in electronic format (including by fax, e-mail or by other electronic means). Any representation and warranty made as to any past fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction shall be deemed to have been made with respect to the three (3)-year period prior to the Effective Date, except if another period is expressly stated. The recitals and all Exhibits and Schedules and Appendices annexed hereto or referred to herein are, by this reference, incorporated in and made a part of this Agreement as if set forth in full herein. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party or Parties drafting such agreement or document. For purposes of determining whether a Prospect Healthcare Entity has been or is being “operated in the ordinary course of business consistent with past practices” (or any similar term), such determination shall disregard and not take into consideration any variation or deviation in such Prospect Healthcare Entity’s operations and practices from the ordinary course and past practices of such Prospect Healthcare Entity that are reasonably attributable to circumstances arising in connection with COVID-19 or COVID-19 Measures.

Section 11.13.      Entire Agreement. This Agreement (including all Attachments, Schedules, Exhibits and Appendices hereto), the Confidentiality Agreement and (with respect to the parties thereto) the Transaction Documents contain the entire agreement among the parties with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters. Without limiting the foregoing, the bid letter dated May 21, 2024 provided to PMH by Astrana, and the Exclusivity Agreement by and between the Prospect Equity Sellers and Astrana dated as of October 3, 2024 are hereby terminated. The Parties have voluntarily agreed to define their rights, liabilities and obligations with respect to the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement, the Transaction Documents and the Confidentiality Agreement, and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement, the Transaction Documents or the Confidentiality Agreement. Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and all Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein. Further, no Person is asserting the truth of any factual statements contained in any representation and warranty set forth in this Agreement; rather, the Parties have agreed that should any representations and warranties of any Party prove inaccurate, the other Party shall have the specific remedies herein specified as the exclusive remedy therefor.

Section 11.14.      Counterparts; Effectiveness. This Agreement may be executed in several counterparts (any of which counterparts may be delivered by facsimile, portable document format (pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (including DocuSign)), each of which shall be deemed an original and all of which shall together constitute one and the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each Party has received a counterpart hereof signed by the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, will be disregarded in determining a Party’s intent or the effectiveness of such signature.

Section 11.15.      Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each Seller, on behalf of themself, their Subsidiaries and each of their controlled Affiliates hereby:

(a)            agrees that any legal action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or the Financing shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action or proceeding to the exclusive jurisdiction of such court;

(b)            agrees not to bring or support or permit any of their Subsidiaries and each of their controlled Affiliates to bring or support any legal action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or the Financing or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(c)            agrees that service of process upon Sellers, their Subsidiaries or any of their controlled Affiliates in any such legal action or proceeding shall be effective if notice is given in accordance with Section 11.1;

(d)            irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action or proceeding in any such court;

(e)            agrees that any such legal action or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing;

(f)            knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action or proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Financing;

(g)            agrees that none of the Debt Financing Sources shall have any liability to Sellers or any of their Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement or the Financing, in tort or otherwise; and

(h)               agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.15 and the last, the second to last and the third to last sentences of Section 7.14(e), and that this Section 11.15, the last, the second to last and the third to last sentences of Section 7.14(e) and the definition of Debt Financing Sources (and any definitions set forth in, or other provisions of, this Agreement to the extent an amendment, waiver or modification thereof would affect the substance of any of the foregoing) may not be amended, waived or modified in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that are party to the Financing Commitment (and any such amendment, waiver or modification without such prior written consent shall be null and void). Notwithstanding the foregoing, nothing in this Section 11.15 shall in any way limit or modify the rights and obligations of Buyer under this Agreement, or any Debt Financing Source’s obligations under the Financing Commitment.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed and delivered or caused this Agreement to be executed and delivered as of the Effective Date.

“Buyer”

ASTRANA HEALTH, INC

By:	/s/ Brandon Sim
Name:	Brandon Sim
Its:	Chief Executive Officer

ASTRANA HEALTH MANAGEMENT, INC.

By:	/s/ Thomas Lam
Name:	Thomas Lam, M.D.
Its:	Chief Executive Officer

ASTRANA CARE HOSPITAL, LLC

By:	/s/ Thomas Lam
Name:	Thomas Lam, M.D.
Its:	President

METROPOLITAN IPA

By:	/s/ Thomas Lam
Name:	Thomas Lam, M.D.
Its:	President and Treasurer

[Signature Page to Asset and Equity Purchase Agreement]

AMG, A CALIFORNIA PROFESSIONAL MEDICAL CORPORATION

By:	/s/ Thomas Lam
Name:	Thomas Lam, M.D.
Its:	Chief Executive Officer & Secretary

APOLLOCARE PARTNERS OF TEXAS PLLC
By: Astrana Health Enablement of Texas, Inc., its Member

By:	/s/ Thomas Lam
Name:	Thomas Lam, M.D.
Its:	Authorized Officer

ASTRANACARE PARTNERS OF ARIZONA, LLC
By: Astrana Health, Inc., its Manager

By:	/s/ Chandan Basho
Name:	Chandan Basho
Its:	Chief Financial Officer

[Signature Page to Asset and Equity Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered or caused this Agreement to be executed and delivered as of the Effective Date.

“Sellers”

PHP HOLDINGS, LLC
By: Prospect Healthcare Facilities Management, LLC, its Manager

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PHS HOLDINGS, LLC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT INTERMEDIATE HOLDINGS, LLC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT PROVIDER GROUP RI, LLC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT MEDICAL SYSTEMS, LLC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

[Signature Page to Asset and Equity Purchase Agreement]

PROSPECT PROVIDER GROUP TX, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT HEALTH SERVICES TX, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

POMONA VALLEY MEDICAL GROUP, INC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT MEDICAL GROUP AZ, LLC

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

RIGHTRX

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT PHYSICIAN HOLDINGS, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

[Signature Page to Asset and Equity Purchase Agreement]

PROSPECT INTERMEDIATE PHYSICIAN HOLDINGS, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

NEW GENESIS MEDICAL ASSOCIATES, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PRIMARY AND MULTI-SPECIALTY CLINICS OF ANAHEIM, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT HEALTH SOURCE MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

GENESIS HEALTHCARE OF SOUTHERN CALIFORNIA, INC., A MEDICAL GROUP

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

[Signature Page to Asset and Equity Purchase Agreement]

NUESTRA FAMILIA MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

STARCARE MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT PROFESSIONAL CARE MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

PROSPECT NWOC MEDICAL GROUP, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

UPLAND MEDICAL GROUP, A PROFESSIONAL MEDICAL CORPORATION INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Its:	Senior Vice President

[Signature Page to Asset and Equity Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered or caused this Agreement to be executed and delivered as of the Effective Date.

“Seller Representative”

PROSPECT MEDICAL HOLDINGS, INC.

By:	/s/ Von Crockett
Name:	Von Crockett
Title:	Co-Chief Executive Officer

[Signature Page to Asset and Equity Purchase Agreement]

SCHEDULE A

DEFINITIONS

In this Schedule, and in the Agreement and the other Exhibits and Schedules hereto, unless the context otherwise requires, the following terms shall have the meanings assigned below and the terms listed in the chart below shall have the meanings assigned to them in the Section set forth opposite to such term (unless otherwise specified, section references in this Schedule A are to Sections of this Agreement):

Term:	Section:

280G Approval	Section 7.29(c)
280G Approval Documents	Section 7.29(a)
280G Waiver	Section 7.29(a)
2024 Financial Statements	Section 7.25
Accounting Expert	Section 3.3(d)
Accounting Functions	Section 5.4(c)
Accounting Principles	Section 3.1(a)
Acquisition Engagement	Section 11.11
Acquisition Privileged Communications	Section 11.11(a)
Actual Cash on Hand	Section 3.3(a)
Actual Closing Date Indebtedness	Section 3.3(a)
Actual Closing Tangible Net Equity	Section 3.3(a)
Actual Closing Working Capital	Section 3.3(a)
Actual Company Transaction Expenses	Section 3.3(a)
Actual IBNR Amount	Section 3.5(a)(i)
Actual Tax Liability	Section 7.12(n)
Agreement	Preamble
Agreement Proceedings	Section 11.4(a)
Alta	Recitals
Alta Assets Allocation Methodology	Section 7.12(j)
Alta Assignment Agreement	Section 2.2(b)
Alta Equity	Recitals
Alta Tax Purchase Price	Section 7.12(j)
Alternative Financing	Section 7.14(b)
Acquisition Engagement	Section 11.11
Acquisition Privileged Communications	Section 11.11(a)
Assumed Contracts	Section 1.2(f)
Assumed IP	Section 1.2(c)
Assumed Liabilities	Section 1.4
Assumed Permits	Section 1.2(g)
Astrana	Preamble
Authorization Letters	Section 7.14(d)(iii)
Bill of Sale	Section 2.2(d)
Buyer	Preamble

[Schedule A]

Term:	Section:
Buyer-Controlled Tax Contest	Section 7.12(g)
Buyer Indemnitees	Section 10.2(a)
Buyer Releasees	Section 7.7(b)
Buyer Releasing Parties	Section 7.7(a)
Buyer Returns	Section 7.12(c)
Buyer Solicited Parties	Section 7.6(b)
Buyer Soliciting Parties	Section 7.6(b)
Cap	Section 10.3(a)
Cash on Hand	Section 3.1(b)
CDPH	Recitals
CEHRT	Section 5.23(c)
Closing	Section 2.1
Closing Date	Section 2.1
Closing Date Indebtedness	Section 2.2(l)
Closing IBNR	Section 3.1(c)
Closing Payment	Section 2.4
Closing Statement	Section 3.3(a)
Closing Tangible Net Equity	Section 3.1(d)
Closing Working Capital	Section 3.1(e)
CMIR	Section 7.2(b)(i)(A)
COC Agreement	Section 7.11(d)
COC Release Agreement	Section 7.11(d)
Company Counsel	Section 11.11
Company Designee	Section 7.1
Company Engagements	Section 11.11
Confidential Information	Section 7.4(b)
Confidentiality Agreement	Section 7.1
Continuation Period	Section 7.11(a)
Cost Reports	Section 5.23(b)
Covered Persons	Section 7.9(a)
Covered Tax Contest	Section 7.12(g)
Deductible	Section 10.3(a)
Developer	Section 5.11(d)
Direct Claim	Section 10.4(d)
Disclosed Tax Liabilities	Section 2.2(s)
Disclosure Schedules	Section 11.3(a)
DMHC	Recitals
Effective Date	Preamble
Effective Time	Section 2.1
Environmental Laws	Section 5.10(a)(v)
EHR Programs	Section 5.23(c)

[Schedule A]

Term:	Section:
Estimated Closing Cash on Hand	Section 3.2(a)
Estimated Closing Date Indebtedness	Section 3.2(a)
Estimated Closing Statement	Section 3.2(a)
Estimated Closing Tangible Net Equity	Section 3.2(a)
Estimated Company Transaction Expenses	Section 3.2(a)
Estimated IBNR Amount	Section 3.1(f)
Estimated Net Working Capital	Section 3.2(a)
Estimated Purchase Price	Section 1.6(b)
Estimated Tax Liability	Section 7.12(n)
Excluded Assets	Section 1.3
Excluded Liabilities	Section 1.5
Excluded Peer Review Materials	Section 1.3(m)
Final Alta Assets Allocation	Section 7.12(j)
Final PHS RI 338(h)(10) Allocation Statement	Section 7.12(k)(ii)
Final Purchased Assets Allocation	Section 7.12(j)
Final Release Date	Section 10.6(b)
Financial Statements	Section 5.4(a)
Financing	Section 6.6(a)
Financing Amounts	Section 6.5
Financing Commitment	Section 6.6(a)
Financing Fee Letter	Section 6.6(a)
Hazardous Material	Section 5.10(a)(v)
Healthcare Business	Recitals
Held Asset	Section 7.15(a)
Hospital	Recitals
Hospital Business	Recitals
IBNR Closing Statement	Section 3.5(a)(i)
IBNR Consultation Period	Section 3.5(a)(ii)
IBNR Disputed Objection	Section 3.5(a)(ii)
IBNR Objection	Section 3.5(a)(ii)
IBNR Objection Notice	Section 3.5(a)(ii)
IBNR Review Period	Section 3.5(a)(ii)
Inbound Licenses	Section 5.11(b)
Indemnified Person	Section 10.4
Indemnifying Person	Section 10.4
Insurance Policies	Section 5.18
Intellectual Property Licenses	Section 5.11(b)
Intentional Breach	Section 7.14(j)
Interim Financial Statements	Section 5.4(a)
Interim Period	Section 7.1
Joint Venture Assignment Agreement	Section 7.31
Leased Real Property	Section 1.2(a)

[Schedule A]

Term:	Section:
Leased Real Property Documents	Section 5.13(a)(xiii)
Licensed Intellectual Property	Section 5.11(b)
Key Employee	Section 7.3(a)(ii)(J)
Material Contracts	Section 5.13(a)
Material Regulatory Approvals	Section 7.2(a)(ii)
Merger	Section 5.8(b)
Minimum Health Plan Tangible Net Equity	Section 3.1(g)
Minimum RBO Tangible Net Equity	Section 3.1(h)
Monthly Financial Statements	Section 5.4(a)
Most Recent Balance Sheet Date	Section 5.4(a)
Most Recent Financial Statements	Section 5.4(a)
MRA	Section 1.5(c)
Neutral Accounting Firm	Section 3.3(d)
Notice of Disagreement	Section 3.3(c)
OHCA Notice	Section 7.2(b)(i)
Omitted Asset	Section 7.15(b)
Orientation Committee	Section 7.3(a)(i)
Other Privileged Communications	Section 11.11(b)
Other Prospect Business	Section 1.3(n)
Outbound Licenses	Section 5.11(b)
Outside Date	Section 9.1(b)
Owned Real Property	Section 5.10(a)
Parachute Period	Section 7.28(a
Party(ies)	Preamble
Payoff Letters	Section 7.22
Per-Entity Allocation	Section 7.12(j)
PBGC	Section 7.24
PBGC Waiver	Section 7.24
PHP Equity	Recitals
PHPH	Preamble
PHPH APOs	Recitals
PHPH Subsidiaries	Recitals
PHS	Preamble
PHS RI	Recitals
PHS RI Assets Allocation Methodology	Section 7.12(j)
PHS RI Assignment Agreement	Section 2.2(a)
PHS RI Equity	Recitals
PHS RI Tax Purchase Price	Section 7.12(j)
PHS TX	Section 5.23(l)
PIH	Recitals
PMG	Recitals

[Schedule A]

Term:	Section:
PMH	Preamble
PMH Insolvency	Section 7.30
PMS	Recitals
PMS Business	Recitals
PPG	Recitals
PPG RI	Recitals
PPG RI Business	Recitals
PPG TX	Section 5.23(m)
Prospect Acquired Entities	Recitals
Proposed Alta Assets Allocation	Section 7.12(j)
Proposed PHS RI 338(h)(10) Allocation Statement	Section 7.12(k)(ii)
Proposed Purchased Assets Allocation	Section 7.12(j)
Proposed Transaction	Section 7.2(b)(ii)(H)
Prospect Asset Sellers	Preamble
Prospect Equity Sellers	Preamble
Prospect Health Plan	Recitals
Prospect Health Plan Assignment Agreement	Section 2.2(c)
Purchased Assets	Recitals
Purchased Assets Allocation Methodology	Section 7.12(j)
Purchased Assets Tax Purchase Price	Section 7.12(j)
Purchased Business	Recitals
Purchase Price	Section 1.6(a)
RBOs	Recitals
RBO Requirements	Section 5.23(h)
Real Property	Section 1.2(a)
Registered Intellectual Property	Section 5.11(a)
Releasee(s)	Section 7.7(b)
Releasing Party(ies)	Section 7.7(b)
Required Regulatory Approvals	Section 7.2(b)(ii)(A)
Required Consents	Section 2.2(m)
Resolution Period	Section 3.3(d)
Restricted Parties	Section 7.6(c)
Restricted Period	Section 7.6(a)
Review Period	Section 3.3(c)
RI Entities	Section 7.30
RI Entity Exclusion Event	Section 7.30
RI Entity Purchase Price Adjustment	Section 7.30
RI Reorganization	Section 7.3(d)
Section 338(h)(10) Elections	Section 7.12(k)(i)
Section 280G	Section 7.29(a)
Securities Act	Section 6.7(a)
Seller Group	Section 6.11
Seller Indemnitees	Section 10.2(b)
Seller R&W Provisions	Section 6.11

[Schedule A]

Term:	Section:
Seller Releasees	Section 7.7(a)
Seller Releasing Parties	Section 7.7(b)
Seller Representative	Preamble
Seller Returns	Section 7.12(a)
Seller Solicited Parties	Section 7.6(b)
Seller Soliciting Parties	Section 7.6(b)
Seller-Controlled Tax Contest	Section 7.12(g)
Sellers	Preamble
Service Contracts	Section 5.13(a)(xiv)
Service Period	Section 5.24(a)
Special Indemnified Matters	Section 10.2(a)(iv)
Specific Period	Section 7.14(d)(ii)
Specified Financing Covenants	Section 7.14(f)
Stimulus Funds	Section 5.29(a)
Subleased Real Property	Section 5.10(c)
Subleases	Section 5.10(c)
Subsidiary Securities	Section 5.3
Survival Date	Section 10.1(b)
Tangible Net Equity	Section 3.1(i)
Tangible Personal Property	Section 1.2(b)
Target Tangible Net Equity	Section 3.1(j)
Target Working Capital	Section 3.1(k)
Tenant Leases	Section 1.2(a)
Terms and Conditions	Section 5.29(a)
Third Party Claim	Section 10.4(a)
Transfer Taxes	Section 7.12(l)
Transferred Employees	Section 7.11(a)
Working Capital	Section 3.1(l)
Year-End Financial Statements	Section 5.4(a)

“Accrued PTO” means all earned or accrued but unused PTO of Transferred Employees through and including the Closing Date, including the employer portion of any payroll or other employment Taxes thereon, as set forth on the Closing Statement.

“Accrued Taxes” means (a) the amount of the aggregate liabilities of the Prospect Acquired Entities, and the Joint Venture Entity or attributable to the ownership, operation or management of the Purchased Assets or Purchased Business for unpaid Taxes attributable to any Pre-Closing Tax Period, determined (i) with regard to any estimated (or other prepaid) Tax payments made prior to the Closing to the extent such amounts actually can be used under applicable Law to offset specific Taxes attributable to Pre-Closing Tax Periods included in Accrued Taxes, (ii) in accordance with past practice of the applicable Prospect Acquired Entity, or the Joint Venture Entity (as applicable), (iii) taking into account (A) any Transfer Taxes that are the responsibility of Sellers under Section 7.12(l), and (B) any unpaid Disclosed Tax Liabilities (other than any unpaid Disclosed Tax Liabilities that are described in clause (y) of Section 2.2(s), and (c) by excluding any Taxes included in the determination of Tangible Net Equity.

[Schedule A]

“Acquired Equity Interests” means the Alta Equity, PHP Equity, and the PHS RI Equity.

“Acquisition Proposal” means, any offer, proposal or indication of interest, including any amendment or modification to any offer, proposal or indication of interest (other than, in each case, an offer, proposal or indication of interest made or submitted by or on behalf of Buyer), relating to (i) the direct or indirect issuance to such Person or “group” or acquisition by such Person or “group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing twenty percent (20%) of the Prospect Healthcare Entities, or (ii) the direct or indirect acquisition by such Person or “group” of any business or assets representing at least twenty percent (20%) of the consolidated assets of the Prospect Healthcare Entities, in either of cases (i) or (ii), whether pursuant to or as a result of a merger (including a reverse merger in which any of the Prospect Healthcare Entities is the surviving corporation), reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer, any combination of the foregoing or any other transaction or series of related transactions. For the avoidance of doubt, Acquisition Proposal shall not include any offer, proposal or indication of interest, including any amendment or modification to any offer, proposal or indication of interest relating to the Seller Representative, its Affiliates (other than the Prospect Healthcare Entities) or the Other Prospect Business.

“Action” means any cause of action, demand, notice of violation, suit, proceeding, litigation, citation, summons, subpoena, investigation, arbitration, mediation, claim or charge of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity.

“Affiliate” means, with respect to any subject Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such subject Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Code Section 1504, any group of corporations filing a combined report for purposes of Delaware corporate franchise or corporate income tax, and any affiliated, combined, consolidated, unitary, or other similar group for Tax purposes.

“AMVI” means AMVI/Prospect Medical Group, a California professional medical corporation.

“Antitrust Authorities” means the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States, and any other Governmental Authority having jurisdiction with respect to the Transactions pursuant to applicable Antitrust Laws.

[Schedule A]

“Antitrust Law” means the HSR Act, the Sherman Act, 15 U.S.C. §§ 1-7, as amended, the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended, the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended, all applicable foreign antitrust Laws, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and (ii) any other plan, policy, Contract, program, practice, agreement or arrangement providing for compensation or benefits or providing for compensation or benefits, including commissions, bonuses, incentive awards, executive compensation, phantom stock, retention, salary continuation, stock or equity based compensation, profit-sharing, deferred compensation, life insurance, death benefit pension, retirement or post-retirement, savings, expense reimbursements, medical, vision, dental, disability, hospitalization, employee loan, educational assistance, welfare or fringe benefits, change of control, severance, termination, sick leave, or vacation pay, to which the applicable Prospect Healthcare Entity is a party, with respect to which the applicable Prospect Healthcare Entity has any obligation (including any contingent liability with respect to an ERISA Affiliate) or which are maintained, contributed to or sponsored by the applicable Prospect Healthcare Entity or any of its ERISA Affiliates for the benefit of any current or former Employee, officer or director.

“Breach” means “breach” as defined in 45 C.F.R. § 164.402.

“Business Associate” means a “business associate” as defined in 45 C.F.R. § 160.103.

“Business Associate Agreement” means a written agreement between a Business Associate and a Covered Entity as required by HIPAA.

“Business Day” means a day other than any day on which banks are authorized or obligated by Law or executive order to close in Los Angeles, California.

“Business Insolvency Proceeding” means any bankruptcy, insolvency, assignment for the benefit of creditors, exercise of creditors rights or other Legal Proceeding affecting the assets or business of all or any portion of the Healthcare Business.

“Buyer Parachute Compensation” all agreements, term sheets, plans and/or similar arrangements (whether or not executed) that could possibly result in providing compensation and/or benefits to any Disqualified Individual that could reasonably be expected to be considered a “parachute payment” under Code Section 280G. Such Buyer Potential Parachute Compensation information shall include specific quantitative compensation values for Sellers to use in performing its Code Section 280G numerical analysis and in any Code Section 280G stockholder vote.

“Buyer Plans” means the employee benefit plans, agreements, programs, policies and arrangements of Buyer or any of its Affiliates in which Transferred Employees are eligible to participate following the Closing.

[Schedule A]

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended from time to time, and the regulations promulgated thereunder.

“Cash Out Elected PTO” means Accrued PTO that is not Rollover Elected PTO.

“CCA” means the Consolidated Appropriations Act, 2021 (Pub. L. 116-260).

“Chamber” means Chamber Inc., a Delaware corporation.

“CMS” means the Centers for Medicare & Medicaid Services.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral Assignment” means that certain Collateral Assignment of Assignable Option Agreement, dated May 23, 2023, by Prospect Medical Systems, LLC for the benefit of Wilmington Trust, National Association, as collateral agent.

“Combined Tax Return” means any Tax Return of an affiliated, combined, consolidated, unitary or similar group that includes a Seller or any of its Affiliates (other than the Prospect Acquired Entities), on the one hand, and any Prospect Acquired Entity, on the other hand.

“Company Transaction Expenses” means any liabilities incurred by the Prospect Healthcare Entities, any Seller, or any beneficial owner of any Seller incurred in connection with the preparation, structuring, negotiation or consummation of the Transactions, including, without limitation, all liabilities under the Transaction Bonus Retention Agreements, Sellers’ portion of the Insurance Costs, and any investment banking, accounting, attorney or other professional fees incurred by any Prospect Healthcare Entity prior to the Closing with respect to the Transactions, including the employer portion of any payroll or other employment Taxes thereon.

“Contract” means any legally binding contract, indenture, note, bond, lease, license, commitment or other legally binding agreement, including without limitation agreements or participating provider agreements with Third-Party Payor Programs or other arrangements with Governmental Authorities (but not including any purchase orders, invoices or sales quotes) and that has not been terminated and has not expired in accordance with its terms.

“COVID Tax Acts” means The Families First Coronavirus Response Act (Pub. L. 116-127), the CARES Act, as amended (including by the Paycheck Protection Program Flexibility Act of 2020 (Pub. L. 116-142) and the CCA, and any related executive order and includes any Treasury Regulations or other official guidance promulgated under any of the foregoing.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Action, Order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

[Schedule A]

“CRCG” means Coordinated Regional Care Group, LLC, a Delaware limited liability company and which is a wholly-owned subsidiary of PMH.

“CRCG Employees” means those employees of CRCG who provide services to PHS RI and/or PPG RI.

“Debt Financing Source” means each party that has committed to provide or arrange or otherwise entered into agreements in connection with the Financing, including the Financing Commitment, and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto, together with their respective Affiliates and their funds and their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, funds, members, manager, general or limited partners, officers, directors, employees, agents and representatives and their respective successors and assigns.

“Disproportionate Share Payments” means disproportionate share payments payable to the Hospital pursuant to applicable Laws.

“Dollars” or “$” means the lawful currency of the United States of America.

“Electronic Data Room” means the electronic data room established by the Seller Representative in connection with the Transactions.

“Employees” means, with respect to any Prospect Healthcare Entity or its Affiliates, (a) each person who as of immediately prior to the Closing is an active employee (or an employee reflected as active on payroll records) providing services to the Purchased Business, including employees on vacation or on a regularly scheduled day off from work (including for jury service or military service duty); and (b) each such employee who is on short-term disability, long-term disability or other leave of absence as of immediately prior to the Closing.

“Equitable Principles” means (a) bankruptcy, insolvency, reorganization, moratorium and similar Laws, in each case, affecting creditors’ rights and remedies generally, and (b) general principles of equity and equitable relief, including equitable defenses and the discretion of the court before which any Legal Proceeding may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included a Prospect Healthcare Entity.

“Escrow Agent” means JP Morgan Chase Bank, N.A. (or its successor under the Escrow Agreement).

“Escrow Agreement” means that certain Escrow Agreement to be entered into by and among Buyer, the Seller Representative and the Escrow Agent on the Closing Date, in substantially the form attached hereto as Exhibit F.

[Schedule A]

“Escrow Amount” means an amount equal to the sum of the Indemnity Escrow Amount plus the Purchase Price Adjustment Amount.

“Excluded Contracts” means all Contracts, including enterprise-wise Contracts, other than the Assumed Contracts.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, state Medicaid programs, state CHIP programs, TRICARE and similar or successor programs with or for the benefit of any Governmental Authority.

“Financing Information” means:

(a)            the audited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Purchased Business (i.e., on a “carve-out” basis) for the two (2) most recently completed fiscal years of the Purchased Business ended at least seventy-five (75) days prior to the Closing Date, together with all related notes and schedules thereto, and in each case accompanied by the audit reports thereon of such mutually agreed upon independent public accountants of nationally recognized standing, (2) the unaudited consolidated balance sheets and related consolidated statements of operations, stockholders’ equity and cash flows of the Purchased Business (i.e., on a “carve-out” basis) for any subsequent fiscal quarter ended at least forty-five (45) days prior to the Closing Date and the portion of the fiscal year through the end of such quarter and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, in the case of each of foregoing clauses (1) and (2), prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-09, 3-10, 13-01 and 13-02 of Regulation S-X) and which, with respect to clause (2), shall have been reviewed by the independent auditors of the Purchased Business as provided in AS 4105 and, if reasonably requested by Buyer, customary “flash” financial information with respect to a completed fiscal period for which financial statements are not yet available and (3) the financial statements related to the Purchased Business as required in paragraph 4 of Exhibit C of the Financing Commitment;

(b)            financial statements and all other financial information related to the Purchased Business and reasonably necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four (4) fiscal quarter period ended at least forty-five (45) days prior to the Closing Date) that give effect to the Transactions as if the Transactions had occurred as of the last day of such period (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations) and which are prepared in accordance with GAAP, but which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in registered public offerings or private placements pursuant to Rule 144A promulgated under the Securities Act;

[Schedule A]

(c)            financial data, audit reports, business and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Purchased Business (and customary due diligence materials with respect to the Purchased Business)) regarding the Purchased Business of the type that would be required by Regulation S-X (including Rule 3-05 thereof, but excluding Rules 3-09, 3-10, 13-01 and 13-02 of Regulation S-X) and Regulation S-K (other than Item 402 of Regulation S-K) for a registered public offering of securities of Buyer or any of its Affiliates (including for Buyer’s preparation of pro forma financial statements), in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for a registered public offering or private placements of securities under Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Purchased Business or any of the Prospect Healthcare Entities (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such registration statement or offering memorandum) customary “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information of the Purchased Business or any of the Prospect Healthcare Entities to be included in such registration statement or offering memorandum;

(d)            the consents of auditors for use of their unqualified audit reports in any registration statement or offering memorandum relating to the Financing or in any registration statement or offering memorandum for any securities being issued as part of or in lieu of all or a portion of the Financing or in any government filings (including filings with the SEC) that are required to include the Financing Information;

(e)            any replacements or restatements of and supplements to the information specified in clauses (a) through (d) above if any such information would become “stale”, contain a material misstatement or omit any material fact necessary in order to make such information, in the light of the circumstances under which the information was provided, not materially misleading or otherwise be unusable for such purposes; and

(f)            any comfort representation letters required in connection with the provision of any “comfort letters” in accordance with Section 7.14(d)(vii);

provided that, the Financing Information shall exclude (1) a description of the anticipated Financing or any component thereof, including amounts, interest rates, dividends, fees and expenses related thereto, (2) risk factors relating solely to (x) the anticipated Financing or any component thereof and (y) the Transactions and any component thereof or (3) any post-Closing or pro forma assumed cost savings, synergies or similar adjustments (and the assumptions relating thereto).

“Fraud” means actual and intentional common law fraud under Applicable Laws of the State of Delaware solely with respect to a representation or warranty contained in this Agreement, made by a Party (a) with respect to Sellers, to Sellers’ Knowledge, or (b) with respect to Buyer, to Buyer’s actual knowledge, or its falsity and made for the purpose of inducing the other party to act, and upon which the other party justifiably relies with resulting Losses. For the avoidance of doubt, “Fraud” shall not include equitable fraud, constructive fraud, negligent misrepresentation or omission, or any form of fraud premised on recklessness or negligence.

“Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification of Sellers), Section 4.2 (Authority and Enforceability of Sellers), Section 4.6 (Brokers’ Fees), Section 5.1 (Organization and Power), Section 5.2 (Capitalization), and Section 5.25 (Brokers’ Fees).

[Schedule A]

“GAAP” means United States generally accepted accounting principles, as in effect as of the date of this Agreement.

“Government Programs” means any Federal Health Care Program and any similar state or local programs.

“Governmental Authority” means any United States or foreign federal, state, provincial or local government or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of any such government or political subdivision, any entity charged with the responsibility to administer or enforce the Healthcare Laws, and any supranational organization of sovereign states exercising such functions for such sovereign states.

“Healthcare Contracts” means all Contracts with a value equal to or greater than One Hundred Fifty Thousand Dollars ($150,000.00) held by any Seller where another party to the contract is a physician, hospital, healthcare provider, healthcare organization, referral source, referral recipient, management or administrative company and the contract relates to the provision of health care or professional services or related management or administrative services.

“Healthcare Information Laws” means all applicable Laws and industry self-regulatory programs concerning the collection, use, analysis, retention, storage, protection, transfer, disclosure, processing, and/or disposal of Personal Information including, but not limited to: HIPAA; HITECH; the 21st Century Cures Act; any federal, state, and local Laws regulating the privacy and/or security of Personal Information, including, but not limited to, state and federal Laws providing for notification of breach of privacy or security of Personal Information; state and federal consumer protection Laws; state social security number protection Laws; the Federal Trade Commission Act; the federal Privacy Act of 1974; the Telephone Consumer Protection Act and its state law equivalents; the CAN-SPAM Act; the Fair Credit Reporting Act and its state law equivalents; and the California Consumer Privacy Act as amended by the California Privacy Rights Act (and their implementing regulations), California Online Privacy Protection Act, California Confidentiality of Medical Information Act, Texas Data Privacy and Security Act, the Rhode Island Data Transparency and Privacy Protection Act, the Video Privacy Protection Act, and state and federal wiretapping laws. In each case with respect to the Laws described in foregoing clauses of this definition, as the same may be amended, modified or supplemented from time to time, any successor statutes thereto, any and all rules or regulations promulgated thereunder.

[Schedule A]

“Healthcare Laws” means, to the extent applicable: (i) 21 U.S.C. §§ 301 et seq. (the Federal Food Drug and Cosmetic Act) and the regulations promulgated thereunder; (ii) the federal Anti-kickback Statute, 42 U.S.C. § 1320a-7b and the regulations promulgated thereunder, and applicable state Law analogs; (iii) the federal Civil False Claims Act (31 U.S.C. §§ 3729, et seq.) and the regulations promulgated thereunder, and applicable state Law analogs; (iv) the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801, et. seq.) and the regulations promulgated thereunder; (v) the Anti-Kickback Act of 1986 (41 U.S.C. §§ 5158, et. seq.) and the regulations promulgated thereunder; (vi) the Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a) and the regulations promulgated thereunder; (vii) the federal Health Care Fraud Law (18 U.S.C. § 1347) and the regulations promulgated thereunder; (viii) the Healthcare Information Laws; (ix) the Electronic Records; Electronic Signatures requirements of 21 CFR Part 11; (x) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq. and the regulations promulgated thereunder; (xi) the Physician Self-Referral Law, 42 U.S.C. § 1395nn et seq. and applicable state Laws respecting self-referrals by health care providers; (xii) the Knox-Keene Act; (xii) all Laws relating to the practice of licensed health care professions (including the corporate practice of medicine or other professions), delegation to and supervision of nonphysician personnel, medical/clinical documentation, medical/clinical record retention, unprofessional conduct, fee-splitting, and advertising and marketing of health care services in the jurisdictions in which the Healthcare Business operates; (xiii) any Law pertaining to or regulating to licensure, certification, accreditation or other authorizations for Alta and the Prospect Healthcare Entities; (xiv) any Law pertaining to the provision of and payment for health care items and services, including the terms and conditions of participation or coverage and conditions of payment for Government Programs the provision or administration of, or payment for, health care products and services, and all terms and conditions of participating in Government Programs; (xv) implementing regulations and other guidance addressing claims processing, medical necessity, exclusion and debarment, quality, safety, security or any other aspect of providing health care; (xvi) Medicare provider-based regulations; (xvii) federal and state disproportionate share hospital payment rules and regulations; (xviii) laws concerning Permits; (xix) California medical staff rules and regulations; (xx) the Medicare Shared Saving Program rules, regulations and program requirements; (xxi) ACO Realizing Equity, Access, and Community Health (“ACO REACH”) rules, regulations and program requirements; (xxii) all other Center for Medicare and Medicaid Innovation (“CMMI”) rules, regulations and program requirements; and each of the foregoing as amended from time to time.

“Healthcare Professional” means any physician, physician assistant, advanced practice registered nurse, registered nurse, and any other licensed or unlicensed clinical personnel employed or otherwise contracted with or retained by any Prospect Healthcare Entity to perform or provide health care services.

“HIPAA” means collectively the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations at 45 C.F.R. Parts 160, 162 and 164 et seq., as amended and supplemented by the HITECH Act, when each is effective and as each is amended from time to time.

“HITECH” or “HITECH Act” means the Health Information Technology for Economic and Clinical Health Act found in the American Recovery and Reinvestment Act of 2009 at Division A, Title XIII and Division B, Title IV, and all regulations promulgated pursuant thereto.

“HITECH Payments” means HITECH incentive payments and rights to receive such payments based on attestations submitted or to be submitted with respect to “meaningful use” of certified electronic health record technology (as those terms are defined under §§ 4101, 4102 and 4201 of the HITECH Act, pursuant to the requirements of the implementing regulations under the HITECH Act).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

[Schedule A]

“IBNR” means claims for hospital or medical benefits that (a) were provided to, or rendered on behalf of, Members prior to the Effective Time and (b) were not processed by or on behalf of, the Prospect Healthcare Entities as of the Effective Time, and (c) are or are required under the Knox-Keene Act to be treated as a liability in the calculation of Tangible Net Equity for (i) Prospect Health Plan, and/or (ii) PMG (on behalf of itself and any Prospect Healthcare Entities which are RBOs whose Tangible Net Equity is reported to the DMHC on a consolidated basis with, or otherwise through, PMG), as of the Effective Time, calculated utilizing the same methodology by which IBNR has been calculated historically for purposes of calculating Tangible Net Equity for DMHC reporting purposes in accordance with Schedule 3.1(a).

“IBNR Adjustment Time” means 11:59 p.m. Los Angeles, California time on the last day of the month that is the eighteenth (18th) month after the Closing Date.

“Income Taxes” means any Tax measured by, imposed on or calculated by reference to net income or profits, including any franchise, margin or similar Tax in the nature of a net income Tax.

“Indebtedness” means, of any Person and as of any time, the aggregate amount of the following obligations of such Person as of such time, including any outstanding principal, accrued and unpaid interest, prepayment, breakage or redemption premiums, fees, expenses or penalties associated therewith (in each case, to the extent applicable), and without duplication: (a) the outstanding principal amount of any indebtedness for borrowed money; (b) the outstanding principal amount of all other obligations evidenced by bonds (including surety bonds), debentures, notes or similar instruments of indebtedness; (c) all obligations for the deferred purchase price of property, assets or services, whether contingent or otherwise, including any deferred purchase price obligations under seller notes, earnout obligations, post-closing true-ups, holdbacks and similar deferred purchase price obligations (other than trade payables arising in the ordinary course of business and included in the calculation of Closing Working Capital); (d) all obligations under any interest rate, currency or commodity swap, forward contract, collar, hedge or similar instrument (in each case, valued at the termination value thereof) or other obligations under securitization transactions; (e) all obligations created or arising under any conditional sale or title retention agreement; (f) all obligations under any advances payable to third parties; (g) all obligations under cost report liabilities from taxable year 2021 and prior years; (h) all obligations created or arising under deferred revenue outside of the ordinary course of business; (i) all obligations created or arising under escheat or unclaimed property Law; (j)(i) lease obligations to the extent any such lease is classified as a capital or finance lease in the Financial Statements or required to be recorded as a capital or finance lease in accordance with GAAP and (ii) all obligations in respect of synthetic leases; (k) all obligations, contingent or otherwise, under letters of credit, financial guaranties, letters of guaranty, banker’s acceptances, or similar credit transactions, in each case solely to the extent drawn; (l) any severance obligations, termination indemnities, long-service awards, jubilee payments and similar benefits or Liabilities payable in respect of terminations of employment that occurred on or prior to the Closing; (m) all obligations or Liabilities for earned or accrued but unpaid bonuses (including, for the avoidance of doubt, any bonuses that are earned due or in connection with the consummation of the Transactions that are not treated as Company Transaction Expenses), commissions, and long-term incentive compensation (assuming payments will be made at the greater of actual and target performance); (n) any unpaid employer matching, non-elective, profit sharing or other contribution or allocation to the extent attributable to any period through or prior to the Closing Date, whether or not accrued, to or in respect to any Tax qualified or other retirement plans; (o) all unfunded or underfunded obligations or Liabilities in respect of any defined benefit pension, deferred compensation, post-termination or post-employment benefits, including obligations or Liabilities for retiree health or welfare benefits, nonqualified deferred compensation or supplemental executive retirement, and old age part-time working contracts; (p) the employer portion of applicable payroll and similar Taxes payable in connection with the amounts set forth in the foregoing clauses (c), (l), and (m) through (o); (q) any obligations secured by Liens (other than Permitted Liens); (r) any obligations of any other Person described in the preceding clauses (a) through (q) that such first Person has guaranteed or assumed on behalf of such other Person; (s) with respect to the Prospect Healthcare Entities, any amounts payable by the Prospect Healthcare Entities to Sellers or their Affiliates (other than the Prospect Healthcare Entities) pursuant to any intercompany accounts that are not settled or otherwise eliminated in full prior to the Closing (including any declared but unpaid dividends); and (t) all Accrued Taxes.

[Schedule A]

“Indemnity Escrow Amount” means Fifty Million Dollars ($50,000,000.00) plus the amount of the Deductible.

“Initial Indemnity Escrow Amount” means Fifteen Million Dollars ($15,000,000.00).

“Insurance Costs” with respect to an insurance policy means any and all costs, fees and expenses with respect to such policy, including the total premium, underwriting costs and due diligence fees, brokerage or placement fees, Taxes including Taxes on the receipt of proceeds received pursuant to such policy), attorneys’ fees and other fees and expenses incurred, paid or payable in connection with obtaining such policy.

“Insurance Tail Policy” means a tail policy to the current directors’ and officers’ liability, medical malpractice and/or professional liability, employment practices, and other liability insurance in addition to any other insurance policies currently maintained by the Prospect Acquired Entities or by a Seller or its Affiliate on behalf of the Prospect Healthcare Entities, which tail policy shall be effective for a period of six (6) years after the Closing with respect to claims arising from facts or events that occurred on or before the Closing, and which tail policies shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, the coverage currently provided by such current policies.

“Intellectual Property” means any and intellectual property and industrial property rights of every kind and description throughout the world, including: all U.S. and foreign (a) issued patents, reissued or reexamined patents, revivals of patents, divisions and divisionals thereof, continuations and continuations-in-part of patents, provisional patents, all renewals, revisions and extensions thereof, utility models, and certificates of invention, regardless of country or formal name; and published or unpublished nonprovisional and provisional patent applications claiming the benefit or priority of the filing date of any such application or patent or serving as the basis for priority thereof, including the right to file other or further applications, reexamination proceedings, patent disclosures, invention disclosures and records of invention (“Patents”); (b) trademarks, service marks, trade names, slogans, domain names, social media accounts, logos, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Marks”);, (c) works of authorship copyrights, and copyrightable subject matter, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights, and rights to create derivative works (“Copyrights”);, (d) rights in software and other computer programs (whether in source code, object code, or other form), algorithms, models, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (“Software”); (e) Trade Secrets, and (f) all application and registrations, and any renewals, extensions, reversions, for the foregoing and all improvements to any of the foregoing, Marks, and internet domain names (including, in each case, the goodwill associated therewith).

[Schedule A]

“IRS” means the U.S. Internal Revenue Service.

“Joint Venture Entity” means Gateway Medicor – Rancho Cucamonga, Inc., a California professional corporation.

“Joint Venture Equity” means PIPH’s equity ownership interest in the Joint Venture Entity.

“Key Management Change” means the change of four (4) or more management team members at a Prospect Healthcare Entity.

“Knox-Keene Act” means the California Knox-Keene Health Care Service Plan Act of 1975 and all regulations promulgated thereunder.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, proposed regulation, listing standard, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation that is, or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority or the governing body of any national securities exchange, including without limitation the Healthcare Information Laws and the Healthcare Laws.

“Legal Proceeding” means any civil, criminal or administrative actions, arbitrations, audits, charges, complaints, investigations, notices of violation, petitions, proceedings, suits, demands, claims or other litigation or similar proceedings filed by or before any Governmental Authority or arbitrator, or any other dispute, including any adversarial proceeding arising out of this Agreement.

“Liabilities” means all debts, liabilities, guarantees, deficiencies, interests, Taxes, penalties, fines, claims, demands, judgments, losses (including loss of benefit or relief), costs, expenses, assurances, commitments or obligations of any type, kind or nature, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Lien” means any charge, mortgage, pledge, security interest, lien, easement, covenant, right of first offer or refusal, preemptive right, license grant, hypothecation, deed of trust, lease, sublease, license, sublicense, occupancy agreement, right of way, encroachment, title defect, conditional installment, contingent sale or title recognition agreement or similar encumbrance of any kind (including any restriction on the voting of any security, any restriction on the transfer of any attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.

[Schedule A]

“Loss(es)” means any and all damages, losses, claims, Liabilities, demands, charges, suits, settlements, judgement awards, fines, Taxes, fees, obligations, causes of actions, payments, penalties and expenses (including reasonable attorneys’ and other professionals’ fees and disbursements and costs of legal proceedings and negotiations).

“Management Services Agreement” means that certain Management Services Agreement dated October 31, 2023, by and between Prospect Healthcare Facilities Management, LLC, PHPH, and the Hospital, with respect to Prospect Healthcare Facilities Management, LLC’s management of the Hospital Business.

“Marketing Compliant” means, with respect to the Financing Information, that:

(a)            such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading in light of the circumstances in which made;

(b)            the independent registered public accountants of the Purchased Business have consented to or otherwise authorized the use of their audit opinions related to any audited financial information and have not withdrawn or otherwise modified such audit opinions; and

(c)            such Financing Information contains the financial and other information that would be required to be included in a registration statement relating to a sale of the Purchased Business’s debt or equity securities on Form S-1 to be declared effective on any date falling within the Specified Period;

(d)            the financial information included in such Financing Information are, and remain throughout the Specified Period, sufficiently current to permit a registration statement relating to the sale of the Purchased Business’s debt or equity securities on Form S-1 using such financial information to be declared effective by the SEC on any date falling within the Specified Period; and

(e)            (i) the financial statements and other financial information included in Financing Information are, and remain throughout the Specified Period, sufficient to permit Buyer’s financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to financial information contained in the Financing Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in any marketing materials) on any date during the Specified Period, and (ii) the Purchased Business’s auditors have delivered drafts of customary comfort letters, including, such negative assurance comfort, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Specified Period and any closing date occurring during the Specified Period.

[Schedule A]

“Material Adverse Effect” means any change, event or effect that, when taken together with all other related changes, events or effects, has had a material adverse effect on (a) the Healthcare Business, properties, assets, results of operations or condition, financially or otherwise, taken as a whole, of the Prospect Healthcare Entities, or (b) the ability of Sellers to consummate the Transactions; provided, however, that a “Material Adverse Effect” shall not include any change or effect: (i) in general economic or business conditions; (ii) financial, banking or securities markets of the United States in general (including any disruption thereof and any decline in the price of any security or any market index); (iii) in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (iv) affecting generally the industries or markets in which the Prospect Healthcare Entities operate; or (v) resulting from changes in applicable Law, so long as, in the case of each of the foregoing clauses (a) through (e), any such effect, change, event or condition does not affect the Prospect Healthcare Entities in a materially disproportionate manner relative to other participants in similar industries in which the Prospect Healthcare Entities operate. A failure by the Prospect Healthcare Entities to meet any projections, estimates or budgets for any period, on or after the date of this Agreement shall not in itself constitute a “Material Adverse Effect”; provided that, this sentence shall not prevent a determination that any change, event or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect). Notwithstanding the foregoing, in no event shall any of the following, alone or in combination be deemed to constitute, nor shall any of the following (including the effect of any of the following be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (x) any change, event or effect arising out of or relating to any Business Insolvency Proceeding (including any Legal Proceeding against any Prospect Healthcare Entity arising out of or relating to any Other Business Insolvency Proceeding); or (y) any actions taken (or not taken) in good faith by any Prospect Healthcare Entity or their Affiliates in response to any Other Business Insolvency Proceeding.

“Member” means an eligible individual who is enrolled in a Plan that contracts with a Prospect Healthcare Entity which operates as an independent practice association RBO, or restricted Knox-Keene health care service plan, with respect to whom the applicable Prospect Healthcare Entity assumes financial risk or is entitled to receive payment (whether on a capitated, percentage of premium, or other basis).

“MPT” means MPT Picasso Investors TRS, LLC, a Delaware limited liability company.

“Notice of Material Modification” means a health care service plan regulatory filing, including any amendments thereto, required to be filed by PHP pursuant to the Knox-Keene Act to obtain approval from the DMHC to consummate the applicable Transactions.

“OHCA” means the California Office of Health Care Affordability.

“Order” means any judgment, order, writ, decision, injunction, award or decree of any foreign, federal, state, local or other court or tribunal and any ruling or award in any binding arbitration proceeding, other than any judgment, order, writ, decision, injunction, award or decree of general applicability.

[Schedule A]

“Organizational Documents” means with respect to any particular entity: (a) if a corporation, the articles or certificate of incorporation and the bylaws; (b) if a general partnership, the partnership agreement and any statement of partnership; (c) if a limited partnership, the limited partnership agreement and the certificate of limited partnership; (d) if a limited liability company, the articles of organization or certificate of formation and operating agreement; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of any Person or relating to the rights, duties and obligations of the equityholders of any Person; and (g) any amendment or supplement to any of the foregoing.

“Other Business Insolvency Proceeding” means any bankruptcy, insolvency, assignment for the benefit of creditors, exercise of creditors rights or other Legal Proceeding affecting the assets or business of all or any portion of the Other Prospect Business.

“Owned Real Property” means all interests of the Prospect Asset Sellers in the real property owned by the Prospect Asset Sellers, including all rights of a Prospect Asset Seller or its Affiliates in the land, buildings, fixtures, parking lots, construction in progress, and other improvements located thereon as to each parcel of real property included in such Owned Real Property.

“Pass-Through Tax Return” means any Tax Return (other than, for the avoidance of doubt, any Combined Tax Return), relating to Income Taxes filed by or with respect to any Prospect Acquired Entity to the extent that such Prospect Acquired Entity is treated as a pass-through entity for purposes of such Tax Return.

“Pension Plan” means a defined benefit plan subject to Title IV of ERISA that is sponsored or maintained, or contributed to or required to be contributed to, by a Prospect Healthcare Entity or any ERISA Affiliate, including but not limited to, in any event, the Crozer-Keystone Health System Employees Retirement Plan, the Eastern Connecticut Health Network, Inc. Pension Plan, the Waterbury Hospital Cash Balance Retirement Plan, the Connecticut Healthcare Associates Pension Fund, and the New England Healthcare Employees Pension Plan.

“Permits” means all licenses, permits, franchises, approvals, authorizations, consents or orders of, or filings with, any Governmental Authority, certifications, approvals, registrations, variances, accreditations, certificates of need, enrollments, provider and supplier numbers, consents, letters of non-reviewability and other permissions material to or required for operation of each Prospect Healthcare Entity by or on behalf of any Governmental Authority or accrediting body, that are necessary for the operation of a Prospect Healthcare Entity and/or the conduct of the Healthcare Business.

[Schedule A]

“Permitted Liens” means: (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, manufacturer’s or repairmen’s Liens or other similar Liens (other than Liens for Taxes) arising or incurred in the ordinary course of business that are not yet due and payable or, if due and payable, are being contested by appropriate Legal Proceedings or secured by an adequate reserve reflected in the applicable Prospect Healthcare Entity’s books in accordance with GAAP; (b) statutory Liens for Taxes, not yet due and payable; (c) with respect to Leased Real Property and/or Owned Real Property, (i) easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report or other similar report or listing (excluding Liens for Taxes), which do not materially impair the occupancy or use of the real property for the purposes for which it is currently occupied and used in connection with the applicable Purchased Business, (ii) any conditions that may be shown by a current survey obtained by Buyer (or any of its Representatives) or made available in the Electric Data Room or physical inspection (excluding Liens for Taxes), which do not materially impair the occupancy or use of the real property for the purposes for which it is currently occupied and used in connection with the applicable Purchased Business, (iii) zoning, building, subdivision or other similar requirements or restrictions which are not materially violated by the current use and operation of the applicable Leased Real Property and/or Owned Real Property by the applicable Seller in connection with the Healthcare Business and/or Hospital Business, as applicable, and (iv) any and all Service Contracts which do, individually or in the aggregate, materially interfere with the ordinary conduct of the Purchased Business or materially interfere with or materially detract from the current use or occupancy of the real property subject thereto in connection with the Purchased Business, as applicable; (d) other Liens (excluding Liens for Taxes) incurred in the ordinary course of business that do not, and would not reasonably be expected to, individually or in the aggregate, materially impair the existing use, occupancy, value or marketability of the assets of the Prospect Healthcare Entities and their Subsidiaries, in each case, that are not related to Indebtedness; (e) with respect to Owned Real Property, Liens and other similar restrictions of record identified in any title reports obtained by Buyer (or any of its Representatives) or made available in the Electronic Data Room and scheduled on Section 4.5(b) of the Disclosure Schedules (excluding Liens for Taxes); (f) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, excluding Liens for Taxes; (h) Liens created by this Agreement or any of the Transaction Documents, or in connection with the Transactions by Buyer; (j) Liens arising under precautionary filings made under the Uniform Commercial Code, excluding Liens for Taxes; and (k) Liens that will be released at or prior to the Closing, excluding Liens for Taxes.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Authority, body or entity or any department, agency or political subdivision thereof, a trust or other entity or organization.

“Personal Information” refers to data that, separately or when combined with other data, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked directly or indirectly to an individual person, such as name, address, email address or photograph, or any data otherwise defined as personal information, personal data, personally identifiable information, or such similar terms under applicable Healthcare Information Laws.

“PIPH’ means Prospect Intermediate Physician Holdings, Inc., a California medical corporation.

“Plans” means organizations such as insurance companies, health care service plans, health plans, self-insured employers, government payors, health maintenance organizations, medical groups, independent practice associations and other third party payors.

[Schedule A]

“Potentially Misclassified Employees” means those Employees identified as such on Schedule 7.32.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date and, with respect to a Straddle Period, the portion of the taxable period that ends on and includes the Closing Date.

“Pre-Closing Taxes” means, without duplication, all Liabilities for (i) any Taxes of Sellers or any of their predecessors, equityholders or Affiliates (including, for the avoidance of doubt, any Taxes resulting from the Transactions, including all Liability for any Taxes related to the Section 338(h)(10) Elections, any Taxes attributable to cancellation of indebtedness income relating to the transactions contemplated by the MRA or the agreements described in Section 1.5(d) and Section 1.5(e)) and all Taxes of the Joint Venture Entity and its predecessors, equityholders or Affiliates, (ii) any Taxes of a Prospect Acquired Entity for any Pre-Closing Tax Period (including, for the avoidance of doubt, any Taxes resulting from the Transactions, including all Liability for any Taxes related to the Section 338(h)(10) Elections), treating any advance payments, deferred revenues or other prepaid amounts received or arising in any Pre-Closing Tax Period as taxable in a Pre-Closing Tax Period, (iii) any Taxes related to the Excluded Assets or Excluded Liabilities (including for the avoidance of doubt any Taxes attributable to cancellation of indebtedness income relating to the transactions contemplated by the MRA or the agreements described in Section 1.5(d) and Section 1.5(e)), (iv) any Taxes relating to the Purchased Assets, the Purchased Business or the Assumed Liabilities for any Pre-Closing Tax Period, (v) any Taxes of another Person imposed on a Prospect Acquired Entity, or the Joint Venture Entity (or imposed on or with respect to the Purchased Assets) pursuant to Treasury Regulation Section 1.1502-6 or any analogous state, local or foreign Law, or by reason of a Prospect Acquired Entity, or the Joint Venture Entity (or its equityholders or Affiliates) having been a member of any consolidated, combined or unitary group on or prior to the Closing Date (including for the avoidance of doubt any Taxes attributable to cancellation of indebtedness income relating to the transactions contemplated by the MRA or the agreements described in Section 1.5(d) and Section 1.5(e)), (vi) the amount of any Transfer Taxes for which Sellers are responsible pursuant to Section 7.12(l), (vii) any Liabilities of a Prospect Acquired Entity, or the Joint Venture Entity (or imposed on or with respect to the Purchased Assets) for Taxes of any other Person pursuant to any Tax Sharing Agreement entered into prior to the Closing, (viii) any Liabilities of a Prospect Acquired Entity, or the Joint Venture Entity (or imposed on or with respect to the Purchased Assets) for Taxes of any other Person as a transferee or successor, or pursuant to applicable Law, in each case relating to an event or transaction occurring on or prior to the Closing Date (including for the avoidance of doubt any Taxes attributable to cancellation of indebtedness income relating to the transactions contemplated by the MRA or the agreements described in Section 1.5(d) and Section 1.5(e)), (ix) any Taxes attributable to a breach of any representation or warranty set forth in Section 5.7 (provided that, notwithstanding anything else in this Agreement to the contrary, it is the intent of the Parties that a breach of a representation or warranty set forth in Section 5.7 will be deemed to occur for purposes of determining whether a liability is subject to indemnification pursuant to Section 10.2(a) whether or not such breach is disclosed on Schedule 5.7), determined without regard to any qualifications with respect to materiality contained therein, (x) the employer’s share of any payroll or other employment Taxes attributable to any payments made in connection with the Transactions, and (xi) any Taxes attributable to the transactions contemplated by the MRA or the Merger. Pre-Closing Taxes shall be determined by treating as a Pre-Closing Tax the amount of any payroll Tax credit claimed under any provision of the COVID Tax Acts that is received by the Prospect Healthcare Entities on or before the Closing Date, but only to the extent such payroll Tax credits are subsequently disallowed or are recaptured. For purposes of this definition, AMVI and each Subsidiary of a Prospect Acquired Entity and the Joint Venture Entity will constitute a Prospect Acquired Entity, as applicable.

[Schedule A]

“Premises” means, with respect to a Prospect Healthcare Entity, the premises that are leased by such Prospect Healthcare Entity pursuant to a Lease.

“Prospect Acquired Website” means all websites owned, operated or hosted by a Prospect Healthcare Entity or through which any Prospect Healthcare Entity conducts its business.

“Prospect Asset Seller Benefit Plan” means any Benefit Plan to which a Prospect Asset Seller is a party, with respect to which a Prospect Asset Seller has any obligation (including any contingent liability with respect to a Prospect Asset Seller ERISA Affiliate) or which is maintained, contributed to, or sponsored by a Prospect Asset Seller.

“Prospect Asset Seller ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included a Prospect Asset Seller.

“Prospect Healthcare Entity(ies)” means the Prospect Acquired Entities, the Prospect Asset Sellers and the Joint Venture Entity.

“Prospect Healthcare Entity Systems” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Prospect Acquired Websites) that is used in the business of a Prospect Healthcare Entity.

“Prospect Medical Trademark Agreement” means that certain Trademark Agreement to be entered into by and among Buyer and PMH on the Closing Date, in substantially the form attached hereto as Exhibit H.

“Protected Business” means any business which contracts with any parties to deliver health care under capitated or global risk arrangements, including without limitation, RBOs, limited license health plans and other payer arrangements, Accountable Care Organizations (whether Government Program or commercial), hospitals, clinics, and management services organization or similar entities which support the operations of health care providers or payers or perform delegated activities such as credentialing, utilization management or claims processing; provided that, (i) any business in which Seller or an Affiliate of Seller contracts with Buyer or an Affiliate of Buyer will not be considered a Protected Business for purposes of this Agreement, and (ii) the Other Prospect Business will not be considered a Protected Business for purposes of this Agreement.

“PTO” means paid time off, vacation, or similar leave.

[Schedule A]

“Publicly Available Software” means: (a) any software that contains, or is derived in any manner in whole or in part from, any software that is distributed as free software, open source software or under similar licensing or distribution models; (b) any software that requires as a condition of use, modification or distribution that such software or other software incorporated into, derived from or distributed with such software: (i) be disclosed or distributed in source code form; (ii) be licensed for the purpose of making derivative works; or (iii) be redistributable at no charge; and (c) software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (A) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (B) the Artistic License (e.g., PERL); (C) the Mozilla Public License; (D) the Netscape Public License; (E) the Sun Community Source License (SCSL); (F) the Sun Industry Source License (SISL); and (G) the Apache Software License.

“Purchase Price Adjustment Amount” means Five Million Dollars ($5,000,000.00).

“R&W Insurer” means Liberty Surplus Insurance Corporation, the insurer under the R&W Insurance Policy. If applicable, the R&W Insurer shall include any managing general agent or managing general underwriter that has underwritten the R&W Insurance Policy, along with its underlying insurer(s).

“Release” shall have the meaning set forth in CERCLA.

“Representative” or “Representatives” means, with respect to a particular Person, any director, manager, shareholder, member, limited or general partner, equityholder, officer, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors.

“Restricted Territory” means any state, county, or locality in the United States in which Buyer or its Affiliates conducts business as of the Closing Date.

“Rollover Elected PTO” means Accrued PTO that a Transferred Employee has elected under Section 7.11(e) not to be cashed out.

“SEC” means the U.S. Securities and Exchange Commission.

“Security Breach” means any security incident that involves the (i) accidental or unlawful destruction, loss, alteration, corruption, or other misuse of any Prospect Healthcare Entity data or information, including without limitation Trade Secrets, individually identifiable information, Personal Information, and any information subject to Healthcare Information Laws (collectively, “Prospect Acquired Data”), (ii) unauthorized or unlawful acquisition, sale, disclosure, loss, or rental of, access or availability to or any other processing of Prospect Acquired Data, or (iii) other act or omission that compromises the security, integrity, or confidentiality of any Prospect Acquired Data.

“Sellers’ Knowledge” or any variant thereof means, the actual knowledge as of or prior to the Effective Date of any Seller or Seller Representative, or any other senior level employee of Seller or Seller Representative with supervisory authority over the matter at issue, or the knowledge any such person would have obtained after reasonable due inquiry of direct reports and investigation under the circumstances.

[Schedule A]

“SMRH” means Sheppard, Mullin, Richter & Hampton LLP.

“Straddle Period” means any taxable period that begins on or before, and ends after, the Closing Date.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which: (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof; or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof having the power to govern or elect members of the applicable governing body of such entity is at the time owned or controlled, directly or indirectly, by that Person or one or more subsidiaries of that Person or a combination thereof; and the term “Subsidiary” with respect to any Person shall include all subsidiaries of each subsidiary of such Person. “Subsidiary” shall not include the Joint Venture Entity.

“Supplemental Payments” means any payments to a Prospect Healthcare Entity to offset uncompensated care and other costs, including Disproportionate Share Payments §1115 waiver payments, additional Medicaid fee-for-service or managed care payments and other similar payments.

“Tax Refund” means any refund of Taxes of a Prospect Acquired Entity, whether received as cash or actually used as a credit to offset cash Taxes otherwise payable, with respect to a Pre-Closing Tax Period.

“Tax Return” means any report, return, declaration, claim, claim for refund, or information return or statement filed or required to be filed with a Taxing Authority with respect to Taxes (including any schedules or attachments thereto and amendments thereof).

“Tax Sharing Agreement” means an agreement (whether written or oral), a primary purpose of which is the sharing or allocation of, or indemnification for, Taxes.

“Taxes” means all federal, state or local and all foreign taxes, assessments, and other governmental charges, duties, impositions, and Liabilities, including income, gross receipts, windfall profits, as valorem, stamp, registration, value added, severance, property, production, sales, use, production, transfer, payroll, unemployment, estimated, severance, custom, duty, license, excise, franchise, employment, environmental, healthcare, occupation, premium, property, real property gains, windfall profits, escheat and unclaimed property (whether or not treated as a tax under local Law), withholding and other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest with respect to such additions or penalties, in each case whether disputed or not.

[Schedule A]

“Taxing Authority” means any Governmental Authority responsible for the collection, administration or the imposition of any Tax or having the authority to review or audit any Tax Return.

“Third Party” means a Person that is not a party to this Agreement but excluding any Affiliate of a party hereto.

“Third-Party Payor Programs” means any and all Federal Health Care Programs and all other health care service plans, health maintenance organizations, health insurers and other private, commercial, or Government Programs, regardless of whether the applicable Prospect Healthcare Entity is an in-network or out-of-network provider or supplier.

“Trade Secrets” mean trade secrets, confidential business information and all other proprietary information, ideas, know-how, inventions, proprietary process, formulae, models, and methodologies that: (a) has economic value to its owner by virtue of its secrecy; and (b) that its owner elects to maintain as a trade secret under applicable Law.

“Transaction(s)” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transaction Bonus Retention Agreements” means those certain Transaction Bonus Retention Agreements between the PHPH and certain Employees and employees of its Affiliates identified on Schedule 1.7 hereto.

“Transaction Documents” means, with respect to a Party, all agreements, certificates and other instruments to be delivered by such Party at Closing pursuant to this Agreement.

“Transaction Tax Deductions” means any Income Tax deductions that are deductible in a taxable period (or portion thereof) ending on or prior to the Closing Date under applicable Law (using a “more likely than not” or higher standard), that are attributable to or result from: (a) any amounts included in Closing Date Indebtedness (as finally determined pursuant to Section 3.3); or (b) the payment of any Company Transaction Expenses (as finally determined pursuant to Section 3.3) or any amounts that would have been Company Transaction Expenses but that were paid by a Prospect Healthcare Entity prior to the Closing (in each case, calculated, with respect to any “success-based fees”, in accordance with the seventy percent (70%) safe harbor set forth in IRS Revenue Procedure 2011-29 to the extent permitted under applicable Law).

“Transition Patients” means patients admitted to the Hospital prior to the Effective Time but not yet discharged as of the Effective Time.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code.

“Unsecured PHI” means “unsecured protected health information,” as defined by 45 C.F.R. § 164.402, that is in the possession or under the control of Seller or Prospect Healthcare Entities (including their respective Workforces) or any of their Business Associates.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Willful Breach” by a Party means an intentional act or omission by such Party if: (a) such act or omission causes such Party to be in breach of this Agreement; and (b) such Party has the actual subjective awareness after reasonable inquiry at the time of such intentional act or omission that such action or omission constitutes a breach of this Agreement.

“Workforce” means “workforce” as defined in 45 C.F.R. § 160.103.

[Schedule A]

Schedule B.1

PHPH Subsidiaries

I.	The PHPH Subsidiaries:

1.	Alta Newport Hospital, LLC.
2.	ProMed Health Care Administrators.
3.	Prospect ACO, LLC.
4.	Prospect Health Plan, Inc.
5.	Prospect Health Services AZ, LLC.
6.	Prospect Health Services TX, Inc.
7.	Prospect Intermediate Holdings, LLC.
8.	Prospect Medical Group AZ, LLC.
9.	Prospect Medical Systems, LLC.
10.	Prospect Provider Group TX, Inc.
11.	Prospect West Coast ACO Holdings, LLC.
12.	RightRX.

Schedule B.2

PHPH APOs

1.	Care@Home Solutions CA, Inc.
2.	Genesis HealthCare of Southern California, Inc., A Medical Group.
3.	New Genesis Medical Associates, Inc.
4.	Nuestra Familia Medical Group, Inc.
5.	Pomona Valley Medical Group, Inc.
6.	Primary and Multi-Specialty Clinics of Anaheim, Inc.
7.	Prospect Health Source Medical Group, Inc.
8.	Prospect Intermediate Physician Holdings, Inc.
9.	Prospect Medical Group, Inc.
10.	Prospect NWOC Medical Group, Inc.
11.	Prospect Physician Holdings, Inc.
12.	Prospect Professional Care Medical Group, Inc.
13.	StarCare Medical Group, Inc.
14.	Upland Medical Group, A Professional Medical Corporation.
15.	Gateway Medicor-Rancho Cucamonga, Inc.

Schedule C

Prospect Asset Sellers

1.	PHP Holdings, LLC, a Delaware limited liability company
2.	Prospect Provider Group RI, LLC, a Delaware limited liability company, d/b/a CharterCare Provider Group RI, LLC
3.	Prospect Intermediate Holdings, LLC, a Delaware limited liability company
4.	Prospect Medical Systems, LLC, a Delaware limited liability company
5.	Prospect Provider Group TX, Inc., a Texas 162.001(b) nonprofit health organization
6.	Prospect Health Services TX, Inc., a Texas 162.001(b) nonprofit health organization
7.	Prospect Medical Group AZ, LLC, an Arizona limited liability company
8.	RightRX, a California corporation
9.	Prospect Physician Holdings, Inc., a California professional medical corporation
10.	Prospect Intermediate Physician Holdings, Inc., a California professional medical corporation
11.	New Genesis Medical Associates, Inc., a California professional medical corporation, f/n/p Genesis Medical Clinic and Prospect Foothill Urgent Care
12.	Primary and Multi-Specialty Clinics of Anaheim, Inc., a California professional medical corporation, f/n/p Gateway Medical Center and Gateway Medical Center Anaheim Hills
13.	Prospect Health Source Medical Group, Inc., a California professional medical corporation
14.	Genesis HealthCare of Southern California, Inc., a Medical Group, a California professional medical corporation, f/n/p Daehan Prospect Medical Group, Inc. and Prospect Genesis Healthcare
15.	Prospect Medical Group, Inc., a California professional medical corporation, d/b/a the following:
a.	Prospect Medical Group – Los Angeles
b.	Prospect Medical Group – Sand Diego
c.	Prospect Medical Group – Inland Empire
d.	Prospect Medical Group – Orange County
e.	Prospect Medical Group – Jian Kang
f.	Prospect Persian Medical Group, Inc.
g.	Prospect Latino Medical Group, Inc.
h.	Los Angeles Medical Center IPA
i.	Vantage Medical Group Inc.
j.	Cal Care IPA
k.	Prospect SoCal
l.	Prospect Medical OC
m.	Prospect Daehan Medical Group – Inland Empire
n.	Prospect Daehan Medical Group – Los Angeles
o.	Prospect Daehan Medical Group – Orange County
p.	Prospect Nuestra Familia Medical Group – Los Angeles
q.	Prospect Nuestra Familia Medical Group – Orange County
16.	Nuestra Familia Medical Group, Inc., a California professional medical corporation
17.	StarCare Medical Group, Inc., a California professional medical corporation, f/n/p Prospect Gateway Medical Group
18.	Prospect Professional Care Medical Group, Inc., a California professional medical corporation, f/n/p Prospect Medical LA
19.	Prospect NWOC Medical Group, Inc., a California professional medical corporation
20.	Upland Medical Group, A Professional medical Corporation, a California professional medical corporation
21.	Pomona Valley Medical Group, Inc., a California professional medical corporation

Schedule C.2

Buyer Entities

Astrana Health Management, Inc., a California corporation.

Metropolitan IPA, a California professional corporation.

Astrana Care Hospital, LLC, a Delaware limited liability company.

AstranaCare Partners of Arizona, LLC a Delaware limited liability company.

ApolloCare Partners of Texas PLLC, a Texas professional limited liability company.

AMG, a Professional Medical Corporation, a California professional corporation.

Schedule 7.2(b)(ii)(A)

Required Regulatory Approvals

1.	HSR.

2.	OHCA.

3.	DMHC.

Schedule 7.23
Scope of Transition Services

1.	Back-End Revenue Cycle Management: Astrana would like to include the following services in a TSA for services provided re: patient financial accounting, coding, and billing. (i.e. functions such as Quality, UR, Admitting, Medical Records, and Credentialing).

2.	Information Technology: Astrana would like to use Prospect’s IT for short term transition support. The 'Allscripts EMR' is required during the transitory period. (i.e. Network management; Infrastructure Management; Clinical Applications; Licenses; Support services).

3.	General Accounting / Finance: Astrana may need short term TSA support here, until filly under Astrana’s direct management. (i.e. Compliance support; Payroll; Treasury Support; Financial reporting).

4.	Plant Operations / Maintenance / Repair: Astrana would like the on-site team as part of the TSA since the building is old and having capital needs over the next several years, Astrana will need their expertise to guide the projects.

5.	Supply Chain / Contract Services: Astrana would like this in the TSA for the short term to ensure there is no interruption in purchasing pharmaceuticals, med supplies, equipment, food, linen, lab, etc.

6.	Quality/ Patient Safety/ Regulatory: Astrana would like this in the TSA for oversight related to regulatory reports, accreditation reports, lawsuits, etc.

7.	Human Resources: Astrana may need to use HR for bandwith re: employees, but will not rely on Prospect for HR longer than needed.